SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the year ended December 31, 2014

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                      to

Commission file number 1-4448

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Baxter International Inc. and Subsidiaries

Incentive Investment Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Baxter International Inc.

One Baxter Parkway

Deerfield, IL 60015

(224) 948-2000

Baxter International Inc.

and Subsidiaries

Incentive Investment Plan

Financial Statements and Supplemental Schedule

December 31, 2014 and 2013

Baxter International Inc. and Subsidiaries

Incentive Investment Plan

Index

December 31, 2014 and 2013

Page(s)

Report of Independent Registered Public Accounting Firm	1

Financial Statements

Statements of Net Assets Available for Benefits as of December 31, 2014 and 2013	2

Statements of Changes in Net Assets Available for Benefits for the years ended December 31, 2014 and 2013	3

Notes to Financial Statements	4-15

Supplemental Information

Schedule H, Line 4i: Schedule of Assets (Held at End of Year) as of December 31, 2014	16-69

Report of Independent Registered Public Accounting Firm

To the Participants and Administrative Committee of

  the Baxter International Inc. and Subsidiaries Incentive Investment Plan

Deerfield, Illinois

We have audited the accompanying statements of net assets available for benefits of the Baxter International Inc. and Subsidiaries Incentive Investment Plan (“the Plan”) as of December 31, 2014 and 2013, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2014 and 2013, and the changes in net assets available for benefits for the years then ended in conformity with U.S. generally accepted accounting principles.

The supplemental Schedule H, Line 4i – Schedule of Assets (Held at End of Year) as of December 31, 2014 has been subjected to audit procedures performed in conjunction with the audit of the Baxter International Inc. and Subsidiaries Incentive Investment Plan’s financial statements. The supplemental schedule is the responsibility of the Plan’s management. Our audit procedures included determining whether the information presented in the supplemental schedule reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the supplemental schedule, we evaluated whether the supplemental schedule, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental schedule is fairly stated in all material respects in relation to the financial statements as a whole.

/s/ Crowe Horwath LLP

Oak Brook, Illinois

June 19, 2015

Baxter International Inc. and Subsidiaries

Incentive Investment Plan

Statements of Net Assets Available for Benefits

December 31, 2014 and 2013 (in thousands)

	2014	2013
Assets
Investments
Cash and cash equivalents	$46,562	$35,266
Common stock (including securities on loan of $3,364 in 2014 and $1,927 in 2013)	507,029	493,958
U.S. government and government agency issues (including securities on loan of $5,998 in 2014 and $5,325 in 2013)	34,634	31,124
Corporate and other obligations (including securities on loan of $3,257 in 2014 and $6,520 in 2013)	39,425	38,500
Commingled funds	1,147,634	977,799
Synthetic guaranteed investment contracts	712,934	733,857
Registered investment companies	16,921	14,879
Collateral held on loaned securities	12,903	14,078

Total investments at fair value	2,518,042	2,339,461

Receivables
Notes receivables from participants	50,454	47,054
Sponsor contributions	26,743	23,109
Accrued interest and dividends	2,390	2,251
Due from brokers for securities sold	505	800

Total receivables	80,092	73,214

Total assets	2,598,134	2,412,675

Liabilities
Accounts payable	5,957	5,985
Due to brokers for securities purchased	7,815	—
Collateral to be paid on loaned securities	12,903	14,078

Total liabilities	26,675	20,063

Net assets available for benefits, reflecting investments at fair value	2,571,459	2,392,612
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(41,872)	(36,932)

Net assets available for benefits	$2,529,587	$2,355,680

The accompanying notes are an integral part of these financial statements.

Baxter International Inc. and Subsidiaries

Incentive Investment Plan

Statements of Changes in Net Assets Available for Benefits

For the Years Ended December 31, 2014 and 2013 (in thousands)

	2014	2013
Additions to net assets attributed to
Investment income
Net appreciation in fair value of investments	$121,342	$273,896
Interest	22,436	25,520
Dividends	10,973	9,905

Net investment income	154,751	309,321

Participant loan interest	4,099	3,744

Contributions
Sponsor	73,677	68,003
Participant	107,935	110,936

	181,612	178,939

Total additions	340,462	492,004

Deductions from net assets attributed to
Benefits paid	171,804	151,562
Plan expenses	6,834	6,845

Total deductions	178,638	158,407

Increase before transfer	161,824	333,597
Transfer from other plan (Refer to Note 11)	12,083	4,947
Net increase	173,907	338,544

Net assets available for benefits
Beginning of year	2,355,680	2,017,136

End of year	$2,529,587	$2,355,680

The accompanying notes are an integral part of these financial statements.

Baxter International Inc. and Subsidiaries

Incentive Investment Plan

Notes to Financial Statements

December 31, 2014 and 2013

1.	General Description of the Plan

The following description of the Baxter International Inc. and Subsidiaries Incentive Investment Plan (the Plan) is provided for general information purposes only. Participants should refer to the Plan document and summary plan description for more complete information. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

The Plan is a defined contribution plan the predecessor of which originally became effective on January 1, 1960. The Plan was created for the purpose of providing retirement benefits to United States employees of Baxter International Inc. (the Sponsor or the Company) and its subsidiaries, and to encourage and assist employees in adopting a regular savings program by means of payroll deductions through a plan that qualifies under the United States Internal Revenue Code. Plan participants may authorize the Company to make payroll deductions under the Plan ranging from 1% to 50% of their pre-tax monthly compensation limited to a maximum of $17,500 a year in both 2014 and 2013. Participants who have attained the age of 50 by the end of the year may contribute up to an additional $5,500 per year in “catch-up” contributions. Newly hired employees are deemed to have elected to contribute 3% of compensation (increased by 1% per year to a total of 6%) unless they make a contrary election. The Company matches a participant’s savings contributions on a dollar for dollar basis up to 3.0% of the participant’s compensation, and matches any contributions between 3% and 4% of compensation at the rate of 50 cents for each dollar of a participant’s pre-tax contribution, so that the maximum matching contribution for participant who contribute at least 4% of their compensation is 3.5% of compensation. The Company also contributes an additional non-matching 3% of compensation for employees that are not eligible to participate in the Company’s U.S. qualified defined benefit pension plan, which includes all new employees hired on or after January 1, 2007, and employees who had less than five years of service on January 1, 2007 and who elected to cease earning additional service in the pension plan and participate in the higher level of Company contributions in the Plan.

Participants are immediately vested in the elective contributions and matching contribution plus actual earnings thereon. The additional non-matching contributions become fully vested after three years of service. Participants are fully vested in the Company’s non-matching contributions account, regardless of years of service with the Company, upon attaining age 65, upon becoming disabled in accordance with the provisions of the Plan or upon dying while employed by the Company. Forfeitures of nonvested accounts are used to reduce future employer contributions.

Participants may borrow from their vested accounts a minimum of $500 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. The loans are secured by the balance in the participant’s account and bear interest at the prime rate at the last day of the month prior to loan request, plus one percent.

Participants or their beneficiaries may elect lump-sum benefit payments, or benefits may be paid in installments. Shares of Baxter common stock may also be distributed in kind at the participant’s election. Subject to certain provisions specified in the Plan agreement, employed participants may withdraw their pre-tax contributions, matching contributions made prior to 2008, vested non-matching contributions and related earnings in cases of financial hardship and in certain other circumstances. In the case of a participant termination by reason of death or disability, the entire vested amount is paid to the person or persons legally entitled thereto.

Each participant’s account is credited with the participant’s contributions and an allocation of the Company’s contributions and Plan earnings, and is charged with his or her withdrawals and an allocation of Plan-related expenses. Allocations are based on participant earnings or account balances, as defined in the Plan document. The net income of the Plan is posted to the participant’s accounts on a daily basis. Each participant directs the investment of his or her account to any of the investment options available under the Plan.

Baxter International Inc. and Subsidiaries

Incentive Investment Plan

Notes to Financial Statements

December 31, 2014 and 2013

Upon enrollment in the Plan, a participant may direct contributions into any of 20 investment options: Stable Income Fund, Baxter Common Stock Fund, Composite Fund, General Equity Fund, State Street Global Advisors S&P 500 Flagship Fund (SSgA S&P 500 Fund), State Street Global Advisors International EAFE Equity Index Fund (SSgA EAFE Equity Fund), State Street Global Advisors Small Cap Fund (SSgA Small Cap Fund), Northern Trust Domestic Mid Cap Fund, State Street Global Advisors Emerging Markets Fund (SSgA Emerging Markets Fund), ten different Target Date Retirement Funds and the Self-Managed Fund. However, non-matching contributions may not be invested in the Baxter Common Stock Fund. In addition, certain participants may maintain shares received in connection with Baxter’s 1996 spin-off of Allegiance Corporation (Allegiance), which were subsequently converted into common shares of Cardinal Health Inc. (Cardinal) upon Cardinal’s acquisition of Allegiance in 1999. These shares are maintained in the Cardinal Health Common Stock Fund. Additionally, certain participants maintain shares in Edwards Lifesciences Corporation. These shares were placed into the Edwards Lifesciences Common Stock Fund in connection with Baxter’s 2000 spin-off of its cardiovascular business. Participants are not able to make contributions or transfer existing account balances to the Cardinal Health Common Stock Fund or the Edwards Lifesciences Common Stock Fund, but may make transfers out of these funds at any time. Starting in 2013, participants are no longer able to make contributions to the Composite Fund and General Equity Fund, but may make transfers out of these funds at any time.

In March 2014, Baxter announced plans to create two separate, independent global healthcare companies – one focused on lifesaving medical products and the other on developing and marketing innovative biopharmaceuticals. The transition is intended to take the form of a tax-free distribution to Baxter shareholders of more than 80% of the publicly traded stock in the new biopharmaceuticals company (the spin). The transaction is expected to be completed by mid-year 2015, subject to market, regulatory and certain other conditions, including final approval by the Baxter Board of Directors, receipt of a favorable opinion and/or rulings with respect to the tax-free nature of the transaction in the United States, and the effectiveness of the Form 10 registration statement filed with the United States Securities and Exchange Commission.

2.	Summary of Significant Accounting Policies

Basis of Accounting

The accompanying financial statements of the Plan have been prepared on the accrual basis of accounting. Accordingly, investment income is recognized when earned and expenses are recognized when incurred.

Valuation of Investments and Collateral

The fair value of Plan investments and collateral is determined as follows:

Cash and cash equivalents	These largely consist of a short-term investment fund and a money market fund, the fair value of which is based on the net asset value. The investment objectives for these funds are to provide safety for principal, daily liquidity and a competitive yield by investing in high quality instruments.

Common stock	Value based on closing prices on the valuation date in an active market on national securities exchanges.

U.S. government and government agency issues	Value based on reputable pricing vendors that typically use pricing matrices or models.

Corporate and other obligations	Value based on reputable pricing vendors that typically use pricing matrices or models.

Baxter International Inc. and Subsidiaries

Incentive Investment Plan

Notes to Financial Statements

December 31, 2014 and 2013

Commingled funds	Value based on net asset values reported by the fund managers as of the Plan’s financial statement dates and recent transaction prices. The investment objectives of certain funds are to track the performances of the S&P 500, Europe, Australasia and the Far East (EAFE), or Russell 2000 indexes. In addition, these funds include target date retirement funds, whose objective is to provide investors, who have a specific date in mind for retirement with a portfolio of investments. The underlying investments for all funds vary, with some holding diversified portfolios of domestic stocks, government agency and corporate bonds, and others holding collective investment funds. Each fund provides for daily redemptions by the Plan at reported net asset values per share, with no advance notice requirement.

Registered investment companies	Value based upon the closing price from a national security exchange on the valuation date.

Synthetic guaranteed investment contracts	Value based on the fair value of the underlying securities in the contract on the valuation date plus the fair value of the wrapper contracts, which is calculated using a replacement cost approach. The underlying securities are valued based upon the methodologies described above. In addition, this investment includes an individual separate account with Metropolitan Life Insurance Company (MetLife). The value of this separate account is based upon the unit value provided by MetLife as of the Plan’s financial statement date plus the fair value of the wrapper contracts, which is calculated using a replacement cost approach. The underlying securities primarily of the account, managed by a sub-advisor of the insurance company, consist of fixed income securities. See below for more information.

Collateral held on loaned securities	Value based upon the net asset value per unit of the short-term investment funds where the collateral is invested. Refer to Note 7 for more information on the securities lending program.

Collateral to be paid on loaned securities	Value based on the fair value of the underlying securities loaned on the valuation date, plus an incremental margin.

Income Recognition

Plan investment return includes dividend and interest income, gains and losses on sales of investments and unrealized depreciation or appreciation of investments. Purchases and sales of investments are recorded on a trade date basis. Dividends are recorded on the ex-dividend date. Interest is earned on an accrual basis.

The financial statements reflect the net depreciation or appreciation in the fair value of the Plan’s investments. This net depreciation or appreciation consists of realized gains and losses calculated as the difference between proceeds from a sales transaction and cost determined on a moving average basis, and unrealized gains and losses calculated as the change in the fair value between beginning of the year (or purchase date if later) and the end of the year.

Baxter International Inc. and Subsidiaries

Incentive Investment Plan

Notes to Financial Statements

December 31, 2014 and 2013

Synthetic Guaranteed Investment Contracts

The Plan holds synthetic guaranteed investment contracts (GICs) as part of the Stable Income Fund. The synthetic GICs provide for a fixed return on principal over a specified time through fully benefit-responsive contracts issued by Transamerica, Prudential and MetLife. During 2014, the GIC with Bank of America was terminated and the Plan entered into a new GIC with Prudential. During 2013, certain assets underlying the synthetic GICs were transferred to an individual separate account with MetLife. The portfolio of assets underlying the synthetic GICs primarily includes cash and cash equivalents, U.S. government and government agency issues, and corporate and other obligations.

The fair value of the synthetic GICs equals the total of the fair value of the underlying assets plus the fair value of the wrapper contracts. The fair value of the wrapper contracts is computed using a replacement cost approach that incorporates a comparison of the current fee rate on similar wrapper contracts to the fee being paid by the Plan. Using this approach, the fair values of the wrapper contracts were a loss of $449 thousand and a loss of $129 thousand at December 31, 2014 and 2013, respectively.

While Plan investments are presented at fair value in the Statements of Net Assets Available for Benefits, any material difference between the fair value of the Plan’s direct and indirect interests in fully benefit-responsive investment contracts and their contract value is presented as an adjustment line in the Statements of Net Assets Available for Benefits, because contract value is the relevant measurement attribute for that portion of the Plan’s net assets available for benefits. Contract value represents contributions, plus earnings, less participant withdrawals and administrative expenses. The wrapper contracts used by the Plan are fully benefit-responsive because the wrapper contract issuers are contractually obligated to make up any shortfall in the event that the underlying asset portfolio has been liquidated and is inadequate to cover participant withdrawals and transfers at contract value. There are currently no reserves against contract values for credit risk of the contract issuers or any other risk. The contract value for the synthetic GICs was $671.1 million and $696.9 million at December 31, 2014 and 2013, respectively.

The crediting interest rate, which is reset quarterly, can never fall below zero. The crediting rate formula smoothes the impact of interest rate changes on participant returns by amortizing any difference between market value and book value over a period of years equal to the duration of the portfolio benchmark. The average yield on the synthetic GICs was approximately 1.9% and 2.0% at December 31, 2014 and 2013, respectively. The average interest rate credited to participants on the synthetic GICs was approximately 2.8% and 2.7% for the years ended December 31, 2014 and 2013. The credit ratings for Transamerica were AA- at both December 31, 2014 and 2013, the credit rating for Prudential was AA- at December 31, 2014, the credit ratings for MetLife were AA- at both December 31, 2014 and 2013, and the credit rating for Bank of America was A at December 31, 2013.

Events that lead to market value withdrawals that exceed 15 percent of the contract value of the GIC’s of Prudential and Transamerica or 10 percent of the contract value of the GIC of MetLife would limit the ability of the Plan to transact at contract value with participants. These events include restructurings, early retirement plans, divestitures, bankruptcies, or legal, tax or regulatory changes. The Plan sponsor believes that the occurrence of any such event is remote. The spin does not constitute an event under the GIC’s.

The wrapper providers can only terminate at a value different than contract value under an event of default (that was not remedied) such as failure to follow the terms of the contract. If a wrapper provider would like to exit the contract for another reason, the Plan can maintain the contract through an extended termination process designed to ensure continued benefit-responsive treatment for withdrawals.

Baxter International Inc. and Subsidiaries

Incentive Investment Plan

Notes to Financial Statements

December 31, 2014 and 2013

Notes Receivables from Participants

Participant loans are reported at their unpaid principal balance plus any accrued but unpaid interest, with no allowance for credit losses, as repayments of principal and interest are received through payroll deductions and the notes are collateralized by the participant’s account balances.

Payment of Benefits and Fees

Benefits are recorded when paid. Loan origination fees associated with notes receivable from participants and the Plan’s record keeping and trustee fees are paid by the Plan and are reflected in the financial statements as Plan expenses. Investment management fees are charged to the Plan as a reduction of investment return and included in the investment income (loss) reported by the Plan. All other expenses of the Plan are paid by the Company.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and related notes to the financial statements. Changes in such estimates may affect amounts reported in future periods.

Other

Due from broker for securities sold represent the net cash value of security trades initiated but not yet settled at each respective year-end.

Risks and Uncertainties

The Plan provides for various investment options which invest in any combination of registered investment companies, U.S. government and government agency issues, corporate and other obligations, common stock, commingled funds, synthetic guaranteed investment contracts and short-term investments. Investment securities are exposed to various risks, such as interest rate, market, liquidity and credit risks. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits and the Statements of Changes in Net Assets Available for Benefits. Individual participants’ accounts bear the risk of loss resulting from fluctuations in investment values.

Investments underlying the Plan’s synthetic GICs include securities with contractual cash flows, such as asset-backed securities, collateralized mortgage obligations and commercial mortgage-backed securities, including securities backed by subprime mortgage loans (corporate and other obligations). The value, liquidity and related income of these securities are sensitive to changes in economic conditions, including real estate values, delinquencies and/or defaults and may be adversely affected by shifts in the market’s perception of the issuers and changes in interest rates.

3.	Eligibility Requirements

Employees become eligible to participate in the Plan as of the first day of the month following the completion of thirty days of employment. Eligible employees are those who meet the following requirements:

A.	U.S. employees of Baxter or its subsidiaries which have adopted the Plan;

B.	U.S. employees not covered by a collective bargaining agreement unless the agreement provides for coverage under the Plan; and

C.	U.S. employees who are not leased employees.

Baxter International Inc. and Subsidiaries

Incentive Investment Plan

Notes to Financial Statements

December 31, 2014 and 2013

4.	Administration of the Plan

State Street Bank and Trust Company (the Trustee) serves as trustee and Voya Institutional Plan Services, LLC, formerly ING Institutional Plan Services, LLC, serves as recordkeeper for the Plan.

The Administrative Committee administers the Plan. The Investment Committee has authority, responsibility and control over the management of the assets of the Plan. Members of both committees are appointed by the Board of Directors of Baxter and are employees of Baxter.

Substantially all investment manager, trustee and administrative fees incurred in the administration of the Plan were paid from the assets of the Plan.

5.	Fair Value Measurements

The fair value hierarchy under the accounting standard for fair value measurements consists of the following three levels:

•	Level 1 - Quoted prices in active markets that the Plan has the ability to access for identical assets or liabilities;

•

Level 2 - Quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active, and model-based valuations in which all significant inputs are observable in the market; and

•

Level 3 - Valuations using significant inputs that are unobservable in the market and include the use of judgment by the Plan’s management about the assumptions market participants would use in pricing the asset or liability.

Baxter International Inc. and Subsidiaries

Incentive Investment Plan

Notes to Financial Statements

December 31, 2014 and 2013

The following tables summarize the bases used to measure the Plan’s financial instruments and liabilities that are carried at fair value on a recurring basis.

		Basis of Fair Value Measurement
	Balance at December 31, 2014	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
(in thousands)
Assets
Cash and cash equivalents	$46,562	$—	$46,562	$—
Common stock:
Healthcare	268,535	268,535	—	—
Consumer products	69,345	69,345	—	—
Information technology	77,618	77,618	—	—
Financial services	23,737	23,737	—	—
Industrial services and materials	26,505	26,505	—	—
Energy	11,429	11,429	—	—
Other	29,860	29,860	—	—

Total common stock	507,029	507,029	—	—

U.S. government and government agency issues	34,634	—	34,634	—
Corporate and other obligations	39,425	—	39,425	—
Commingled funds:
SSgA S&P 500 fund	335,741	—	335,741	—
SSgA EAFE equity fund	104,083	—	104,083	—
SSgA Small cap fund	138,789	—	138,789	—
Target date retirement funds	536,660	—	536,660	—
Other	32,361	—	32,361	—

Total commingled funds	1,147,634	—	1,147,634	—

Registered investment companies	16,921	16,921	—	—
Synthetic guaranteed investment contracts:
Corporate and other obligations	213,638	—	213,638	—
U.S. government and government agency issues	307,750	—	307,750	—
Individual separate account	167,683	—	167,683	—
Cash and cash equivalents	24,312	—	24,312	—
Wrapper contracts	(449)	—	—	(449)

Total synthetic guaranteed investment contracts	712,934	—	713,383	(449)

Collateral held on loaned securities	12,903	—	12,903	—

Total assets	$2,518,042	$523,950	$1,994,541	$(449)

Liability
Collateral to be paid on loaned securities	$12,903	$3,465	$9,438	$—

Baxter International Inc. and Subsidiaries

Incentive Investment Plan

Notes to Financial Statements

December 31, 2014 and 2013

		Basis of Fair Value Measurement
	Balance at December 31, 2013	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
(in thousands)
Assets
Cash and cash equivalents	$35,266	$—	$35,266	$—
Common stock:
Healthcare	247,490	247,490	—	—
Consumer products	73,664	73,664	—	—
Information technology	65,805	65,805	—	—
Financial services	26,321	26,321	—	—
Industrial services and materials	32,801	32,801	—	—
Energy	17,939	17,939	—	—
Other	29,938	29,938	—	—

Total common stock	493,958	493,958	—	—

U.S. government and government agency issues	31,124	—	31,124	—
Corporate and other obligations	38,500	—	38,500	—
Commingled funds:
SSgA S&P 500 fund	279,286	—	279,286	—
SSgA EAFE equity fund	111,718	—	111,718	—
SSgA Small cap fund	142,953	—	142,953	—
Target date retirement funds	424,925	—	424,925	—
Other	18,917	—	18,917	—

Total commingled funds	977,799	—	977,799	—

Registered investment companies:	14,879	14,879	—	—
Synthetic guaranteed investment contracts:
Corporate and other obligations	232,411	—	232,411	—
U.S. government and government agency issues	312,816	—	312,816	—
Individual separate account	172,672	—	172,672	—
Cash and cash equivalents	16,087	—	16,087	—
Wrapper contracts	(129)	—	—	(129)

Total synthetic guaranteed investment contracts	733,857	—	733,986	(129)

Collateral held on loaned securities	14,078	—	14,078	—

Total assets	$2,339,461	$508,837	$1,830,753	$(129)

Liability
Collateral to be paid on loaned securities	$14,078	$1,957	$12,121	$—

Transfers between hierarchy measurement levels are recognized by the Plan as of the beginning of the reporting period. The fair value of commingled funds is valued based upon the net asset value of the underlying securities and is classified as Level 2. The Plan did not have any transfers between Levels 1 and 2 during 2014. In 2013, due to a change in the structure of the investment, the target date retirement funds are classified as commingled funds and classified as Level 2.

Baxter International Inc. and Subsidiaries

Incentive Investment Plan

Notes to Financial Statements

December 31, 2014 and 2013

The following table sets forth a summary of changes in the fair values of the Plan’s level 3 financial instruments.

(in thousands)	Wrapper Contracts
Balance at December 31, 2012	$(991)
Additions	65
Unrealized gains (relating to assets held at end of year)	797

Balance at December 31, 2013	(129)

Additions	(84)
Settlements	(67)
Unrealized losses (relating to assets held at end of year)	(169)

Balance at December 31, 2014	$(449)

The unrealized losses from the wrapper contracts are excluded from the net appreciation reported for the Plan, but instead are reflected in the change in the adjustment from fair value to contract value for fully benefit responsive contracts reported on the statements of net assets available for benefits. In 2014, the additions are due to the new contract with Prudential and the settlements are due to termination of the contract with Bank of America as detailed in Note 2. The additions in 2013 are due to the new contract with MetLife as detailed in Note 2.

See Valuation of Investments and Collateral in Note 2 above for a discussion of the methodologies used to determine the fair values of the Plan’s investments and collateral. These methods may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

6.	Investments

Investments representing five percent or more of the Plan’s net assets available for benefits at December 31, 2014 and 2013 are summarized as follows:

(in thousands, except per share data)	2014	2013
Baxter common stock, 2,530,593 shares and 2,585,408 shares at December 31, 2014 and 2013, respectively	$185,467	$179,815
SSgA S&P 500 Fund	335,741	279,286
MetLife Individual Separate Account	167,683	172,672
SSgA Small Cap Fund	138,789	142,953

Baxter International Inc. and Subsidiaries

Incentive Investment Plan

Notes to Financial Statements

December 31, 2014 and 2013

Investments as of December 31, 2014 and 2013 are segregated into various investment fund options as follows:

	2014	2013
(in thousands)
Cash (available for investment)	$7,551	$6,121
Stable Income Fund	732,093	748,611
Baxter Common Stock Fund	186,340	181,520
Composite Fund	162,780	158,846
General Equity Fund	183,337	183,162
Cardinal Health Common Stock Fund	8,210	7,307
SSgA S&P 500 Fund	335,741	279,286
SSgA EAFE Equity Fund	104,083	111,718
Edwards Lifesciences Common Stock Fund	22,704	12,935
SSgA Small Cap Fund	138,831	142,953
Northern Trust Domestic Mid Cap	23,638	14,293
SSgA Emerging Markets Fund	8,723	4,624
Self-Managed Fund	54,448	49,082
Target Date Retirement Funds	536,660	424,925
Collateral held on loaned securities	12,903	14,078

Total investments at fair value	2,518,042	2,339,461
Adjustment from fair value to contract value for Stable Income Fund	(41,872)	(36,932)

Total investments	$2,476,170	$2,302,529

Net appreciation (depreciation) in fair value for each significant class of investment, which includes realized and unrealized gains and losses, is as follows:

	2014	2013
(in thousands)
Baxter common stock	$9,991	$7,864
Other common stock	33,870	76,699
U.S. government and government agency issues	1,668	(1,653)
Corporate and other obligations	560	(1,752)
Commingled funds	75,339	191,201
Registered investment companies	(86)	1,537

	$121,342	$273,896

7.	Securities Lending Transactions

The Plan participates in a securities lending program with the Trustee. The program allows the Trustee to loan securities, which are assets of the Plan, to approved brokers (the Borrowers).

The Trustee requires the Borrowers, pursuant to a security loan agreement, to deliver collateral to secure each loan in an amount that is at least equal to the fair value of the securities loaned. The Plan bears the risk of loss with respect to any unfavorable change in fair value of the invested cash collateral. However, the Borrower bears the risk of loss related to the decrease in the fair value of the non-cash collateral and, therefore, would have to deliver additional securities to maintain the required collateral. In the event of default by the Borrower, the Trustee shall indemnify the Plan by purchasing replacement securities equal to the number of unreturned loaned securities, to the extent that such replacement securities are available on the open market and if to the extent that such proceeds are insufficient or the collateral is unavailable, the purchase of replacement securities shall be made at Trustee expense or, if replacement securities are not able to be purchased, the Trustee shall credit the Plan for the market value of the unreturned securities.

Baxter International Inc. and Subsidiaries

Incentive Investment Plan

Notes to Financial Statements

December 31, 2014 and 2013

In each case, the Trustee would apply the proceeds from the collateral for such a loan to make the Plan whole. The fair value of the investment of cash collateral received pursuant to securities lending transactions is reflected on the Statements of Net Assets Available for Benefits as an asset and the obligation to return the amount received is reflected as a liability.

As of December 31, 2014 and 2013, the Plan had securities on loan with a fair value of $12.6 million and $13.8 million, respectively, with cash collateral received of $12.9 million and $14.1 million, respectively, which was invested in the State Street Quality D Short-Term Investment Fund. Investments underlying this fund primarily consisted of cash and cash equivalents and asset-backed securities as of both December 31, 2014 and 2013, and the net asset value of this fund was approximately $1.00 per unit. As of December 31, 2014 and 2013 the cash collateral received is reflected at its fair value of $12.9 million and $14.1 million in the 2014 and 2013 Statements of Net Assets Available for Benefits, respectively.

Non-cash collateral of $0.5 million and $1.7 million received for securities on loan at December 31, 2014 and December 31, 2013, respectively, consisted of U.S. government and government agency issues, equity securities, and corporate and other obligations held by the Trustee on behalf of the Plan. Non-cash collateral is not included with the collateral balance on the 2014 and 2013 Statement of Net Assets Available for Benefits because it may not be sold or repledged. A portion of the income generated upon investment of cash collateral is remitted to the Borrowers, and the remainder is allocated between the Plan and the Trustee in its capacity as a security agent. Securities lending income allocated to the Plan amounted to $24 thousand and $32 thousand for 2014 and 2013, respectively. Securities lending income is classified as interest income in the Statements of Changes in Net Assets Available for Benefits.

8.	Plan Termination

Although it has not expressed any intent to do so, the Plan sponsor has the right under the Plan to reduce, suspend or discontinue its contributions at any time and to terminate the Plan subject to the provisions of the ERISA. In the event the Plan terminates, the interest of each participating employee in the Plan shall become fully vested and such termination of the Plan would not reduce the interest of any participating employee or their beneficiaries accrued under the Plan up to the date of such termination.

9.	Tax Status of the Plan

The Internal Revenue Service (IRS) has determined and informed the Plan sponsor by a letter dated September 16, 2013 that the Plan is designed in accordance with applicable sections of the Internal Revenue Code (the IRC). The Plan has been amended since the date of the determination letter. The Plan sponsor believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC. Therefore, no provision for income taxes has been included in the Plan’s financial statements. U.S. GAAP requires plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2014 and 2013, there are no uncertain tax positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however there are currently no audits for any tax periods in progress. The plan administrator believes it is no longer subject to income tax examinations for years prior to 2011.

10.	Parties-in-Interest

Parties-in-interest are defined under Department of Labor regulations as any fiduciary of the Plan, any party rendering service to the Plan, the employer, and certain others.

Baxter International Inc. and Subsidiaries

Incentive Investment Plan

Notes to Financial Statements

December 31, 2014 and 2013

At December 31, 2014 and 2013, the Plan held units of participation in certain shares of common stock of State Street Corporation, commingled funds and short-term investment funds of State Street Bank and Trust Company, and units of registered investment companies of SSgA, the Plan trustee; shares of common stock, dividend income on those shares and bonds of Baxter, the Plan sponsor; loans with participants; units of registered investment companies managed by Pacific Investment Management Company, an investment manager for the Plan; shares of common stock and units of registered investment companies managed by AllianceBernstein, an investment manager for the Plan; units of registered investment companies managed by Loomis Sayles, an investment manager for the Plan; shares of common stock, bonds, and interest rate wrapper contracts of Prudential for 2014 only, issuer of the Plan’s fully benefit-responsive contracts; interest rate wrapper contracts of Transamerica, issuer of the Plan’s fully benefit-responsive contracts; shares of common stock, bonds, an individual separate account and interest rate wrapper contracts of MetLife, issuer of the Plan’s fully benefit-responsive contracts; units of commingled funds managed by Northern Trust Corporation, an investment manager for the Plan; and units of registered investment companies in various affiliates of Voya Institutional Plan Services, LLC, the recordkeeper. These transactions are allowable party-in-interest transactions under ERISA and the regulations promulgated thereunder.

Fees paid by the Plan for investment management, recordkeeping and consulting services, also qualify as party-in-interest transactions and are included in Plan expenses in the accompanying financial statements. The Company pays certain expenses for the administration of the Plan. These transactions are exempt from the party-in interest transaction prohibitions of ERISA.

11.	Plan Merger

During 2012, Baxter acquired Synovis Life Technologies, Inc. (Synovis). The Synovis 401(k) Plan was merged into the Plan effective September 2014. As a result of this merger, total assets of approximately $12.1 million were transferred into the Plan.

During 2012, Baxter acquired Sigma International General Medical Apparatus, LLC (SIGMA). The SIGMA 401(k) Plan was merged into the Plan effective July 2013. As a result of this merger, total assets of approximately $4.9 million were transferred into the Plan.

12.	Subsequent Event

In June 2015, Baxter announced that its board of directors had approved the planned separation of its biopharmaceuticals business, which will be known as Baxalta Incorporated, and declared a special dividend distribution of 80.5 percent of the outstanding shares of Baxalta common stock. Baxter will retain a 19.5 percent ownership stake in Baxalta immediately following the distribution. The distribution of Baxalta common stock in form of a special dividend has been structured to qualify as a tax-free distribution to U.S. holders of Baxter’s common stock for U.S. federal income tax purposes. The distribution of Baxalta common stock will complete the proposed separation and Baxalta expects to begin trading as an independent company beginning July 1, 2015 on the New York Stock Exchange (NYSE) under the ticker symbol BXLT.

The Plan is expected to continue after separation. All Plan balances, except those associated with the active employees of Baxalta, will remain with the Plan.

SUPPLEMENTAL SCHEDULE

Baxter International Inc. and Subsidiaries

Incentive Investment Plan

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

Employer Identification Number: 36-0781620 and Plan Number 023

December 31, 2014

Identity of Issue		Description of Investment	Cost (1)	Current Value
	Cash & Cash Equivalents:
	US Dollar	Cash	—	$(2,946)
	Schwab Money Market Fund	Short-Term Investment Fund	—	9,774,668
*	State Street Bank & Trust Co	Short-Term Investment Fund	—	19,150,469
*	State Street Bank & Trust Co	Short-Term Investment Fund	—	7,356,228
*	State Street Bank & Trust Co	Short-Term Investment Fund	—	5,541,709
*	State Street Bank & Trust Co	Short-Term Investment Fund	—	2,010,666
*	State Street Bank & Trust Co	Short-Term Investment Fund	—	1,237,649
*	State Street Bank & Trust Co	Short-Term Investment Fund	—	544,849
*	State Street Bank & Trust Co	Short-Term Investment Fund	—	535,629
*	State Street Bank & Trust Co	Short-Term Investment Fund	—	194,704
*	State Street Bank & Trust Co	Short-Term Investment Fund	—	160,187
*	State Street Bank & Trust Co	Short-Term Investment Fund	—	50,131
*	State Street Bank & Trust Co	Short-Term Investment Fund	—	8,116

			—	$46,562,059

**	Common Stock:
	22nd Century Group Inc	Common Stock	—	17,490
	3D Sys Corp	Common Stock	—	54,235
	3Dicon Corp	Common Stock	—	69
	3M Company	Common Stock	—	21,899
	8X8 Inc	Common Stock	—	14,930
	A T & T Inc	Common Stock	—	154,771
	Abattis Bioceuticals	Common Stock	—	52
	Abb Ltd Adr	Common Stock	—	13,916
	Abbott Laboratories	Common Stock	—	3,388,549
	Abbott Laboratories	Common Stock	—	173,224
	Abbvie Inc	Common Stock	—	111,827
	Acadia Pharmaceuticals	Common Stock	—	2,222
	Ace Ltd	Common Stock	—	680,774
	Achillion Pharma Inc	Common Stock	—	26,950
	Acorda Therapeutics Inc	Common Stock	—	20,435
	Actavis Plc	Common Stock	—	3,225,463
	Actavis Plc	Common Stock	—	355,927
	Activision Blizzard Inc	Common Stock	—	5,702
	Actua Corporation	Common Stock	—	1,385
	Acxiom Corp	Common Stock	—	3,040
	Adept Technology Inc	Common Stock	—	2,508
	Adobe Systems Inc	Common Stock	—	3,313,202
	ADT Corp	Common Stock	—	398
	Advanced Micro Devices	Common Stock	—	68,685
	Advansource Biomaterials	Common Stock	—	50
	Aes Corp	Common Stock	—	530,403

Baxter International Inc. and Subsidiaries

Incentive Investment Plan

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

Employer Identification Number: 36-0781620 and Plan Number 023

December 31, 2014

Identity of Issue		Description of Investment	Cost (1)	Current Value
	Aethlon Medical Inc	Common Stock	—	35,229
	Affymax Inc	Common Stock	—	220
	Affymetrix Inc	Common Stock	—	21,694
	Aflac	Common Stock	—	11,609
	Agilent Technologies Inc	Common Stock	—	339,652
	Agios Pharmaceutical	Common Stock	—	336
	Agnico Eagle Mines Ltd	Common Stock	—	18,567
	Air Lease Corp	Common Stock	—	1,888
	Akorn Inc	Common Stock	—	72,400
	Alcatel Lucent Adr	Common Stock	—	14,537
	Alcoa Inc	Common Stock	—	45,863
	Alexion Pharmaceuticals Inc	Common Stock	—	1,665
	Alexion Pharmaceuticals Inc	Common Stock	—	3,389,406
	Alexo Resource Corp	Common Stock	—	3,579
	Alibaba Group Holding Sp Adr	Common Stock	—	375,847
	Alibaba Group Holding Sp Adr	Common Stock	—	4,017,191
	ALJ Regional Hldgs Inc	Common Stock	—	4,350
	Alkame Holdings Inc	Common Stock	—	3
	All American Gold Co	Common Stock	—	1
	Allergan Inc	Common Stock	—	2,371,784
*	Alliancebernstein Hldg Unit Ltd	Common Stock	—	14,025
	Allscripts Hlthcare	Common Stock	—	1,251
	Allstate Corp	Common Stock	—	38,988
	Almaden Minerals Ltd	Common Stock	—	8,977
	Alnylam Pharmaceuticals	Common Stock	—	17,460
	Alon Usa Energy Inc	Common Stock	—	6,968
	Altria Group Inc	Common Stock	—	175,734
	Aluminum Corp China Adr	Common Stock	—	195
	Amag Pharmaceuticals Inc	Common Stock	—	9,376
	Amarantus Bioscience Hld	Common Stock	—	90
	Amarin Corp Plc Adr	Common Stock	—	18,232
	Amazon Com Inc	Common Stock	—	127,864
	Amazon.Com Inc	Common Stock	—	5,331,004
	Ambarella Inc	Common Stock	—	2,536
	Amdocs Limited	Common Stock	—	9,331
	Ameren Corp	Common Stock	—	5,212
	American Airls Group	Common Stock	—	1,071,259
	American Capital Agency	Common Stock	—	32,122
	American Capital Ltd	Common Stock	—	8,766
	American Express Co	Common Stock	—	29,865
	American Graphite	Common Stock	—	28
	American Green Inc	Common Stock	—	1,833
	American International Group	Common Stock	—	464,678
	American International Group	Common Stock	—	63,082
	American International Group	Common Stock	—	3,619
	American Lithium Minerals In	Common Stock	—	315
	American Tower Corp	Common Stock	—	2,364,409

Baxter International Inc. and Subsidiaries

Incentive Investment Plan

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

Employer Identification Number: 36-0781620 and Plan Number 023

December 31, 2014

Identity of Issue	Description of Investment	Cost (1)	Current Value
American Tower Corp	Common Stock	—	536,966
American Tower Corp	Common Stock	—	23,032
American Water Works Co	Common Stock	—	9,594
Amerigas Partners L P	Common Stock	—	10,063
Ameriprise Financial Inc	Common Stock	—	862,079
Amern Realty Cap Ppt	Common Stock	—	9,890
Amgen Incorporated	Common Stock	—	132,023
Ampliphi Biosciences	Common Stock	—	4
Andrea Electronics Corp	Common Stock	—	59
Ani Pharmaceuticals	Common Stock	—	112
Anika Therapeutics Inc	Common Stock	—	1,629
Annaly Mtg Mgmt Inc	Common Stock	—	136,815
Anthem Inc	Common Stock	—	422,005
Anthem Inc	Common Stock	—	27,521
Aol Inc	Common Stock	—	646
Aon Plc	Common Stock	—	496,397
Apache Corp	Common Stock	—	6,267
Apple Inc	Common Stock	—	12,191,373
Apple Inc	Common Stock	—	1,989,589
Applied Materials Inc	Common Stock	—	981,300
Applied Materials Inc	Common Stock	—	396,261
Applied Materials Inc	Common Stock	—	1,495
Aptose Biosciences	Common Stock	—	2,975
Aqua America Inc	Common Stock	—	4,164
Aradigm Corp	Common Stock	—	661
Archer Daniels Midland Co	Common Stock	—	3,900
Arena Pharmaceuticals Inc	Common Stock	—	63,514
Argan Inc	Common Stock	—	1,581
Ariad Pharmaceuticals	Common Stock	—	41,220
Arm Hldgs Plc Adr	Common Stock	—	11,575
Arm Holdings Plc Spons Adr	Common Stock	—	2,180,344
Armour Residential R	Common Stock	—	7,360
Array Biopharma Inc	Common Stock	—	6,385
Artificial Life Inc	Common Stock	—	34
Asanko Gold Inc	Common Stock	—	9,240
Asml Holding Nv	Common Stock	—	585,747
Astrazeneca Plc	Common Stock	—	3,167
Atlantic Power Corp	Common Stock	—	4,322
Atossa Genetics Inc	Common Stock	—	1,430
Atp Oil & Gas Corp	Common Stock	—	30
Atwood Oceanics Inc	Common Stock	—	2,837
Aurinia Pharmaceutic	Common Stock	—	3,640
Auto Data Processing	Common Stock	—	33,764
Avalon Rare Metals	Common Stock	—	558
Avanir Pharma	Common Stock	—	20,170
Axiall Corp	Common Stock	—	9,640
B P Prudhoe Bay Rty Tr	Common Stock	—	2,705

Baxter International Inc. and Subsidiaries

Incentive Investment Plan

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

Employer Identification Number: 36-0781620 and Plan Number 023

December 31, 2014

Identity of Issue		Description of Investment	Cost (1)	Current Value
	Backweb Tech Ltd Ord	Common Stock	—	—
	Baidu Com Inc Adr	Common Stock	—	87,312
	Baker Hughes Inc	Common Stock	—	2,810
	Banco Bilbao Argen Adr	Common Stock	—	8,310
	Banco Latinoamericano	Common Stock	—	1,294
	Banco Santandr Cent Adrf	Common Stock	—	18,942
	Bank of America	Common Stock	—	1,316,359
	Bank of America	Common Stock	—	482,370
	Bank Of America	Common Stock	—	764,793
	Bank Of New York Co	Common Stock	—	29,494
	Basic Energy Services	Common Stock	—	1,051
*	Baxter International Inc	Common Stock	—	365,186
*	Baxter International Inc	Common Stock	—	185,101,969
	Bayer A G Sponsored Adr	Common Stock	—	30,925
	BB Liquidating Inc	Common Stock	—	—
	BB&T Corporation	Common Stock	—	6,805
	Beacon Power Corp	Common Stock	—	46
	Berkshire Hathaway	Common Stock	—	306,756
	Best Buy Inc	Common Stock	—	19,723
	Biglari Holdings Inc	Common Stock	—	1,997
	Bioadaptives Inc	Common Stock	—	4
	Bioelectronics Corp	Common Stock	—	77
	Biogen Idec Inc	Common Stock	—	5,530,807
	Biogen Idec Inc	Common Stock	—	20,706
	Biomarin Pharmaceutical Inc	Common Stock	—	4,520
	Biomedical Tech S Hldgs Inc	Common Stock	—	—
	Bionovo Inc	Common Stock	—	40
	Black Hills Corp	Common Stock	—	5,834
	Blackberry Ltd	Common Stock	—	17,348
	Bluebird Bio Inc	Common Stock	—	13,758
	Blyth Inc	Common Stock	—	2,745
	Body Central Corp	Common Stock	—	15
	Boeing Co	Common Stock	—	3,454,858
	Boeing Co	Common Stock	—	1,380,043
	Boeing Co	Common Stock	—	127,725
	Boingo Wireless Inc	Common Stock	—	7,363
	Bovie Medical Corp	Common Stock	—	3,680
	BP Plc Adr	Common Stock	—	4,726
	BP Plc Adr	Common Stock	—	470,620
	Brazil Minerals Inc	Common Stock	—	6
	Breitburn Energy Partners LP	Common Stock	—	12,761
	Bridgepoint Education	Common Stock	—	1,890
	Briggs & Stratton Corp	Common Stock	—	6,126
	Bristol Myers Squibb Co	Common Stock	—	4,659,698
	Bristol Myers Squibb Co	Common Stock	—	606,336
	Bristol Myers Squibb Co	Common Stock	—	65,682
	Broadcom Corp	Common Stock	—	25,131

Baxter International Inc. and Subsidiaries

Incentive Investment Plan

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

Employer Identification Number: 36-0781620 and Plan Number 023

December 31, 2014

Identity of Issue	Description of Investment	Cost (1)	Current Value
Broadcom Corp	Common Stock	—	372,319
Broadridge Finl Solution	Common Stock	—	3,463
Broadwind Energy	Common Stock	—	53
Brookfield Asset Mgmt Inc	Common Stock	—	20,052
Brookfield Infra Partners	Common Stock	—	963
Brookfield Ppty Partners LP	Common Stock	—	320
Brookfield Renew Egy	Common Stock	—	3,093
Brookfield Residential	Common Stock	—	24
Brooks Automation	Common Stock	—	3,854
Buckeye Partners LP	Common Stock	—	30,264
Buffalo Wild Wings Inc	Common Stock	—	20,743
C H Robinson Worldwide	Common Stock	—	3,744
C M S Energy Corp	Common Stock	—	1,296
Caesars Entertainment	Common Stock	—	313
Calamp Corp	Common Stock	—	113,862
Calgon Carbon Corp	Common Stock	—	2,493
California Res Corp	Common Stock	—	269
Cambridge Heart Inc	Common Stock	—	—
Cameco Corp	Common Stock	—	8,205
Cameron International Corp	Common Stock	—	500,736
Cameron Intl Corp	Common Stock	—	3,896
Canadian Natl Ry Co	Common Stock	—	13,782
Canadian Oil Sands Ltd	Common Stock	—	2,705
Canadian Pacific Railway Ltd	Common Stock	—	3,174,029
Canadian Solar Inc	Common Stock	—	362
Cannabis Science Inc	Common Stock	—	4,132
Cannabusiness Group Inc	Common Stock	—	120
Cannagrow Holdings Inc	Common Stock	—	6
Cannavest Corp	Common Stock	—	708
Cap Gemini Sogeti Or	Common Stock	—	7,197
Capital One Financial Corp	Common Stock	—	423,963
Capstead Mortgage	Common Stock	—	12,280
Carbo Ceramics Inc	Common Stock	—	59,153
Cardinal Health Inc	Common Stock	—	8,160,107
Cardinal Health Inc	Common Stock	—	92,032
Carefusion Corp	Common Stock	—	29,670
Carlyle Group	Common Stock	—	2,612
Carmax Inc	Common Stock	—	16,711
Casi Pharmaceuticals	Common Stock	—	49
Catalent Inc	Common Stock	—	13,940
Catamaran Corp	Common Stock	—	26,030
Caterpillar Inc	Common Stock	—	138,420
Cbl & Assoc Pptys Inc	Common Stock	—	330
CBS Corp	Common Stock	—	415,394
CDK Global Inc	Common Stock	—	5,463
Celanese Corp	Common Stock	—	4,796
Celgene Corp	Common Stock	—	3,827,238

Baxter International Inc. and Subsidiaries

Incentive Investment Plan

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

Employer Identification Number: 36-0781620 and Plan Number 023

December 31, 2014

Identity of Issue	Description of Investment	Cost (1)	Current Value
Celgene Corp	Common Stock	—	56,265
Celldex Therapeutics Inc	Common Stock	—	24,017
Cellectar Bioscience	Common Stock	—	6
Cementos Pacasmayo	Common Stock	—	2,619
Cenovus Energy Inc	Common Stock	—	5,155
Central Fd Cda Ltd	Common Stock	—	11,580
Centrus Energy Corp	Common Stock	—	8
Centurylink Inc	Common Stock	—	3,403
Ceragon Networks Ltd	Common Stock	—	151
Cereplast Inc	Common Stock	—	—
Cerus Corp	Common Stock	—	11,856
Cheniere Energy Inc	Common Stock	—	20,064
Chesapeake Energy Corporation	Common Stock	—	35,173
Chevron Corporation	Common Stock	—	115,135
Chicago Brdg & Iron Ny	Common Stock	—	8,396
China Mobile H K Adr	Common Stock	—	11,940
Chipotle Mexican Grill Inc	Common Stock	—	23,957
Chipotle Mexican Grill Inc	Common Stock	—	2,549,436
Church & Dwight Co Inc	Common Stock	—	12,877
Churchill Downs Inc	Common Stock	—	9,530
Cie Fin Richemont	Common Stock	—	1,800
Ciena Corp	Common Stock	—	38
Cigna Corp	Common Stock	—	5,145
Cisco System Inc	Common Stock	—	229,491
Cit Group Inc	Common Stock	—	462,950
Citigroup Inc	Common Stock	—	121,862
Citigroup Inc	Common Stock	—	1,055,485
Citigroup Inc	Common Stock	—	464,948
Citizens Financial Group	Common Stock	—	454,235
City Bank Lynnwood WA	Common Stock	—	13
Clarent Corp Del	Common Stock	—	—
Clean Diesel Tech	Common Stock	—	181
Clean Energy Fuels Corp	Common Stock	—	2,497
Cleantech Solu Intl	Common Stock	—	1,406
Cliffs Natural Resources Inc	Common Stock	—	6,818
Cnooc Limited Adr	Common Stock	—	677
Coach Inc	Common Stock	—	12,423
Coca Cola Company	Common Stock	—	110,537
Cocrystal Pharma Inc	Common Stock	—	111
Coeur D Alene Mines	Common Stock	—	4,215
Coldwater Creek	Common Stock	—	—
Columbia Labs Inc	Common Stock	—	420
Comcast Corp	Common Stock	—	1,693,043
Comcast Corp	Common Stock	—	429,706
Comcast Corp	Common Stock	—	5,801
Commtouch Software Ltd	Common Stock	—	715
Compass Minerals Intl	Common Stock	—	9,811

Baxter International Inc. and Subsidiaries

Incentive Investment Plan

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

Employer Identification Number: 36-0781620 and Plan Number 023

December 31, 2014

Identity of Issue	Description of Investment	Cost (1)	Current Value
Conagra Foods Inc	Common Stock	—	18,140
Conatus Pharmaceuticals	Common Stock	—	700
Concho Resources Inc	Common Stock	—	2,707,405
Conocophillips	Common Stock	—	219,058
Consolidated Edison Inc	Common Stock	—	33,005
Container Store Group	Common Stock	—	19,359
Corning Inc	Common Stock	—	41,965
Cortex Pharm Inc	Common Stock	—	345
Cosi Inc	Common Stock	—	397
Costco Wholesale Corp	Common Stock	—	4,262,187
Costco Wholesale Corp	Common Stock	—	37,881
Covidien Plc	Common Stock	—	1,106,146
Covidien Plc	Common Stock	—	2,250
Creative Edge Nutrition Inc	Common Stock	—	330
Cree Inc	Common Stock	—	315,530
Crestwood Equity LP	Common Stock	—	1,620
Criteo S A Adr	Common Stock	—	12,126
Cross Timbers Royalty	Common Stock	—	259
CST Brands Inc	Common Stock	—	2,791
CSX Corp	Common Stock	—	14,564
CTI Biopharma Corp	Common Stock	—	25,256
CTRIP Com Intl Ltd Adr	Common Stock	—	5,915
Cubist Pharmaceuticals Inc	Common Stock	—	5,032
CUI Global Inc	Common Stock	—	119
Cummins Engine Inc	Common Stock	—	33,327
Curtiss Wright Corp	Common Stock	—	10,588
CVS Caremark Corp	Common Stock	—	399,510
CVS Health Corporation	Common Stock	—	36,405
Cyan Inc	Common Stock	—	5,000
Cyberark Software Ltd	Common Stock	—	9,912
Cyberonics Inc	Common Stock	—	2,449
Cyclacel Pharma	Common Stock	—	99
Cytokinetics Inc	Common Stock	—	20,025
Cytori Therapeutics	Common Stock	—	366
Cytosorbents Corp	Common Stock	—	2,985
Cytrx Corp	Common Stock	—	33,438
Daulton Cap Corp	Common Stock	—	—
Daystar Technologies	Common Stock	—	—
Decisionpoint Systems Inc	Common Stock	—	3
Deckers Outdoor Corp	Common Stock	—	40,968
Deere & Co	Common Stock	—	33,126
Delcath Systems Inc	Common Stock	—	180
Delphi Automotive Plc	Common Stock	—	14,544
Denbury Res Inc	Common Stock	—	4,065
Dendreon Corp	Common Stock	—	658
Depomed Inc	Common Stock	—	16,110
Derma Sciences Inc	Common Stock	—	1,862

Baxter International Inc. and Subsidiaries

Incentive Investment Plan

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

Employer Identification Number: 36-0781620 and Plan Number 023

December 31, 2014

Identity of Issue	Description of Investment	Cost (1)	Current Value
Destiny Media Tech	Common Stock	—	1,200
Devon Energy	Common Stock	—	13,649
Diamond Offshore Drilling Inc	Common Stock	—	550
Diana Containership	Common Stock	—	13
Diana Shipping Inc	Common Stock	—	1,536
Digerati Tech	Common Stock	—	15
Digital Realty Trust	Common Stock	—	5,575
Diplomat Pharmacy	Common Stock	—	20,527
Direxion Shs ETF	Common Stock	—	21,079
Discover Financial Svcs	Common Stock	—	32,090
Discovery Communications	Common Stock	—	436,369
Discovery Communications	Common Stock	—	435,515
Disney Walt Hldg Co	Common Stock	—	259,870
Distil Plc	Common Stock	—	37
Document Security System	Common Stock	—	4,500
Dollar General Corp	Common Stock	—	10,887
Dominion Res Inc	Common Stock	—	16,653
Dominos Pizza Inc	Common Stock	—	9,417
Doral Finl Corp	Common Stock	—	1,382
Dow Chemical Company	Common Stock	—	75,585
Dryships Inc	Common Stock	—	7,792
Du Pont (E.I.) De Nemours	Common Stock	—	408,954
Du Pont (E.I.) De Nemours	Common Stock	—	21,991
Duke Energy Corp	Common Stock	—	131,854
Duke Realty Corp	Common Stock	—	9,090
Dunkin Brands Group Inc	Common Stock	—	659,826
Dunkin Brands Group Inc	Common Stock	—	23,542
Durata Therapeutics	Common Stock	—	—
Dynamic Materials Corp	Common Stock	—	560
Dynavax Techs	Common Stock	—	10,116
E M C Corp	Common Stock	—	17,550
E O G Resources Inc	Common Stock	—	28,541
Eagle Bulk Shipng	Common Stock	—	5
Earthlink Holdings Corp	Common Stock	—	4,390
Eastman Kodak	Common Stock	—	6,513
Eaton Corp Plc	Common Stock	—	20,388
Ebay Inc	Common Stock	—	21,213
Eco Science Solutions	Common Stock	—	3
Ecolocap Solutions Inc	Common Stock	—	—
E-Commerce China Adr	Common Stock	—	4,645
Ecopetrol S A	Common Stock	—	3,098
Edap Tms S A Spon Adr	Common Stock	—	72,230
Edwards Lifesciences Corp	Common Stock	—	353,989
Edwards Lifesciences Corp	Common Stock	—	22,544,296
El Pollo Loco Hldgs	Common Stock	—	29,955
Eldorado Gold Corp	Common Stock	—	18,440
Eline Entmt Group Inc	Common Stock	—	4

Baxter International Inc. and Subsidiaries

Incentive Investment Plan

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

Employer Identification Number: 36-0781620 and Plan Number 023

December 31, 2014

Identity of Issue	Description of Investment	Cost (1)	Current Value
Emcore Corp	Common Stock	—	5
Emerald Oil Inc	Common Stock	—	3,240
Emerge Energy Svcs LP	Common Stock	—	13,906
Emerson Electric Company	Common Stock	—	4,602
Emulex Corp	Common Stock	—	652
Enbridge Energy Ptnrs LP	Common Stock	—	3,990
Enbridge Inc	Common Stock	—	5,141
Encana Corp	Common Stock	—	303,429
Encana Corporation	Common Stock	—	17,337
Endeavour Silver Corp	Common Stock	—	1,080
Endocan Corp	Common Stock	—	525
Energy Focus Inc	Common Stock	—	2,958
Energy Transfer Partners	Common Stock	—	36,301
Energy Xxi Ltd	Common Stock	—	9,454
Enerplus Corp	Common Stock	—	1,920
Engility Hldgs Inc	Common Stock	—	256
Ensco Plcshs Class	Common Stock	—	4,316
Enteromedics Inc	Common Stock	—	2,840
Enterprise Prd Prtnrs LP	Common Stock	—	116,198
Entravision Commun Corp	Common Stock	—	972
Eog Resources Inc	Common Stock	—	2,444,303
EQT Corp	Common Stock	—	11,355
Erickson Air-Crane Inc	Common Stock	—	4,170
E-Trade Financial	Common Stock	—	13,146
Evolving Sys Inc	Common Stock	—	18,740
Exact Sciences Corp	Common Stock	—	27,440
Exelixis Inc	Common Stock	—	432
Exelon Corporation	Common Stock	—	683,008
Exelon Corporation	Common Stock	—	14,016
Exeter Resource Corp	Common Stock	—	2,358
Exone Company	Common Stock	—	285
Expedia Inc	Common Stock	—	2,646
Express Scripts Holding Company	Common Stock	—	869,702
Express Scripts Holding Company	Common Stock	—	11,430
Exxon Mobil Corporation	Common Stock	—	32,855
F X Energy Inc	Common Stock	—	217
Facebook Inc	Common Stock	—	7,286,768
Facebook Inc	Common Stock	—	847,609
Fannie Mae	Common Stock	—	43,792
Female Health Co	Common Stock	—	3,920
Ferrellgas Partners LP	Common Stock	—	2,335
Field Exploration Company	Common Stock	—	2,712
Fireeye Inc	Common Stock	—	979,719
Fireeye Inc	Common Stock	—	23,685
First China Pharma	Common Stock	—	702
First Majestic Silver Corp	Common Stock	—	10,040
First Solar Inc	Common Stock	—	15,340

Baxter International Inc. and Subsidiaries

Incentive Investment Plan

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

Employer Identification Number: 36-0781620 and Plan Number 023

December 31, 2014

Identity of Issue	Description of Investment	Cost (1)	Current Value
Flexsteel Industries Inc	Common Stock	—	6,450
Flextronics Intl Ltd	Common Stock	—	351,137
Flextronics Intl Ltd	Common Stock	—	11,180
Fluor Corporation	Common Stock	—	3,152
Focus Gold Corp	Common Stock	—	—
Ford Motor Co	Common Stock	—	620,769
Ford Motor Company	Common Stock	—	211,321
Formfactor Inc	Common Stock	—	8,600
Fortress Invt Gp LLC	Common Stock	—	4,010
Foster Wheeler Ag	Common Stock	—	19,264
Franco Nevada Corp	Common Stock	—	49,780
Franklin Resources, Inc.	Common Stock	—	27,685
Freddie Mac Voting Shs	Common Stock	—	31,672
Freeport-Mcmoran Inc	Common Stock	—	120,184
Frontier Communications Corp	Common Stock	—	45,509
Fuel Performance Sol Inc	Common Stock	—	395
Fuel Systems Solutions	Common Stock	—	2,735
Fuel-Tech N V	Common Stock	—	298
Galectin Therapeutic	Common Stock	—	1,735
Galena Biopharma Inc	Common Stock	—	6,040
Gas Natural Inc	Common Stock	—	3,427
Geeknet Inc	Common Stock	—	1,846
General Dynamics Corp	Common Stock	—	13,762
General Electric Co	Common Stock	—	1,512,466
General Electric Co	Common Stock	—	519,130
General Electric Company	Common Stock	—	259,499
General Mills Inc	Common Stock	—	94,499
General Motors Co	Common Stock	—	144,708
Generex Biotechnology Corp Del	Common Stock	—	85
Genetic Techs Ltd Adr	Common Stock	—	3
Geo Group Inc	Common Stock	—	1,210
Gilead Sciences Inc	Common Stock	—	3,095,565
Gilead Sciences Inc	Common Stock	—	213,593
Gladstone Land Corp	Common Stock	—	7,123
Glaxosmithkline Plc Adr	Common Stock	—	47,014
Globalstar Inc	Common Stock	—	825
Globestar Industries	Common Stock	—	10
Gogo Inc	Common Stock	—	710
Gold Fields Ltd Adr	Common Stock	—	1,812
Golden Star Res Ltd	Common Stock	—	210
Goldman Sachs Group	Common Stock	—	2,312,383
Goldman Sachs Group	Common Stock	—	1,119,913
Goldman Sachs Group	Common Stock	—	20,212
Goodyear Tire & Rubr Co	Common Stock	—	17,142
Google Inc	Common Stock	—	3,459,139
Google Inc	Common Stock	—	3,449,567
Google Inc	Common Stock	—	262,056

Baxter International Inc. and Subsidiaries

Incentive Investment Plan

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

Employer Identification Number: 36-0781620 and Plan Number 023

December 31, 2014

Identity of Issue	Description of Investment	Cost (1)	Current Value
Google Inc	Common Stock	—	259,952
Google Inc	Common Stock	—	56,324
Google Inc	Common Stock	—	54,127
Gopro Inc	Common Stock	—	124,353
Grace W R & Co	Common Stock	—	28,617
Grand Pacaraima Gold Corp	Common Stock	—	7
Great Basin Gold Ltd	Common Stock	—	16
Great Panther Silver	Common Stock	—	3,075
Green Earth Technologies Inc	Common Stock	—	828
Green Innovations	Common Stock	—	10
Greengro Technologies	Common Stock	—	2,147
Grifols Sa Adr	Common Stock	—	2,685
Groupon Inc	Common Stock	—	6,029
Growlife Inc	Common Stock	—	647
Grupo Aeroport Del Adr	Common Stock	—	2,900
Gsi Technology Inc	Common Stock	—	2,495
Guess Inc	Common Stock	—	758
Gyrodyne Co	Common Stock	—	3,915
H C P Inc	Common Stock	—	36,060
H M N Financial Inc	Common Stock	—	2,008
Halliburton Co Hldg Co	Common Stock	—	46,094
Halozyme Therapeutics	Common Stock	—	218,176
Halyard Health Inc	Common Stock	—	2,273
Hannon Armstrong	Common Stock	—	2,846
Hansen Medical Inc	Common Stock	—	416
Hanwha Solarone Co Adr	Common Stock	—	11
Harbinger Group Inc	Common Stock	—	5,550
Hartford Fin’L Svcs Grp Inc	Common Stock	—	5,628
Hasbro	Common Stock	—	7,822
HCA Holdings Inc	Common Stock	—	36,695
Headwaters Inc	Common Stock	—	17,988
Health Care Real Estate Invt Trust	Common Stock	—	7,567
Healthwarehouse.Com	Common Stock	—	2
Hecla Mining Company	Common Stock	—	8,382
Hemispherx Biopharma Inc	Common Stock	—	2,500
Hemp Inc	Common Stock	—	1,396
Hercules Offshore Inc	Common Stock	—	1,100
Hermes Intl S A	Common Stock	—	4,280
Hess Corp	Common Stock	—	401,000
Hewlett-Packard Company	Common Stock	—	104,779
Hi-Crush Partners LP	Common Stock	—	1,572
Highpower Intl Inc	Common Stock	—	9,940
Hipcricket Inc	Common Stock	—	2,649
Hollyfrontier Corp	Common Stock	—	11,244
Home Depot Inc	Common Stock	—	281,679
Honda Mtr Co Ltdadr Rep	Common Stock	—	10,450
Honeywell International Inc	Common Stock	—	55,308

Baxter International Inc. and Subsidiaries

Incentive Investment Plan

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

Employer Identification Number: 36-0781620 and Plan Number 023

December 31, 2014

Identity of Issue	Description of Investment	Cost (1)	Current Value
Honeywell International Inc	Common Stock	—	1,100,360
Hooper Holmes Inc	Common Stock	—	515
Horizon Lines Inc	Common Stock	—	25
Hospira Inc	Common Stock	—	393,212
Hovnanian Enterprises Inc	Common Stock	—	7,747
HSBC Hldgs Plc Adr	Common Stock	—	29,802
HSN Inc	Common Stock	—	912
Huntington Bancshares Inc	Common Stock	—	7,258
Hydrogenics Corp	Common Stock	—	956
Hypersolar Inc	Common Stock	—	239
Iac Interactive Corp	Common Stock	—	1,884
Ibio Inc	Common Stock	—	3,493
Icahn Enterprises Lp	Common Stock	—	48,916
Iconix Brand Group Inc	Common Stock	—	2,534
Idera Pharma	Common Stock	—	59,843
Ihookup Social Inc	Common Stock	—	6
Illinois Tool Wks Inc	Common Stock	—	24,958
Illumina Inc	Common Stock	—	3,262,848
Illumina Inc	Common Stock	—	18,458
Imation Corp	Common Stock	—	379
Immunogen Inc	Common Stock	—	610
Immunomedics Inc	Common Stock	—	27,360
Implant Sciences Corp	Common Stock	—	11,404
Inception Mining Inc	Common Stock	—	6
Incyte Genomics Inc	Common Stock	—	204,342
Inditex Unspon Adr	Common Stock	—	3,380,814
Infinera Corporation	Common Stock	—	13,248
Infinity Inc	Common Stock	—	8,305
Infosys Tech Spon Adr	Common Stock	—	3,146
Ingles Markets	Common Stock	—	14,836
Inovio Pharma	Common Stock	—	370,642
Insmed Inc	Common Stock	—	2,289
Insys Therapeutics	Common Stock	—	2,023
Intel Corp	Common Stock	—	107,589
Intelgenx Tech Corp	Common Stock	—	775
Intelsat S A	Common Stock	—	1,736
Interactive Brokers	Common Stock	—	8,281
Interactive Leisure Systems	Common Stock	—	1
Intercontinental Exchange	Common Stock	—	606,435
International Paper Co	Common Stock	—	476,269
Interoil Corp	Common Stock	—	23,419
Interpublic Group Cos Inc	Common Stock	—	20,853
Interval Leisure Group	Common Stock	—	250
Intl Business Machines	Common Stock	—	6,578
Intrexon	Common Stock	—	19,271
Intuitive Surgical	Common Stock	—	2,644
Invensense Inc	Common Stock	—	17,788

Baxter International Inc. and Subsidiaries

Incentive Investment Plan

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

Employer Identification Number: 36-0781620 and Plan Number 023

December 31, 2014

Identity of Issue	Description of Investment	Cost (1)	Current Value
Invesco Ltd	Common Stock	—	409,839
Invivo Therapeutics Hldg	Common Stock	—	10,560
Invo Bioscience Inc	Common Stock	—	520
Ipg Photonics Corp	Common Stock	—	16,782
Ireland Bank Adr	Common Stock	—	1,522
Isc8 Inc	Common Stock	—	—
Ishares Msci Brazil Indx	Common Stock	—	21,612
Isis Pharmaceuticals	Common Stock	—	13,582
Isoray Inc	Common Stock	—	60,658
Italk Inc	Common Stock	—	1
ITC Hldgs Corp	Common Stock	—	3,032
Ivanhoe Energy Inc	Common Stock	—	124
J P Morgan Chase & Co	Common Stock	—	42,615
JA Solar Hldgs Adr	Common Stock	—	2,169
Jabil Circuit Inc	Common Stock	—	10,915
James River Coal Co	Common Stock	—	36
Jazz Pharmaceuticals Plc	Common Stock	—	982
Jds Uniphase Corp	Common Stock	—	2,401
Jetblue Airways Corp	Common Stock	—	19,825
Jinkosolar Hldg Co	Common Stock	—	1,399
John Bean Technologies Corp	Common Stock	—	755
Johnson & Johnson	Common Stock	—	219,305
Johnson Controls Inc	Common Stock	—	1,000,226
Johnson Controls Inc	Common Stock	—	8,513
Juniper Networks Inc	Common Stock	—	37,944
Just Energy Group Inc	Common Stock	—	313
Kellogg Company	Common Stock	—	83,436
Keryx Biopharmaceuticals	Common Stock	—	12,098
Keycorp Inc	Common Stock	—	13,900
Keysight Technologies	Common Stock	—	451,937
Kilroy Realty Corp	Common Stock	—	4,696
Kimberly-Clark Corp	Common Stock	—	46,216
Kinder Morgan Holdco LLC	Common Stock	—	202,157
Kindred Healthcare Inc	Common Stock	—	9,126
Kinross Gold Corp	Common Stock	—	5,640
Kkr & Co LP	Common Stock	—	9,284
Kma Global Solutions	Common Stock	—	28
Knightsbridge Shipping	Common Stock	—	4,394
Kohls Corp	Common Stock	—	61,040
Kraft Foods Group Inc	Common Stock	—	58,740
Krispy Kreme Doughnuts Inc	Common Stock	—	19,740
Kronos Worldwide Inc	Common Stock	—	52
L-3 Comm Hldgs Inc	Common Stock	—	4,819
Laboratory Corp Of Amer Hldg	Common Stock	—	21,580
Lannett Inc	Common Stock	—	1,072
Las Vegas Sands Corp	Common Stock	—	843,655
Las Vegas Sands Corp	Common Stock	—	402,096

Baxter International Inc. and Subsidiaries

Incentive Investment Plan

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

Employer Identification Number: 36-0781620 and Plan Number 023

December 31, 2014

Identity of Issue	Description of Investment	Cost (1)	Current Value
Las Vegas Sands Corp	Common Stock	—	58,916
Ldk Solar Co Ltd Adr	Common Stock	—	76
Leapfrog Enterprises Inc	Common Stock	—	5,914
Legacy Reserves LP	Common Stock	—	1,143
Lendingclub Corp	Common Stock	—	116,618
Lendingclub Corp	Common Stock	—	25,300
Level 3 Commun	Common Stock	—	4,938
Liberty All Star Equity	Common Stock	—	143
Liberty Global Inc	Common Stock	—	5,845
Liberty Media Corp	Common Stock	—	389,224
Lifeline Biotechnologies Inc	Common Stock	—	344
Lilly Eli & Company	Common Stock	—	3,449
Limelight Networks Inc	Common Stock	—	4,155
Lincoln Natl Corp Ind	Common Stock	—	4,901
Linkedin Corp	Common Stock	—	13,093
Linkedin Corp	Common Stock	—	3,878,891
Linn Energy	Common Stock	—	32,851
Linnco LLC	Common Stock	—	1,646
Linux Gold Corporation	Common Stock	—	37
Liquidity Services Inc	Common Stock	—	1,021
Live Nation Entmt Inc	Common Stock	—	443
Livedeal Inc	Common Stock	—	2,512
Lockheed Martin Corp	Common Stock	—	11,554
Logitech Intl S A	Common Stock	—	8,729
Lowes	Common Stock	—	346,550
Lowes Companies	Common Stock	—	33,230
Lumber Liquidators Hldgs	Common Stock	—	2,121
Luna Innovations Inc	Common Stock	—	14,910
Lynas Corporation	Common Stock	—	27
Lyondellbasell Inds	Common Stock	—	39,695
M D U Resources Group Inc	Common Stock	—	2,507
M G M Grand	Common Stock	—	1,496
Macquarie Infrastr Co LLC	Common Stock	—	35,545
Magellan Petroleum Corp	Common Stock	—	1,820
Magnum Hunter Resour	Common Stock	—	1,099
Mahanagar Tel Nigam Adr	Common Stock	—	160
Main Str Cap Corp	Common Stock	—	39,492
Mallinckrodt Pub	Common Stock	—	198
Mandalay Digital	Common Stock	—	16
Manhattan Scientifics Inc	Common Stock	—	9,736
Manitok Energy Inc	Common Stock	—	1,750
Manitowoc Inc	Common Stock	—	4,199
Mannkind Corp	Common Stock	—	95,178
Marathon Oil Corp	Common Stock	—	33,948
Marathon Pete Corp	Common Stock	—	65,292
Markel Corp Holding Co	Common Stock	—	20,485
Marriott International	Common Stock	—	3,411,069

Baxter International Inc. and Subsidiaries

Incentive Investment Plan

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

Employer Identification Number: 36-0781620 and Plan Number 023

December 31, 2014

Identity of Issue		Description of Investment	Cost (1)	Current Value
	Marsh & Mclennan Cos	Common Stock	—	407,042
	Mast Therapeutics Inc	Common Stock	—	22,400
	Mastercard Inc	Common Stock	—	7,468,099
	Mastercard Inc	Common Stock	—	172,664
	Mazda Motors Corp Adr	Common Stock	—	1,689
	McDonalds Corp	Common Stock	—	85,518
	McGraw Hill Financial Inc	Common Stock	—	2,043,872
	McKesson Corporation	Common Stock	—	29,061
	Medbox Inc	Common Stock	—	2,862
	Medclean Tech Inc	Common Stock	—	9
	Medical Marijuana Inc	Common Stock	—	2,961
	Medical Properties Trust	Common Stock	—	9,152
	Medicines Company	Common Stock	—	15,495
	Medivation Inc	Common Stock	—	3,386
	Medtronic Inc	Common Stock	—	16,750
	Meetme Inc	Common Stock	—	7,650
	Mercadolibre Inc	Common Stock	—	7,149
	Merck & Co Inc	Common Stock	—	188,344
	Merck & Co. Inc.	Common Stock	—	2,969,477
	Merrimack Pharma Inc	Common Stock	—	11,300
*	Met Life Inc	Common Stock	—	6,257
	Mgic Invt Corp Wis	Common Stock	—	2,339
	Michael Kors Holdings Ltd	Common Stock	—	56,325
	Michael Kors Holdings Ltd	Common Stock	—	1,163,111
	Micro Imaging Tech	Common Stock	—	1
	Microsoft Corp	Common Stock	—	422,066
	Microsoft Corp	Common Stock	—	107,795
	Miller Herman Inc	Common Stock	—	2,943
	Mimedx Group Inc	Common Stock	—	22,910
	Mind Solutions Inc	Common Stock	—	793
	Ml Cap Group Inc	Common Stock	—	7
	Mobileye N V Amstelveen	Common Stock	—	1,216
	Mohawk Industries Inc	Common Stock	—	368,263
	Molson Coors Brewing	Common Stock	—	4,396
	Molycorp Inc	Common Stock	—	902
	Momenta Pharmaceuticals	Common Stock	—	577
	Mondelez Intl Inc	Common Stock	—	2,970,453
	Mondelez Intl Inc	Common Stock	—	48,602
	Monitise Plc Ord	Common Stock	—	1,298
	Monsanto Co	Common Stock	—	3,921,945
	Monsanto Co	Common Stock	—	1,203,557
	Monsanto Co	Common Stock	—	17,801
	Monster Beverage Corp	Common Stock	—	5,200
	Mont Mining Corp	Common Stock	—	20,006
	Morgan Stanley	Common Stock	—	3,032,895
	Morgan Stanley	Common Stock	—	15,520
	Mosaic Co	Common Stock	—	466,647

Baxter International Inc. and Subsidiaries

Incentive Investment Plan

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

Employer Identification Number: 36-0781620 and Plan Number 023

December 31, 2014

Identity of Issue	Description of Investment	Cost (1)	Current Value
Mosaic Co	Common Stock	—	10,964
Multi-Corp Intl Inc	Common Stock	—	36
Murphy Oil Corp	Common Stock	—	3,789
Musclepharm Corp	Common Stock	—	1,020
Myecheck Inc	Common Stock	—	935
Myriad Genetics Inc	Common Stock	—	57,902
N I I Holdings Inc	Common Stock	—	4
N P S Pharmaceuticals Inc	Common Stock	—	39,025
Nanosphere Inc	Common Stock	—	29
Natcore Technology	Common Stock	—	1,588
National Grid Plc Adr	Common Stock	—	14,132
National-Oilwell Inc	Common Stock	—	1,965
Navidea Biopharma	Common Stock	—	12,852
Navios Maritime	Common Stock	—	11,856
Navios Maritime Partners	Common Stock	—	5,085
Navistar International Corp	Common Stock	—	1,037
Neostem Inc	Common Stock	—	56,229
Nephrogenex Inc	Common Stock	—	26,700
Nephros Inc	Common Stock	—	5,193
Nestle S A	Common Stock	—	7,295
Netapp Inc	Common Stock	—	612,031
Netapp Inc	Common Stock	—	3,316
Netflix Inc	Common Stock	—	2,813,197
Netflix Inc	Common Stock	—	41,334
Netgear Inc	Common Stock	—	3,558
Neuralstem Inc	Common Stock	—	2,176
Neustar Inc Class A	Common Stock	—	1,668
Nexstar Broadcasting Gp	Common Stock	—	5,179
Nextera Energy Inc	Common Stock	—	99,933
Nike Inc	Common Stock	—	5,019,110
Nike Inc	Common Stock	—	43,302
No Amern Palladium Ltd	Common Stock	—	470
Nokia Corp Spon Adr	Common Stock	—	24,020
Nordic American Tanker	Common Stock	—	30,210
Nordic Amern Offshore Ltd	Common Stock	—	307
Nordstrom Inc	Common Stock	—	3,572
Norfolk Southn Corp	Common Stock	—	12,963
Norstra Energy Inc	Common Stock	—	10
Nortel Networks	Common Stock	—	—
Northern Trust Corp	Common Stock	—	752,222
Novartis AG	Common Stock	—	57,263
Novartis Ag Adr	Common Stock	—	475,886
Novatel Wireless Inc	Common Stock	—	3,864
Novavax Inc	Common Stock	—	5,930
Novo Nordisk Adr	Common Stock	—	2,829,962
Novo-Nordisk Adr	Common Stock	—	31,316
Now Inc	Common Stock	—	180

Baxter International Inc. and Subsidiaries

Incentive Investment Plan

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

Employer Identification Number: 36-0781620 and Plan Number 023

December 31, 2014

Identity of Issue	Description of Investment	Cost (1)	Current Value
Nrg Energy Inc	Common Stock	—	10,348
Nuance Communications Inc	Common Stock	—	3,567
Nucor Corp	Common Stock	—	22,366
Nutri Sys Inc	Common Stock	—	586
Nuverra Environmentl	Common Stock	—	2,775
Nvidia Corp	Common Stock	—	38,155
Nw Biotherapeutics	Common Stock	—	247,587
Nxstage Medical Inc	Common Stock	—	6,903
O Reilly Automotive Inc	Common Stock	—	2,621,551
Occidental Pete Corp	Common Stock	—	50,523
Occidental Petroleum Corp	Common Stock	—	1,234,037
Ocean Rig Udw Inc	Common Stock	—	380
Oclaro Inc	Common Stock	—	356
Oi Sa Adr	Common Stock	—	2,073
Oilsands Quest Inc	Common Stock	—	—
Olin Corp	Common Stock	—	2,686
Omega Hlthcare Invs Inc	Common Stock	—	33,364
Omnicell Inc	Common Stock	—	16,560
Omnicom Group	Common Stock	—	860,783
Oncogenex Pharmaceuticals Inc	Common Stock	—	38
Oncolytics Biotech Inc	Common Stock	—	82,309
Oncomed Pharmaceutic	Common Stock	—	21,760
Onconova Therapeutic	Common Stock	—	5,764
Oncosec Med Inc	Common Stock	—	857
Opko Health Inc	Common Stock	—	7,292
Optigenex Inc	Common Stock	—	—
Oracle Corp	Common Stock	—	1,006,002
Oracle Corp	Common Stock	—	515,215
Oracle Corporation	Common Stock	—	47,269
Orange Adr	Common Stock	—	846
Orbital Sciences Corporation	Common Stock	—	13,445
Orbotech Ltd	Common Stock	—	1,480
Orexigen Therapeutics	Common Stock	—	30,300
Organovo Hldgs Inc	Common Stock	—	1,993
Outerwall Inc	Common Stock	—	1,504
Owens Illinois Inc	Common Stock	—	347,873
Owens Illinois Inc	Common Stock	—	423,845
Oxigene Inc	Common Stock	—	16
P D L Biopharma Inc	Common Stock	—	11,565
P M C Sierra Inc	Common Stock	—	5,038
Paccar Inc	Common Stock	—	6,801
Pacific Ethanol Inc	Common Stock	—	9,834
Packaging Corp Of Amer	Common Stock	—	3,902
Palatin Technologies	Common Stock	—	36
Pan American Silver	Common Stock	—	5,326
Panacos Pharmaceuticals	Common Stock	—	—
Parexel Intl Corp	Common Stock	—	2,778

Baxter International Inc. and Subsidiaries

Incentive Investment Plan

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

Employer Identification Number: 36-0781620 and Plan Number 023

December 31, 2014

Identity of Issue	Description of Investment	Cost (1)	Current Value
Parkervision Inc	Common Stock	—	3,639
Patterson Uti Energy Inc	Common Stock	—	8,295
Pay Chest Inc	Common Stock	—	2
Paychex Inc	Common Stock	—	37,490
PDI Inc	Common Stock	—	179
Peabody Energy Corp	Common Stock	—	8,268
Pembina Pipeline Corp	Common Stock	—	145
Penn West Pete Ltd	Common Stock	—	1,087
Penney J C Co Inc	Common Stock	—	11,016
Pennymac Mtg Invt Trust	Common Stock	—	26,154
Pentair Plc	Common Stock	—	134,480
Pentair Plc	Common Stock	—	332
Pepsico Inc	Common Stock	—	48,068
Perceptron Inc	Common Stock	—	19,900
Peregrine Pharma Inc	Common Stock	—	329
Perrigo Co	Common Stock	—	9,026
Perrigo Co	Common Stock	—	721,475
Petmedexpress.Com Inc	Common Stock	—	1,824
Petrochina Co Adr	Common Stock	—	1,331
Petroleo Brasileiro Adr	Common Stock	—	31,390
Petsmart Inc	Common Stock	—	5,690
Pfizer Inc	Common Stock	—	1,341,381
Pfizer Inc	Common Stock	—	198,206
Pharmacyclics Inc	Common Stock	—	27,630
Pharmathene Inc	Common Stock	—	27,150
Pharmos Corp	Common Stock	—	1
Philip Morris Intl Inc	Common Stock	—	171,026
Phillips 66	Common Stock	—	90,987
Pilgrims Pride Corp	Common Stock	—	9,017
Pilot Gold Inc	Common Stock	—	4,614
Pitney Bowes Inc	Common Stock	—	17,059
Plains All Amern Pipeline LP	Common Stock	—	100,330
Plasmatech Biopharma	Common Stock	—	1,631
Platinum Studios Inc	Common Stock	—	—
Plug Power Inc	Common Stock	—	24,972
Plum Creek Timber Co	Common Stock	—	12,837
PNC Financial Services Group	Common Stock	—	1,054,220
Polymedix Inc	Common Stock	—	2
Polymet Mng Corp	Common Stock	—	16,234
Pop3 Media Corp	Common Stock	—	—
Positiveid Corp	Common Stock	—	11
Potash Corp Sask Inc Foreign	Common Stock	—	44,962
Potbelly Corp	Common Stock	—	41,827
Power3 Medical Products	Common Stock	—	—
Powershares Db Ag Etn	Common Stock	—	15,030
PPG Inds Inc	Common Stock	—	92,460
PRA Group, Inc	Common Stock	—	5,387

Baxter International Inc. and Subsidiaries

Incentive Investment Plan

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

Employer Identification Number: 36-0781620 and Plan Number 023

December 31, 2014

Identity of Issue	Description of Investment	Cost (1)	Current Value
Prana Biotechnology Ltd Adr	Common Stock	—	5,756
Precision Castparts Corp	Common Stock	—	3,506,046
Precision Castparts Corp	Common Stock	—	2,890
Priceline.Com Inc	Common Stock	—	4,036,088
Pricesmart Inc	Common Stock	—	1,368
Primco Management Inc	Common Stock	—	10
Procter & Gamble Co	Common Stock	—	183,364
Procter & Gamble Co	Common Stock	—	431,836
Progressive Corp Ohio	Common Stock	—	4,102
Proshares Ultra S&P 500	Common Stock	—	66,207
Prospect Energy Corp	Common Stock	—	26,177
Prothena Corp Plc	Common Stock	—	352
Provectus Biopharmaceuticals	Common Stock	—	800
Proxim Wireless Corp	Common Stock	—	48
PTC Therapeutics Inc	Common Stock	—	2,588
Pulaski Financial Corp	Common Stock	—	8,765
Pulse Beverage Corp	Common Stock	—	1,800
Qihoo 360 Technology Co	Common Stock	—	45,521
Quadrant 4 Systems Corp	Common Stock	—	1,092
Qualcomm Inc	Common Stock	—	759,822
Qualcomm Inc	Common Stock	—	330,357
Qualcomm Inc	Common Stock	—	34,191
Quantum Fuel Sys	Common Stock	—	1,306
Quest Diagnostics Inc	Common Stock	—	16,765
Radian Group Inc	Common Stock	—	8,529
Radient Pharma Corp	Common Stock	—	—
Rainbow Coral Corp	Common Stock	—	223
Rambus Inc	Common Stock	—	11,090
Randgold Res Ltd Adr	Common Stock	—	67
Rapid Fire Mktg Inc	Common Stock	—	5
Rayonier Advanced	Common Stock	—	2,899
Rayonier Inc	Common Stock	—	2,514
Raystream Inc	Common Stock	—	—
Raytheon Company	Common Stock	—	5,408
Realogy Holdings Corp	Common Stock	—	478,957
Realty Income Corporation	Common Stock	—	25,111
Red Hat Inc	Common Stock	—	3,264,385
Regado Biosciences	Common Stock	—	913
Regeneron Pharmaceuticals Inc	Common Stock	—	2,871
Regions Financial	Common Stock	—	5,744
Reliance Steel & Aluminum Company	Common Stock	—	490,163
Reliance Steel & Aluminum Company	Common Stock	—	6,127
Renewable Energy Group	Common Stock	—	971
Rentech Nitrogen Partners Lcom Unit	Common Stock	—	42,964
Repligen Corp	Common Stock	—	6,930
Resource Capital Corp	Common Stock	—	141,714
Retail Oppty Investments	Common Stock	—	1,242

Baxter International Inc. and Subsidiaries

Incentive Investment Plan

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

Employer Identification Number: 36-0781620 and Plan Number 023

December 31, 2014

Identity of Issue	Description of Investment	Cost (1)	Current Value
Revance Therapeutics	Common Stock	—	3,388
Revolutionary Concepts Inc	Common Stock	—	1
Rex Stores Corp	Common Stock	—	4,895
Rf Micro Devices Inc	Common Stock	—	4,147
Rhino Res Partners LP	Common Stock	—	450
Ricebran Tech	Common Stock	—	9,796
Rite Aid Corporation	Common Stock	—	3,729
Rock-Tenn Co	Common Stock	—	18,294
Rockwell Automation Inc.	Common Stock	—	44,480
Rockwell Medical Tech	Common Stock	—	5,140
Rosetta Stone Inc	Common Stock	—	976
Royal Bank Scot Ne Adr	Common Stock	—	605
Royal Dutch Shell Adr	Common Stock	—	12,720
Royal Gold Inc	Common Stock	—	18,810
Rpx Corporation	Common Stock	—	4,698
Rubicon Minerals Corp	Common Stock	—	18,035
RXI Pharmaceuticals	Common Stock	—	16,000
Sagent Pharaceuticals	Common Stock	—	62,775
Salesforce.com	Common Stock	—	11,862
Salesforce.com	Common Stock	—	4,056,303
Samson Oil & Gas Ltd Adr	Common Stock	—	1,186
San Gold Corp	Common Stock	—	18
Sandisk Corp	Common Stock	—	39,192
Sandridge Energy Inc	Common Stock	—	127
Sangamo Biosciences Inc	Common Stock	—	5,399
Sanmina Corporation	Common Stock	—	4,706
Sanofi Adr	Common Stock	—	459,481
Sanofi Adr	Common Stock	—	9,760
Sarepta Therapeutics	Common Stock	—	107,656
Satcon Technology	Common Stock	—	—
Schlumberger Ltd	Common Stock	—	3,367,495
Schlumberger Ltd	Common Stock	—	76,527
Seadrill Limited Ord	Common Stock	—	6,683
Seagate Technology Plc	Common Stock	—	21,413
Sears Canada Inc	Common Stock	—	816
Seattle Genetics Inc	Common Stock	—	5,462
Sector Spdr Util Select	Common Stock	—	81,756
Senior Housing Pptys Tr REIT	Common Stock	—	66,330
Sesa Goa Ltd Adr	Common Stock	—	583
Seventy Seven Energy Inc	Common Stock	—	687
Sevion Therapeutics Inc	Common Stock	—	820
Sgoco Technology	Common Stock	—	186
Ship Finance International	Common Stock	—	395
Shire Plc Adr	Common Stock	—	2,508,932
Sibanye Gold Ltd Adr	Common Stock	—	757
Sierra Wireless Inc	Common Stock	—	55,778
Silver Bay Rlty Trust	Common Stock	—	198

Baxter International Inc. and Subsidiaries

Incentive Investment Plan

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

Employer Identification Number: 36-0781620 and Plan Number 023

December 31, 2014

Identity of Issue	Description of Investment	Cost (1)	Current Value
Silver Wheaton Corp	Common Stock	—	57,472
Sirius Xm Hldgs Inc	Common Stock	—	38,146
Skyworks Solutions Inc	Common Stock	—	14,542
Socket Mobile Inc	Common Stock	—	57,562
Solar Capital Ltd	Common Stock	—	15,301
Solarcity Corp	Common Stock	—	21,392
Soligenix Inc	Common Stock	—	3,261
Sony Corp Adr	Common Stock	—	61
Sothebys Hldgs Inc	Common Stock	—	1,727
Southern Co	Common Stock	—	199,583
Southern Copper Corp	Common Stock	—	25,335
Southwest Airls Co	Common Stock	—	1,113,045
Spectra Energy Corp	Common Stock	—	46,501
Spectranetics Corp	Common Stock	—	11,065
Sphere 3D Corp	Common Stock	—	5,250
Spirit Aerosystems Hldgs	Common Stock	—	3,228
Splunk Inc	Common Stock	—	1,941,257
Spongetech Delivery Sys	Common Stock	—	1
Sprint Corporation	Common Stock	—	13,989
Spyglass Resources Corp	Common Stock	—	29
St Jude Medical Inc	Common Stock	—	13,851
Stag Industrial Inc	Common Stock	—	6,625
Standex Intl Corp	Common Stock	—	7,726
Stanley Black & Decker	Common Stock	—	6,412
Star Bulk Carriers	Common Stock	—	104
Starbucks Corp	Common Stock	—	2,774,969
Starbucks Corp	Common Stock	—	43,790
Statoil Asa Adr	Common Stock	—	3,821
Steel Dynamics Inc	Common Stock	—	1,985
Steelcase Inc	Common Stock	—	8,975
Stellar Biotech Inc	Common Stock	—	3,689
Stemcells Inc	Common Stock	—	9,512
Stryker Corp	Common Stock	—	3,018
Sulphco Inc	Common Stock	—	—
Suncor Energy Inc	Common Stock	—	2,192
Suntech Power Hldgs Co	Common Stock	—	19
Suntrust Banks Inc	Common Stock	—	9,637
Swingplane Ventures	Common Stock	—	—
Synta Pharmaceuticals	Common Stock	—	795
Synthetic Biologics Inc	Common Stock	—	1,385
Sysco Corp	Common Stock	—	15,082
Taiwan Semiconductor Mfg Co Adr	Common Stock	—	8,996
Target Corporation	Common Stock	—	54,196
Taseko Mines Ltd	Common Stock	—	16,571
Taser International Inc	Common Stock	—	37,072
Tata Motors Ltd Adr	Common Stock	—	31,625
Tauriga Sciences Inc	Common Stock	—	240

Baxter International Inc. and Subsidiaries

Incentive Investment Plan

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

Employer Identification Number: 36-0781620 and Plan Number 023

December 31, 2014

Identity of Issue	Description of Investment	Cost (1)	Current Value
Te Connectivity Ltd	Common Stock	—	1,391
Teck Resources Ltd	Common Stock	—	1,364
Tencent Holdings Ltd	Common Stock	—	725
Tencent Holdings Ltd	Common Stock	—	561,286
Teradata Corp	Common Stock	—	1,747
Terex Corp	Common Stock	—	2,091
Terra Inventions Corp	Common Stock	—	—
Terra Nitrogen Co Lp	Common Stock	—	4,621
Terra Tech Corp	Common Stock	—	3,259
Tesco Plc Adr	Common Stock	—	23,476
Tesla Motors Inc	Common Stock	—	2,238,612
Tesla Motors Inc	Common Stock	—	135,892
Tesoro Pete Corp	Common Stock	—	2,379
Teva Pharmaceutical Industries	Common Stock	—	4,025
Texas Instruments Inc	Common Stock	—	704,950
Texas Instruments Inc	Common Stock	—	348,514
Textainer Group Holdings	Common Stock	—	4,804
TG Therapeutics Inc	Common Stock	—	15
The Wendys Company	Common Stock	—	14,538
Thermo Fisher Scientific Inc	Common Stock	—	507,350
Thompson Creek Metals	Common Stock	—	69,305
Threshold Pharmaceutical	Common Stock	—	159
Tiffany & Co	Common Stock	—	3,191,678
Tiger Oil & Energy	Common Stock	—	530
Tile Shop Hldgs Inc	Common Stock	—	1,758
Time Inc	Common Stock	—	366,490
Time Inc	Common Stock	—	470
Time Warner Inc	Common Stock	—	5,954
Time Warner Inc	Common Stock	—	404,956
Time Warner Inc	Common Stock	—	21,653
Tital Medical Inc	Common Stock	—	277,620
TJX Companies Inc	Common Stock	—	2,199,722
T-Mobile US Inc	Common Stock	—	17,968
Tompkins Financial	Common Stock	—	6,027
Torch Energy Royalty	Common Stock	—	11
Torchlight Energy Resources Inc	Common Stock	—	8,300
Total Fina S A Adr	Common Stock	—	8,857
Toyota Motor Cp Adr	Common Stock	—	18,822
Transcanada Corp	Common Stock	—	9,820
Transmontaigne Partners LP	Common Stock	—	6,302
Transocean Inc	Common Stock	—	76,986
Transwitch Corp	Common Stock	—	1
Travelers Companies Inc	Common Stock	—	2,434
Travelzoo Inc	Common Stock	—	1,766
Tree.Com Inc	Common Stock	—	96
Trimble Nav Ltd	Common Stock	—	26,540
Trimedyne Inc	Common Stock	—	602

Baxter International Inc. and Subsidiaries

Incentive Investment Plan

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

Employer Identification Number: 36-0781620 and Plan Number 023

December 31, 2014

Identity of Issue	Description of Investment	Cost (1)	Current Value
Tripadvisor Inc	Common Stock	—	1,528,383
Tripadvisor Inc	Common Stock	—	2,314
Truecar Inc	Common Stock	—	45,800
Trw Automotive Holdings	Common Stock	—	10,285
Ttm Technologies Inc	Common Stock	—	7,530
Turkcell Iletisim Adr	Common Stock	—	846
Turtle Beach Corp	Common Stock	—	3,987
Twenty First Century Fox	Common Stock	—	3,211,665
Twitter Inc	Common Stock	—	2,162,948
Twitter Inc	Common Stock	—	102,946
Two Harbors Investment	Common Stock	—	2,945
Tyco Intl Plc	Common Stock	—	964
Tyson Foods Inc	Common Stock	—	8,018
Ultra Petroleum Corp	Common Stock	—	1,579
Under Armour Inc	Common Stock	—	16,975
Under Armour Inc	Common Stock	—	2,502,022
Uni Pixel Inc	Common Stock	—	1,707
Unilever Plc Adr	Common Stock	—	3,602
Union Pacific Corp	Common Stock	—	3,633,694
Union Pacific Corp	Common Stock	—	4,765
United Contl Hldgs Inc	Common Stock	—	66,890
United Parcel Service	Common Stock	—	19,556
United States Steel Corp	Common Stock	—	1,341
United Technologies Corp	Common Stock	—	7,705
Unitedhealth Group Inc	Common Stock	—	988,441
Universal Display Corp	Common Stock	—	6,382
US Bancorp	Common Stock	—	14,280
US Brent Oil Fund LP	Common Stock	—	7,604
USA Graphite Inc	Common Stock	—	—
Vale S A	Common Stock	—	10,274
Valeant Pharmaceuticals	Common Stock	—	826,863
Valero Energy Corp	Common Stock	—	27,827
Vanguard Natural Res LLC	Common Stock	—	3,014
Vape Hldgs Inc	Common Stock	—	890
Varonis Sys Inc	Common Stock	—	1,641
Vasco Data Security Intl	Common Stock	—	959
Vector Group Ltd	Common Stock	—	26,465
Velatel Global Comm	Common Stock	—	—
Venaxis Inc	Common Stock	—	47
Ventas Inc	Common Stock	—	23,302
Veolia Environ Adr	Common Stock	—	13,202
Vericel Corporation	Common Stock	—	1,216
Verisign Inc	Common Stock	—	570
Veriteq Corp	Common Stock	—	—
Verizon Communications	Common Stock	—	418,258
Vertex Pharmaceuticals Inc	Common Stock	—	11,880
Vertex Pharmaceuticals Inc	Common Stock	—	2,255,630

Baxter International Inc. and Subsidiaries

Incentive Investment Plan

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

Employer Identification Number: 36-0781620 and Plan Number 023

December 31, 2014

Identity of Issue	Description of Investment	Cost (1)	Current Value
Vg Life Sciences Inc	Common Stock	—	1
Via Pharmaceuticals Inc	Common Stock	—	—
Viacom Inc	Common Stock	—	1,096,241
Vipshop Hldgs Ltd Ad	Common Stock	—	104,734
Viropro Inc	Common Stock	—	1
Virtra Systems Inc	Common Stock	—	8,160
Virtual Piggy Inc	Common Stock	—	63,133
Visa Inc	Common Stock	—	6,555
Visa Inc	Common Stock	—	5,738,138
Vitae Pharmaceuticals	Common Stock	—	6,656
Vivus	Common Stock	—	1,440
Vmware Inc	Common Stock	—	14,028
Vmware Inc	Common Stock	—	1,639,652
Voc Energy	Common Stock	—	3,804
Vodafone Group Plc Sp Adr	Common Stock	—	38,817
Vodafone Group Plc Sp Adr	Common Stock	—	853,496
Vodafone Group Plc Sp Adr	Common Stock	—	465,727
Volt Info Sciences Inc	Common Stock	—	858
Voltari Corp	Common Stock	—	3
Vonage Holdings	Common Stock	—	2,571
Walgreens Boots Alliance	Common Stock	—	132,757
Wal-Mart Stores Inc	Common Stock	—	96,541
Walt Disney Co	Common Stock	—	3,876,653
Walter Inds Inc	Common Stock	—	897
Waste Management Inc	Common Stock	—	44,158
Weatherford Intl	Common Stock	—	22,900
Wells Fargo & Co	Common Stock	—	47,436
Wellstar Intl Inc	Common Stock	—	5
Westell Technologies Inc	Common Stock	—	2,520
Western Digital Corp	Common Stock	—	33,431
Western Refng Inc	Common Stock	—	114
Westport Innovation	Common Stock	—	4,488
Whiting Petroleum Corp	Common Stock	—	7,590
Whole Foods Mkt Inc	Common Stock	—	11,647
Wi-Lan Inc	Common Stock	—	11,960
Williams Co. Inc.	Common Stock	—	4,779
Wilshire Bancorp Inc	Common Stock	—	2,026
Windstream Hldgs Inc	Common Stock	—	55,013
Wisdomtree Investments	Common Stock	—	11,364
Workday Inc	Common Stock	—	2,020,797
Wuxi Pharmatech Adr	Common Stock	—	13,468
Xcel Energy Inc	Common Stock	—	3,625
Xerox Corp	Common Stock	—	4,421
Xinyuan Real Estate Adr	Common Stock	—	354
Xoma Corp	Common Stock	—	3,467
XPO Logistics Inc	Common Stock	—	18,396
Yahoo! Inc	Common Stock	—	65,157

Baxter International Inc. and Subsidiaries

Incentive Investment Plan

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

Employer Identification Number: 36-0781620 and Plan Number 023

December 31, 2014

Identity of Issue		Description of Investment	Cost (1)	Current Value
	Yamana Gold Inc	Common Stock	—	44,706
	Yandex N V	Common Stock	—	4,759
	Yelp Inc Class A	Common Stock	—	125,003
	Yingli Green Energy Adr	Common Stock	—	470
	York Mtg Trust	Common Stock	—	7,710
	Yum Brands Inc	Common Stock	—	9,116
	Zagg Incorporated	Common Stock	—	20,437
	Zap	Common Stock	—	68
	Zimmer Holdings Inc	Common Stock	—	113,533
	Zion Oil & Gas Inc	Common Stock	—	1,370
	Zynga Inc	Common Stock	—	7,182

	Common Stock		—	$507,029,296

**	U.S Government and Government Agency Issues:

	Fannie Mae	7.25% 15 May 2030	—	391,590
	Fannie Mae	6.625% 15 Nov 2030	—	1,355,156
	Fed HM LN PC Pool C48827	6.0% 01 Mar 2031	—	5,218
	Fed HM LN PC Pool G12334	5.0% 01 Sep 2021	—	63,338
	FNMA TBA Jan 30 Single Fam	4.5% 01 Feb 2099	—	722,911
	FNMA Conv 15Yr TBA	2.5% 01 Dec 2099	—	678,061
	FNMA Pool 256398	6.0% 01 Sep 2021	—	13,618
	FNMA Pool 581043	6.0% 01 May 2016	—	1,625
	FNMA Pool 615005	6.0% 01 Dec 2016	—	5,409
	FNMA Pool 694448	5.5% 01 Apr 2033	—	1
	FNMA Pool 725690	6.0% 01 Aug 2034	—	93,633
	FNMA Pool 748115	6.0% 01 Oct 2033	—	38,417
	FNMA Pool 815316	5.5% 01 May 2035	—	155,898
	FNMA Pool 885504	6.0% 01 Aug 2021	—	44,322
	FNMA Pool 902793	6.5% 01 Nov 2036	—	61,172
	FNMA Pool AB9703	3.5% 01 Jun 2043	—	322,723
	FNMA Pool AH3979	4.0% 01 Feb 2041	—	274,349
	FNMA Pool AH4008	4.0% 01 Mar 2041	—	371,679
	FNMA Pool AO3540	3.0% 01 Jun 2042	—	176,033
	FNMA Pool AP6604	3.0% 01 Sep 2042	—	695,673
	FNMA Pool AT2032	3.5% 01 Apr 2043	—	817,842
	FNMA Pool MA0734	4.5% 01 May 2031	—	251,323
	FNMA Pool MA1437	3.5% 01 May 2043	—	245,751
	FNMA TBA 15Yr Single Family	3.0% 20 Jan 2030	—	979,390
	FNMA TBA 30Yr Single Family	3.5% 01 Dec 2099	—	1,275,349
	FNMA TBA Single Family	4.0% 01 Dec 2099	—	3,080,048
	GNMA II Pool 710082	4.698% 20 Jul 2061	—	59,091
	GNMA II Pool 710089	4.7% 20 Oct 2061	—	41,464
	GNMA II Pool 751415	4.616% 20 Aug 2061	—	37,430
	GNMA II Pool 756731	4.673% 20 Mar 2062	—	21,021
	GNMA II Pool 766519	4.668% 20 May 2062	—	52,790

Baxter International Inc. and Subsidiaries

Incentive Investment Plan

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

Employer Identification Number: 36-0781620 and Plan Number 023

December 31, 2014

Identity of Issue		Description of Investment	Cost (1)	Current Value
	GNMA II Pool 766522	4.538% 20 Nov 2062	—	63,347
	GNMA II Pool 766544	4.499% 20 Dec 2062	—	61,946
	GNMA II Pool 766549	4.616% 20 Jul 2062	—	91,217
	GNMA II Pool 771800	4.627% 20 Jan 2064	—	84,448
	GNMA II Pool AB8466	1.0% 20 Sep 2063	—	282,139
	GNMA II Pool AC0988	4.423% 20 July 2063	—	44,941
	GNMA II Pool AC9906	4.323% 20 May 2063	—	36,869
	GNMA II Pool AC9910	4.515% 20 Jul 2063	—	37,771
	Mex Bonos Desarr	6.5% 10 Jun 2021	—	1,581,730
	Republic of Colombia	4.0% 26 Feb 2024	—	201,770
	Republic Of Indonesia Sr Unsecured 144A 01/44 6.75	6.75% 15 Jan 2044	—	409,029
	Republic Of Philippines	3.9% 26 Nov 2022	—	215,604
	Republic Of Philippines Sr Unsecured 01/24 4.2	4.2% 21 Jan 2024	—	214,103
	Tenn Valley Authority	3.5% 15 Dec 2042	—	585,419
	Tsy Infl Ix N/B 02/44 1.375	1.375% 15 Feb 2044	—	1,146,092
	Tsy Infl Ix N/B 07/24 0.125	0.125% 15 Jul 2024	—	1,109,697
	United Mexican States	6.05% 11 Jan 2040	—	386,136
	United Mexican States Sr Unsecured 01/45 5.55	5.55% 21 Jan 2045	—	103,228
	US Treasury N/B	3.75% 15 Nov 2043	—	2,223,868
	US Treasury N/B	1.875% 31 Aug 2017	—	4,612,565
	US Treasury N/B	1.0% 30 Jun 2019	—	1,323,895
	US Treasury N/B	3.625% 15 Feb 2044	—	539,906
	US Treasury N/B	0.375% 31 Mar 2016	—	4,996,611
	US Treasury N/B	0.5% 30 Sep 2016	—	817,961
	US Treasury N/B	0.375% 31 Oct 2016	—	427,416
	US Treasury N/B	0.5% 30 Nov 2016	—	703,693

	U.S Government and Government Agency Issues		—	$34,633,726

**	Corporate and Other Obligations:

	AES Corp	1.0% 01 Jun 2019	—	57,710
	Alexandria Real Est	Preferred Stock	—	25,900
	American Tower Corp	4.625% 01 Apr 2015	—	143,340
	American Tower Corp	4.5% 15 Jan 2018	—	220,040
	Americredit Automobile Receivables	1.19% 08 May 2018	—	98,760
	Americredit Automobile Receivables	1.79% 08 Mar 2019	—	78,830
	Anadarko Petroleum Corp	6.375% 15 Sep 2017	—	405,870
	Arcelormittal	7.25% 01 Mar 2041	—	373,690
	Asbury Automotive Group	6.0% 15 Dec 2024	—	130,500
	Associates Corp NA	6.95% 01 Nov 2018	—	172,850
	Avon Products Inc	4.6% 15 Mar 2020	—	44,760
	Banc of America Commercial Mortgage	1.0% 10 Apr 2049	—	158,350
	Banco Santander Bras	4.625% 13 Feb 2017	—	408,980
	Banco Santander Chile	3.875% 20 Sep 2022	—	195,250
	Bank of America	6.4% 28 Aug 2017	—	197,870
	Bank of America	5.625% 01 Jul 2020	—	443,730

Baxter International Inc. and Subsidiaries

Incentive Investment Plan

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

Employer Identification Number: 36-0781620 and Plan Number 023

December 31, 2014

Identity of Issue	Description of Investment	Cost (1)	Current Value
Bank of America	5.0% 13 May 2021	—	148,620
Bear Stearns Commercial Mortgage	1.0% 11 Jun 2040	—	186,230
Braskem America Finance	7.125% 22 Jul 2041	—	322,330
Brocade Communications	6.875% 15 Jan 2020	—	45,840
Bunge Limited Finance Co	4.1% 15 Mar 2016	—	76,280
CBRE Services Inc	5.0% 15 Mar 2023	—	35,280
CCO Hldgs LLC	5.25% 15 Mar 2021	—	233,600
CCO Hldgs LLC	6.5% 30 Apr 2021	—	108,770
CD Commercial Mortgage Trust	5.322% 28 Jun 2016	—	480,520
Celulosa Arauco	5.0% 21 Jan 2021	—	231,890
Centurylink Inc	5.625% 01 Apr 2020	—	87,010
Cielo Sa/Cielo USA Inc	3.75% 16 Nov 2022	—	355,190
Citigroup Inc	4.45% 10 Jan 2017	—	338,960
Citigroup Inc	4.05% 30 Jul 2022	—	168,440
Citigroup Inc	1.3% 01 Apr 2016	—	222,310
CNPC General Capital	3.95% 19 Apr 2022	—	200,750
Colony American Homes	1.0% 17 May 2031	—	237,170
Comcast Corp	5.65% 15 Jun 2035	—	111,260
Comm Mortgage Trust	1.0% 10 Dec 2049	—	53,880
Contl Airlines	4.0% 29 Apr 2026	—	161,180
Contl Airlines	5.983% 19 Oct 2023	—	268,190
Credit Suisse Mortgage Trust	1.0% 15 Jan 2049	—	338,210
Crown Castle Towers LLC	3.214% 15 Aug 2035	—	99,840
Deluxe Corp	6.0% 15 Nov 2020	—	555,200
Digital Rlty Tr	Preferred Stock	—	25,500
Dolphin Energy Ltd	5.5% 15 Dec 2021	—	222,090
Dun & Bradstreet Corp	3.25% 01 Dec 2017	—	142,020
Dynegy Finance I/II Inc	6.75% 01 Nov 2019	—	562,190
Embarq Corp	7.995% 01 Jun 2036	—	694,620
Energy Transfer Partners	6.05% 01 Jun 2041	—	463,070
Energy Transfer Partners	5.2% 01 Feb 2022	—	89,690
Ensco Plc	4.5% 01 Oct 2024	—	119,870
Ensco Plc	5.75% 01 Oct 2044	—	98,990
Equifax Inc	7.0% 01 Jul 2037	—	250,520
Firstenergy Corp	2.75% 15 Mar 2018	—	144,170
Ford Motor	7.45% 16 Jul 2031	—	321,470
Ford Motor Credit Co LLC	5.75% 01 Feb 2021	—	339,190
Ford Motor Credit Co LLC	5.0% 15 May 2018	—	418,090
Freeport McMoran	2.375% 15 Mar 2018	—	195,160
Frontier Communications	7.875% 15 Jan 2027	—	285,410
Frontier Communications	8.5% 15 Apr 2020	—	258,520
Gamestop Corp	5.5% 01 Oct 2019	—	207,710
GCCFC Commercial Mortgage	5.736% 10 Dec 2049	—	128,230
GE Equipment	0.6% 23 May 2016	—	260,670
General Elec Cap Corp	2.95% 09 May 2016	—	192,930
General Motors Co	5.0% 01 Jan 2035	—	385,560
General Motors Co	5.2% 01 Jan 2045	—	333,090

Baxter International Inc. and Subsidiaries

Incentive Investment Plan

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

Employer Identification Number: 36-0781620 and Plan Number 023

December 31, 2014

Identity of Issue	Description of Investment	Cost (1)	Current Value
Goldman Sachs Group	5.25% 27 Jul 2021	—	261,690
Goldman Sachs Group	6.15% 01 Apr 2018	—	276,850
GP Portfolio Trust	1.0% 15 Feb 2027	—	177,880
Grupo Televisa Sab	7.25% 14 May 2043	—	114,640
GS Mortgage Securities Trust	1.0% 10 Aug 2045	—	443,580
Halyard Health Inc	6.25% 15 Oct 2022	—	125,180
HCA Inc	7.5% 15 Feb 2022	—	422,710
Health Care Reit	Preferred Stock	—	42,650
Hewlett Packard Co	2.75% 14 Jan 2019	—	197,580
Hospitality Pptys Tr	Preferred Stock	—	67,930
Huntington Ingalls Indus Company	5.0% 15 Dec 2021	—	50,190
Ihs Inc Company	5.0% 01 Nov 2022	—	68,370
Intl Bk Recon + Develop	2.625% 07 Nov 2016	—	49,800
Intl Finance Corp	10.5% 17 Apr 2018	—	955,770
Intl Finance Corp	10.0% 12 Jun 2017	—	624,910
Intl Lease Finance Corp	6.25% 15 May 2019	—	652,130
Ipic Gmtn Ltd	6.875% 01 Nov 2041	—	336,500
JP Morgan Chase Commercial	5.336% 15 May 2047	—	113,380
JP Morgan Chase Commercial	1.0% 15 Jul 2031	—	122,680
JP Morgan Chase Commercial	1.0% 15 Jul 2031	—	98,020
JP Morgan Chase & Co	3.7% 20 Jan 2015	—	128,470
JP Morgan Chase & Co	4.25% 15 Oct 2020	—	47,730
JP Morgan Chase & Co	4.625% 10 May 2021	—	76,010
JP Morgan Chase & Co	4.5% 24 Jan 2022	—	263,900
KB Home Company	4.75% 15 May 2019	—	179,790
Kindred Healthcare Inc Company	8.0% 15 Jan 2020	—	115,310
KLA Tencor Corp	3.375% 01 Nov 2019	—	70,360
Lotte Shopping Co Ltd	3.375% 09 May 2017	—	228,410
M S Cap Trust	Preferred Stock	—	20,480
Methanex Corp	3.25% 15 Dec 2019	—	190,770
Mexichem Sab DE CV	6.75% 19 Sep 2042	—	225,200
ML CFC Commercial Mortgage	1.0% 12 Aug 2049	—	341,630
ML CFC Commercial Mortgage Trust	1.0% 12 Mar 2051	—	259,520
Morgan Stanley	5.5% 24 Jul 2020	—	322,810
Morgan Stanley	5.55% 27 Apr 2017	—	267,730
Morgan Stanley	5.375% 15 Oct 2015	—	66,330
Morgan Stanley	5.5% 26 Jan 2020	—	183,160
Morgan Stanley Capital I Trust	1.0% 12 Apr 2049	—	667,500
Morgan Stanley Capital I Trust	5.569% 15 Dec 2044	—	651,530
Morgan Stanley	3.7% 23 Oct 2024	—	290,020
Mtn Mauritius Invstments Company	4.755% 11 Nov 2024	—	193,380
Murray St Invt	4.647% 09 Mar 2017	—	26,380
Myriad Int Holding BV	6.375% 28 Jul 2017	—	139,800
Myriad Int Holding BV	6.0% 18 Jul 2020	—	269,470
Nabors Industries Inc Company Guar 09/23 5.1	5.1% 15 Sep 2023	—	234,190
National Rural Util Coop	1.0% 30 Apr 2043	—	180,880
Natl Retail Pptys De	Preferred Stock	—	25,440

Baxter International Inc. and Subsidiaries

Incentive Investment Plan

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

Employer Identification Number: 36-0781620 and Plan Number 023

December 31, 2014

Identity of Issue	Description of Investment	Cost (1)	Current Value
Navient Corp	6.125% 25 Mar 2024	—	256,880
Newfield Exploration Co	5.75% 30 Jan 2022	—	214,890
Office Cherifien Des Pho	5.625% 25 Apr 2024	—	585,330
Olin Corp	5.5% 15 Aug 2022	—	54,940
Omnicare Inc Company	4.75% 01 Dec 2022	—	44,950
Omnicare Inc Company	5.0% 01 Dec 2024	—	25,280
Owens Corning	4.2% 01 Dec 2024	—	97,360
Perkinelmer Inc	5.0% 15 Nov 2021	—	236,140
Pertamina Persero	5.625% 20 May 2043	—	630,660
Petrobras Global Finance	5.625% 20 May 2043	—	148,800
Petrobras Global Finance	7.25% 17 Mar 2044	—	77,940
Petrobras Intl Fin Co	6.75% 27 Jan 2041	—	255,760
Petroleos Mexicanos	3.5% 18 Jul 2018	—	94,900
Phillips 66	4.3% 01 Apr 2022	—	166,650
Pko Fin Ab	4.63% 28 Sep 2022	—	248,040
Plains Exploration & Pro	6.875% 15 Feb 2023	—	225,010
Polyone Corp	5.25% 15 Mar 2023	—	177,470
Protective Life Corp	Preferred Stock	—	25,340
Qwest Corporation	Preferred Stock	—	24,100
Qwest Corporation	Preferred Stock	—	26,090
Regal Entertainment Grp	5.75% 15 Mar 2022	—	117,780
Regency Cntrs	Preferred Stock	—	25,310
Reynolds American Inc	7.25% 15 Jun 2037	—	532,280
Rio Oil Finance Trust	6.25% 06 Jul 2024	—	415,160
Rock Tenn Co	4.0% 01 Mar 2023	—	135,690
Rowan Companies Inc	5.0% 01 Sep 2017	—	246,740
Royal Bk Scot	5.625% 24 Aug 2020	—	28,470
Royal Bk Scotland	Preferred Stock	—	10,590
RPM International Inc	6.125% 15 Oct 2019	—	255,660
Santander Drive Auto	2.7% 15 Aug 2018	—	115,430
Santander Drive Auto	1.94% 15 Dec 2016	—	230,860
Santander Drive Auto	1.94% 15 Mar 2018	—	144,040
Sealed Air Corp	5.25% 01 Apr 2023	—	145,920
Sealed Air Corp	6.5% 01 Dec 2020	—	97,230
Sequoia Mortgage Trust	1.0% 25 May 2043	—	248,500
Service Corp Intl	5.375% 15 Jan 2022	—	96,070
Sidewinder Drilling Inc	9.75% 15 Nov 2019	—	60,500
SLM Corp	4.875% 17 Jun 2019	—	341,380
SM Energy Co	6.5% 01 Jan 2023	—	156,280
Springleaf Funding Trust	3.92% 16 Jan 2023	—	353,970
Sprint Capital Corp	6.875% 15 Nov 2028	—	243,110
Telefonica Emisiones Sau	5.134% 27 Apr 2020	—	163,830
Telefonica Emisiones Sau	5.462% 16 Feb 2021	—	11,000
Telephone Data 6.875%59	Preferred Stock	—	24,870
Tencent Holdings Ltd	3.375% 02 May 2019	—	371,060
Tesoro Logistics LP	5.5% 15 Oct 2019	—	34,270
Tesoro Logistics LP	6.25% 15 Oct 2022	—	63,970

Baxter International Inc. and Subsidiaries

Incentive Investment Plan

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

Employer Identification Number: 36-0781620 and Plan Number 023

December 31, 2014

Identity of Issue		Description of Investment	Cost (1)	Current Value
	Textainer Marine Containers	3.27% 20 Oct 2039	—	264,930
	Textron Inc	3.875% 01 Mar 2025	—	59,300
	Thai Oil Pcl	4.875% 23 Jan 2043	—	381,730
	Time Warner Cable Inc	5.875% 15 Nov 2040	—	111,760
	Time Warner Cable Inc	5.5% 01 Sep 2041	—	183,420
	Time Warner Cable Inc	4.5% 15 Sep 2042	—	141,990
	Toyota Motor Credit Corp	1.75% 22 May 2017	—	338,420
	Transelec SA	4.625% 26 Jul 2023	—	204,610
	Transocean Inc	6.5% 15 Nov 2020	—	418,670
	Transport De Gas Peru	4.25% 30 Apr 2028	—	338,000
	Universal Health Svcs	3.75% 01 Aug 2019	—	49,330
	Universal Health Svcs	4.75% 01 Aug 2022	—	54,260
	USG Corp	9.75% 15 Jan 2018	—	179,960
	Valeant Pharmaceuticals	6.375% 15 Oct 2020	—	139,190
	Verizon Communications	5.05% 15 Mar 2034	—	89,460
	Verizon Communications	4.4% 01 Nov 2034	—	456,030
	Verizon Communications	2.625% 21 Feb 2020	—	272,120
	Vesey Str Invt	4.404% 01 Sep 2016	—	26,220
	Votorantim Cimentos SA	7.25% 05 Apr 2041	—	203,250
	Western Union Co	2.375% 10 Dec 2015	—	84,630
	Whirlpool Corp	4.7% 01 Jun 2022	—	248,750
	Windstream Corp	8.125% 01 Sep 2018	—	66,530
	Windstream Corp	7.5% 01 Apr 2023	—	176,700
	Wolverine World Wide	6.125% 15 Oct 2020	—	56,970
	World Financial Network	3.14% 17 Jan 2023	—	666,730
	World Financial Network	1.76% 17 May 2021	—	694,530

	Corporate and Other Obligations		—	$39,424,770

Synthetic Guaranteed Investment Contracts:

	Cash & Cash Equivalents

*	State Street Bank & Trust Co	Short-Term Investment Fund	—	3,668,585
*	State Street Bank & Trust Co	Short-Term Investment Fund	—	16,222,507
*	State Street Bank & Trust Co	Short-Term Investment Fund	—	674,642
	Svenska Handlsbnkn	Short-Term Investment Fund	—	1,815,575
	Wells Fargo Bank NA	Short-Term Investment Fund	—	1,931,027

			—	24,312,336

	U.S. Government and Government Agency Issues

	California St Cas	5.75% 01 Mar 2017	—	436,963
	Fed HM LN PC Pool 1L1358	1.0% 01 May 2036	—	745,875
	Fed HM LN PC Pool G01843	6.0% 01 Jun 2035	—	402,541

Baxter International Inc. and Subsidiaries

Incentive Investment Plan

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

Employer Identification Number: 36-0781620 and Plan Number 023

December 31, 2014

Identity of Issue	Description of Investment	Cost (1)	Current Value
Fed HM LN PC Pool G03205	5.5% 01 Jul 2035	—	78,105
Fed HM LN PC Pool G03737	6.5% 01 Nov 2037	—	391,855
Fed HM LN PC Pool G07823	4.25% 01 Sep 2044	—	899,843
Fed HM LN PC Pool G08542	4.0% 01 Aug 2043	—	2,478,963
Fed HM LN PC Pool G12743	5.5% 01 Aug 2022	—	91,798
Fed HM LN PC Pool J16933	3.0% 01 Oct 2026	—	30,611
Fed HM LN PC Pool Q03572	4.0% 01 Sep 2041	—	2,280,859
Fed HM LN PC Pool Q11095	3.5% 01 Sep 2042	—	2,504,340
Fed HM LN PC Pool Q27465	4.5% 01 Jul 2044	—	903,570
Fed HM LN PC Pool U92432	4.0% 01 Feb 2044	—	358,612
FNMA TBA Jan 30 Single Fam	4.5% 01 Feb 2099	—	1,739,001
FNMA Pool 254693	5.5% 01 Apr 2033	—	141,736
FNMA Pool 725222	5.5% 01 Feb 2034	—	180,786
FNMA Pool 725423	5.5% 01 May 2034	—	136,319
FNMA Pool 725424	5.5% 01 Apr 2034	—	61,752
FNMA Pool 725690	6.0% 01 Aug 2034	—	55,345
FNMA Pool 725946	5.5% 01 Nov 2034	—	161,713
FNMA Pool 735141	5.5% 01 Jan 2035	—	—
FNMA Pool 743132	5.0% 01 Oct 2018	—	283,925
FNMA Pool 745327	6.0% 01 Mar 2036	—	—
FNMA Pool 831540	6.0% 01 Jun 2036	—	307,548
FNMA Pool 889361	6.0% 01 Mar 2038	—	—
FNMA Pool 914789	5.0% 01 Apr 2037	—	906,141
FNMA Pool 931745	5.0% 01 Aug 2024	—	1,341,614
FNMA Pool 986148	5.5% 01 Jan 2038	—	1,011,700
FNMA Pool AB5519	3.5% 01 Jul 2042	—	1,929,247
FNMA Pool AB5688	3.5% 01 Jul 2037	—	620,277
FNMA Pool AB6282	3.5% 01 Sep 2042	—	2,833,989
FNMA Pool AB7016	4.0% 01 Nov 2042	—	1,756,791
FNMA Pool AB9096	4.0% 01 Apr 2043	—	1,000,060
FNMA Pool AD8529	4.5% 01 Aug 2040	—	—
FNMA Pool AL0139	1.0% 01 Feb 2039	—	492,665
FNMA Pool AL4408	1.0% 01 Nov 2043	—	899,010
FNMA Pool AO4163	3.5% 01 Jun 2042	—	1,712,616
FNMA Pool AO5515	3.5% 01 Jul 2042	—	366,675
FNMA Pool AO8169	3.5% 01 Sep 2042	—	1,204,642
FNMA Pool AQ5046	3.0% 01 Dec 2042	—	31,829
FNMA Pool AQ6238	3.5% 01 Dec 2042	—	459,182
FNMA Pool AR4445	3.0% 01 Mar 2043	—	421,839
FNMA Pool AR6071	3.0% 01 Apr 2043	—	21,980
FNMA Pool AR9225	3.0% 01 Mar 2043	—	1,670,582
FNMA Pool AU1149	3.0% 01 Sep 2043	—	—
FNMA Pool AU1628	3.0% 01 Jul 2043	—	1,786,760
FNMA Pool AU6101	4.0% 01 Sep 2043	—	—
FNMA Pool MA1217	4.0% 01 Oct 2042	—	1,040,518
FNMA Pool MA1404	3.5% 01 Apr 2042	—	1,006,027
FNMA TBA 30Yr Single Family	3.5% 01 Dec 2099	—	1,354,439

Baxter International Inc. and Subsidiaries

Incentive Investment Plan

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

Employer Identification Number: 36-0781620 and Plan Number 023

December 31, 2014

Identity of Issue	Description of Investment	Cost (1)	Current Value
FNMA TBA Jan 30 Single Fam	5.0% 01 Dec 2099	—	4,475,949
FNMA TBA Single Family	4.0% 01 Dec 2099	—	6,354,633
GNMA II TBA 30 Yr	3.5% 21 Jan 2045	—	1,845,668
Illinois St	2.42% 01 Apr 2017	—	424,228
New Jersey St Econ Dev Auth	1.802% 15 Jun 2017	—	905,750
North Carolina State Education	1.0% 25 Jul 2025	—	1,406,245
Province of Ontario	4.0% 07 Oct 2019	—	2,032,313
Province of Quebec	4.6% 26 May 2015	—	1,173,947
Republic of Poland	6.375% 15 Jul 2019	—	45,413
Republic of Poland	3.875% 16 Jul 2015	—	425,798
State of Qatar	4.5% 20 Jan 2022	—	299,144
Treasury Bill	0.01% 19 Mar 2015	—	4,473,099
Tsy Infl Ix N/B	0.125% 15 Apr 2019	—	5,619,193
United States of America Treasury	1.0% 31 Oct 2016	—	3,582,319
US Treasury Frn	1.0% 31 Jul 2016	—	3,459,281
US Treasury N/B	0.625% 15 Feb 2017	—	2,018,154
US Treasury N/B	2.0% 28 Feb 2021	—	737,663
US Treasury N/B	0.375% 30 Apr 2016	—	3,691,665
US Treasury N/B	0.875% 15 Aug 2017	—	6,122,698
US Treasury N/B	1.5% 31 Oct 2019	—	3,554,007
US Treasury N/B	2.0% 31 Oct 2021	—	1,697,653
US Treasury N/B	2.25% 15 Nov 2024	—	6,374,178
US Treasury N/B	1.5% 30 Nov 2019	—	284,446
US Treasury N/B	3.625% 15 Feb 2020	—	1,819,294
US Treasury N/B	2.5% 30 Apr 2015	—	5,740,994
US Treasury N/B	1.875% 30 Jun 2015	—	1,879,114
US Treasury N/B	2.0% 15 Nov 2021	—	3,257,792
US Treasury N/B	0.625% 30 Sep 2017	—	6,407,866
US Treasury N/B	0.25% 15 Oct 2015	—	2,435,808
US Treasury N/B	0.25% 31 Dec 2015	—	18,943,434
US Treasury N/B	0.375% 31 Jan 2016	—	9,009,217
US Treasury N/B	2.375% 15 Aug 2024	—	888,907
US Treasury N/B	0.5% 31 Aug 2016	—	26,547,554
US Treasury N/B	0.5% 30 Sep 2016	—	10,017,654
US Treasury N/B	0.375% 31 Oct 2016	—	4,551,400
US Treasury N/B	2.25% 15 Nov 2024	—	596,584
US Treasury N/B	0.5% 30 Nov 2016	—	7,153,269
US Treasury N/B	0.125% 30 Apr 2015	—	5,663,409
US Treasury N/B	2.5% 15 May 2024	—	1,466,654
US Treasury N/B	0.25% 31 Dec 2015	—	35,034,439
US Treasury N/B	1.5% 31 Dec 2018	—	22,788,986
US Treasury N/B	0.75% 15 Jan 2017	—	44,003,040

		—	307,749,502

Baxter International Inc. and Subsidiaries

Incentive Investment Plan

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

Employer Identification Number: 36-0781620 and Plan Number 023

December 31, 2014

Identity of Issue	Description of Investment	Cost (1)	Current Value
Corporate and Other Obligations

21st Century Fox America Company	4.5% 15 Feb 2021	—	408,928
Abn Amro Bank Nv	2.5% 30 Oct 2018	—	480,242
Abn Amro Bank Nv	4.25% 02 Feb 2017	—	408,974
Abn Amro Bank Nv	2.5% 30 Oct 2018	—	539,047
Ace Ina Holdings	2.7% 13 Mar 2023	—	4,711
Actavis Funding Scs	3.85% 15 Jun 2024	—	123,866
Aflac Inc	3.625% 15 Nov 2024	—	361,129
Agilent Technologies Inc	6.5% 01 Nov 2017	—	90,494
Albemarle Corp	3.0% 01 Dec 2019	—	266,891
Alcoa Inc	6.75% 15 Jul 2018	—	463,272
Alibaba Group Holding	2.5% 28 Nov 2019	—	923,777
Allegheny Technologies	5.95% 15 Jan 2021	—	427,437
Allied World Assurance	7.5% 01 Aug 2016	—	174,785
Ally Master Owner Trust	1.29% 15 Jan 2019	—	657,291
Ally Master Owner Trust	1.54% 15 Sep 2019	—	1,208,607
Ally Master Owner Trust	1.0% 15 Feb 2018	—	694,648
Ally Master Owner Trust	1.29% 15 Jan 2019	—	619,594
Altria Group Inc	2.85% 09 Aug 2022	—	867,468
Altria Group Inc	2.625% 14 Jan 2020	—	457,396
Amazon.Com Inc	3.3% 05 Dec 2021	—	177,057
American Express Credit	1.125% 05 Jun 2017	—	643,262
American Express Credit	1.26% 15 Jan 2020	—	201,352
American Intl Group	5.45% 18 May 2017	—	423,506
American Intl Group	4.875% 01 Jun 2022	—	327,016
American Intl Group	6.4% 15 Dec 2020	—	983,562
American Tower Corp	2.45% 15 Sep 2021	—	872,915
American Tower Corp	5.05% 01 Sep 2020	—	405,325
Americredit Automobile Receivables	1.27% 08 Jul 2019	—	498,621
Americredit Automobile Receivables	0.96% 09 Jan 2017	—	140,048
Americredit Automobile Receivables	0.92% 09 Apr 2018	—	656,060
Americredit Automobile Receivables	0.96% 09 Apr 2018	—	272,030
Ameriprise Financial Inc	3.7% 15 Oct 2024	—	347,342
Amgen Inc	5.7% 01 Feb 2019	—	229,224
Amgen Inc	2.2% 22 Feb 2019	—	67,640
Anadarko Petroleum Corp	6.375% 15 Sep 2017	—	863,084
Anheuser Busch	5.0% 01 Mar 2019	—	32,372
Anthem Inc	3.5% 15 Aug 2024	—	874,775
Anthem Inc	2.3% 15 Jul 2018	—	609,835
Apple Inc	2.85% 06 May 2021	—	477,462
Apple Inc	2.85% 06 May 2021	—	377,205
Arc Properties Operating Company	3.0% 06 Feb 2019	—	709,337
Ares Capital Corp	3.875% 15 Jan 2020	—	653,116
Asciano Finance	3.125% 23 Sep 2015	—	239,535
Asciano Finance Ltd	5.0% 07 May 2018	—	252,454
AT&T Inc	5.8% 15 Feb 2019	—	451,894

Baxter International Inc. and Subsidiaries

Incentive Investment Plan

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

Employer Identification Number: 36-0781620 and Plan Number 023

December 31, 2014

Identity of Issue		Description of Investment	Cost (1)	Current Value
	AT&T Inc	1.0% 27 Nov 2018	—	749,329
	Bank of America	1.0% 15 Jun 2021	—	504,194
	Bank of America	1.0% 22 Mar 2018	—	571,811
	Bank of America	6.4% 28 Aug 2017	—	940,599
	Bank of America	6.875% 25 Apr 2018	—	239,627
	Bank of America	3.3% 11 Jan 2023	—	376,531
	Bank of America	4.0% 01 Apr 2024	—	279,872
	Bank of America	4.2% 26 Aug 2024	—	241,203
	Bank of America	6.875% 25 Apr 2018	—	167,181
	Bank of America	6.0% 01 Sep 2017	—	722,234
	Bank of America	5.65% 01 May 2018	—	145,537
	Bank of America	5.625% 01 Jul 2020	—	933,597
	Bank of America	3.875% 22 Mar 2017	—	121,835
	Bank of America	2.6% 15 Jan 2019	—	206,339
	Bank of America	5.42% 15 Mar 2017	—	312,112
	Bank of America	6.1% 15 Jun 2017	—	341,262
	Bank of America	3.75% 12 Jul 2016	—	447,254
	Bank of America	1.0% 15 Jan 2019	—	974,310
	Bank of America	6.05% 18 May 2016	—	416,156
	Bank of America	6.5% 15 Jul 2018	—	1,438,573
	Bank of Montreal	1.4% 11 Sep 2017	—	271,410
	Bank of Nova Scotia	2.8% 21 Jul 2021	—	907,670
	Barclays Bank	5.125% 08 Jan 2020	—	408,002
	Barclays Dryrock Issuance Trust	2.41% 15 Jul 2022	—	1,028,430
	Barclays Dryrock Issuance Trust	1.0% 16 Mar 2020	—	468,147
	Barclays Dryrock Issuance Trust	2.41% 15 Jul 2022	—	341,831
	Barrick NA Finance LLC	4.4% 30 May 2021	—	793,661
*	Baxter International Inc	1.85% 15 Jan 2017	—	215,911
	Bayer US Finance LLC	3.375% 08 Oct 2024	—	216,244
	Bear Stearns Commercial Mortgage	1.0% 11 Jun 2040	—	1,062,331
	Bear Stearns Commercial Mortgage	1.0% 11 Sep 2038	—	—
	Bear Stearns Commercial Mortgage	1.0% 12 Jan 2045	—	751,537
	Bear Stearns Cos LLC	7.25% 01 Feb 2018	—	844,388
	Becton Dickinson & Co	2.675% 15 Dec 2019	—	287,073
	Becton Dickinson & Co	2.675% 15 Dec 2019	—	329,348
	Becton Dickinson & Co	2.675% 15 Dec 2019	—	668,526
	BNP Paribas	5.0% 15 Jan 2021	—	460,952
	Boston Properties LP	3.7% 15 Nov 2018	—	271,144
	BP Capital Markets Plc	3.561% 01 Nov 2021	—	465,965
	BP Capital Markets Plc	2.521% 15 Jan 2020	—	359,455
	BP Capital Markets Plc	1.846% 05 May 2017	—	929,418
	BP Capital Markets Plc	4.5% 01 Oct 2020	—	551,200
	British Telecom Plc	1.625% 28 Jun 2016	—	410,488
	British Telecom Plc	1.625% 28 Jun 2016	—	478,903
	Brown & Brown Inc	4.2% 15 Sep 2024	—	171,743
	Bunge Limited Finance Co	8.5% 15 Aug 2019	—	298,495
	Burlingtn North Santa Fe	5.75% 15 Mar 2018	—	293,664

Baxter International Inc. and Subsidiaries

Incentive Investment Plan

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

Employer Identification Number: 36-0781620 and Plan Number 023

December 31, 2014

Identity of Issue	Description of Investment	Cost (1)	Current Value
Canadian Natl Railway	1.45% 15 Dec 2018	—	928,145
Capital One Financial Co	5.25% 21 Feb 2017	—	397,137
Capital One NA	2.4% 05 Sep 2019	—	892,825
Capital One NA	1.5% 22 Mar 2018	—	1,337,618
Carmax Auto Owner Trust	0.89% 15 Sep 2016	—	104,157
CBS Corp	5.75% 15 Apr 2020	—	282,153
CD Commercial Mortgage Trust	5.322% 28 Jun 2016	—	1,438,341
Centerpoint Energy Resources	4.5% 15 Jan 2021	—	106,412
Chase Issuance Trust	2.77% 15 Mar 2023	—	473,799
Chevron Corp	2.193% 15 Nov 2019	—	477,238
CIT Equipment Collateral	1.13% 20 Jul 2020	—	457,948
Citibank Credit Card Issuance	2.88% 23 Jan 2023	—	910,509
Citibank Credit Card Issuance	1.02% 22 Feb 2019	—	1,860,772
Citigroup Commercial Mortgage	1.0% 10 Dec 2049	—	420,900
Citigroup Commercial Mortgage	5.431% 15 Oct 2045	—	236,335
Citigroup Commercial Mortgage	1.0% 15 Mar 2049	—	267,019
Citigroup Inc	3.875% 25 Oct 2023	—	463,956
Citigroup Inc	4.5% 14 Jan 2022	—	782,557
Citigroup Inc	5.375% 09 Aug 2020	—	474,236
Cleveland Electric	5.7% 01 Apr 2017	—	217,673
CNH Equipment Trust	0.49% 15 Mar 2017	—	—
CNH Equipment Trust	0.94% 15 May 2017	—	—
Coca Cola Co	3.3% 01 Sep 2021	—	1,426,406
Comcast Corp	5.15% 01 Mar 2020	—	335,182
Comcast Corp	4.95% 15 Jun 2016	—	169,612
Comcast Corp	6.5% 15 Jan 2017	—	187,510
Comm Mortgage Trust	1.0% 11 Jun 2027	—	310,671
Comm Mortgage Trust	3.147% 15 Aug 2045	—	243,547
Comm Mortgage Trust	1.8726% 12 Apr 2035	—	213,908
Comm Mortgage Trust	3.689% 10 Aug 2046	—	624,165
Conagra Foods Inc	1.9% 25 Jan 2018	—	1,041,013
Conocophillips	3.35% 15 Nov 2024	—	632,362
Cons Edison Co	5.3% 01 Dec 2016	—	839,153
Constellation Energy	5.15% 01 Dec 2020	—	93,472
Consumers Energy	6.12% 15 Mar 2019	—	309,795
Countrywide Finl Corp	6.25% 15 May 2016	—	75,182
Coventry Health Care Inc	6.125% 1/15/2015	—	29,152
Coventry Health Care Inc	5.95% 3/15/2017	—	90,212
Cox Communications Inc	6.2% 01 Jun 2018	—	887,495
Credit Based Asset Servicing	1.0% 25 Jan 2033	—	104,129
Credit Suisse	3.0% 29 Oct 2021	—	454,909
Credit Suisse	5.3% 13 Aug 2019	—	979,622
Credit Suisse Mortgage Trust	1.0% 15 Jun 2038	—	—
Credit Suisse Mortgage Trust	5.467% 15 Sep 2039	—	—
CVS Caremark Corp	2.25% 05 Dec 2018	—	1,052,482
Daimler Finance NA LLC	1.25% 11 Jan 2016	—	851,379
DCP Midstream Operating Company	4.95% 01 Apr 2022	—	391,394

Baxter International Inc. and Subsidiaries

Incentive Investment Plan

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

Employer Identification Number: 36-0781620 and Plan Number 023

December 31, 2014

Identity of Issue	Description of Investment	Cost (1)	Current Value
Delmarva Pwr & Light Co	3.5% 15 Nov 2023	—	646,370
Delta Air Lines	7.75% 17 Jun 2021	—	481,884
Directv Holdings	4.6% 15 Feb 2021	—	259,848
Directv Holdings	3.8% 15 Mar 2022	—	82,927
DirecTV Holdings LLC	5.0% 01 Mar 2021	—	179,891
DirecTV Holdings LLC	4.45% 01 Apr 2024	—	115,744
Discover Bank	7.0% 15 Apr 2020	—	457,447
Discover Card	1.04% 15 Apr 2019	—	625,269
Discover Card	0.86% 15 Nov 2017	—	263,363
Dominion Gas Hldgs LLC	3.6% 15 Dec 2024	—	631,745
Dominion Resources Inc	1.95% 15 Aug 2016	—	921,943
Dominion Resources Inc	1.95% 15 Aug 2016	—	622,847
Duke Energy Progress Inc	1.0% 06 Mar 2017	—	430,500
Duke Realty LP	8.25% 15 Aug 2019	—	71,828
Eli Lilly & Co	1.95% 15 Mar 2019	—	546,324
Empresa De Transporte	4.75% 04 Feb 2024	—	226,598
Enel Finance Intl NV	6.25% 15 Sep 2017	—	425,433
Energy Transfer Partners	4.65% 01 Jun 2021	—	339,810
Energy Transfer Partners	6.7% 01 Jul 2018	—	536,848
Energy Transfer Partners	4.15% 01 Oct 2020	—	920,190
Enterprise Products	5.2% 01 Sep 2020	—	272,901
Enterprise Products	3.35% 15 Mar 2023	—	331,124
Ericsson	4.125% 15 May 2022	—	22,330
Exelon Generation Co	4.25% 15 Jun 2022	—	423,522
Exelon Generation Co	4.25% 15 Jun 2022	—	187,560
Extended Stay America Trust	1.0% 05 Dec 2031	—	256,049
Extended Stay America Trust	2.2952% 05 Dec 2031	—	330,257
FHLMC Multifamily Structured	3.23% 25 Jul 2021	—	1,046,537
FHLMC Multifamily Structured	2.917% 25 Aug 2020	—	463,663
FHLMC Multifamily Structured	1.603% 25 Jan 2022	—	786,392
FHLMC Multifamily Structured	2.615% 25 Mar 2023	—	578,856
FHLMC Multifamily Structured	3.49% 25 Jan 2024	—	789,891
Fifth Third Bancorp	3.5% 15 Mar 2022	—	187,999
First National	1.0% 15 Oct 2019	—	340,140
Ford Credit Auto Lease Trust	0.89% 15 Sep 2017	—	326,539
Ford Credit Auto Owner Trust	2.26% 15 Nov 2025	—	341,441
Ford Credit Auto Owner Trust	1.0% 15 Sep 2017	—	316,180
Ford Credit Floorplan Master	0.85% 15 Jan 2018	—	298,854
Ford Credit Floorplan Master	1.2% 15 Feb 2019	—	454,728
Ford Motor Credit Co LLC	1.0% 13 Mar 2019	—	1,432,732
Ford Motor Credit Co LLC	5.75% 01 Feb 2021	—	900,698
Ford Motor Credit Co LLC	5.875% 02 Aug 2021	—	848,226
Ford Motor Credit Co LLC	5.875% 02 Aug 2021	—	308,956
Freeport McMoran	2.375% 15 Mar 2018	—	245,682
Freeport McMoran	2.15% 01 Mar 2017	—	218,692
Freeport McMoran	3.1% 15 Mar 2020	—	217,099
FS Investment Corp	4.25% 15 Jan 2020	—	627,682

Baxter International Inc. and Subsidiaries

Incentive Investment Plan

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

Employer Identification Number: 36-0781620 and Plan Number 023

December 31, 2014

Identity of Issue	Description of Investment	Cost (1)	Current Value
GCCFC Commercial Mortgage	5.444% 10 Mar 2039	—	1,169,627
GCCFC Commercial Mortgage	5.444% 10 Mar 2039	—	817,622
GDF Suez	1.625% 10 Oct 2017	—	172,514
GE Capital	1.76% 15 Sep 2022	—	1,369,306
GE Capital Credit Card Master	2.22% 15 Jan 2022	—	542,029
GE Dealer Floorplan Master	1.0% 20 Oct 2017	—	364,828
General Elec Cap Corp	1.0% 14 Jan 2019	—	854,257
General Elec Cap Corp	4.65% 17 Oct 2021	—	213,277
Glaxosmithkline Capital Company	1.5% 5/08/20 17	—	896,608
Glencore Funding LLC	4.125% 30 May 2023	—	120,249
Glencore Funding LLC	2.5% 15 Jan 2019	—	879,055
Goldman Sachs Group	7.5% 15 Feb 2019	—	461,685
Goldman Sachs Group	6.0% 15 Jun 2020	—	347,749
Goldman Sachs Group	5.75% 24 Jan 2022	—	364,815
Goldman Sachs Group	7.5% 15 Feb 2019	—	865,659
Goldman Sachs Group	1.0% 29 Nov 2023	—	902,234
Goldman Sachs Group	5.95% 18 Jan 2018	—	830,095
Goldman Sachs Group	1.0% 15 Nov 2018	—	940,679
Goldman Sachs Group	4.0% 03 Mar 2024	—	348,555
Grupo Bimbo Sab De Cv	3.875% 27 Jun 2024	—	249,390
GS Mortgage Securities Trust	4.751% 10 Jul 2039	—	385,674
GS Mortgage Securities Trust	3.68% 10 Apr 2047	—	839,469
Harley Davidson Motorcycle	0.68% 15 Apr 2017	—	113,848
Hartford Finl Svcs Grp	4.0% 30 Mar 2015	—	78,243
Hartford Finl Svcs Grp	5.5% 30 Mar 2020	—	262,087
Hartford Finl Svcs Grp	5.125% 15 Apr 2022	—	218,155
HCP Inc	5.375% 01 Feb 2021	—	555,894
Health Care Reit Inc	5.25% 15 Jan 2022	—	549,909
Health Care Reit Inc	2.25% 15 Mar 2018	—	371,047
Healthcare Realty Trust	3.75% 15 Apr 2023	—	76,196
Hess Corp	8.125% 15 Feb 2019	—	507,995
Hewlett Packard Co	4.30% 01 Jun 2021	—	909,316
Hewlett Packard Co	3.75% 01 Dec 2020	—	200,761
Hewlett Packard Co	2.75% 1 4 Jan 2019	—	874,445
Hewlett Packard Co	4.65% 09 Dec 2021	—	102,864
Hewlett Packard Co	2.75% 14 Jan 2019	—	74,814
Hilton USA Trust	2.662% 05 Nov 2030	—	1,054,174
HSBC Holdings PLC	5.1% 05 Apr 2021	—	252,287
HSBC USA Inc	2.375% 13 Nov 2019	—	902,177
Humana Inc	7.2% 15 Jun 2018	—	493,103
Huntington Auto Trust	1.18% 15 Jun 2017	—	1,120,160
Hutch Whampoa Int 14 Ltd	1.625% 31 Oct 2017	—	211,721
Hyundai Auto Receivables Trust	0.79% 16 Jul 2018	—	411,885
ING Bank	2.0% 25 Sep 2015	—	498,751
Ingersoll Rand Lux Finance	3.55% 01 Nov 2024	—	795,672
Ingram Micro Inc	4.95% 15 Dec 2024	—	1,144,654
International Paper Co	3.65% 15 Jun 2024	—	50,423

Baxter International Inc. and Subsidiaries

Incentive Investment Plan

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

Employer Identification Number: 36-0781620 and Plan Number 023

December 31, 2014

Identity of Issue		Description of Investment	Cost (1)	Current Value
	Intl Bk Recon & Develop	9.25% 15 Jul 2017	—	145,250
	Israel Electric Corp Ltd Sr Secured	5.0% 12 Nov 2024	—	249,299
	Jabil Circuit Inc	5.625% 15 Dec 2020	—	308,402
	Jabil Circuit Inc	8.25% 15 Mar 2018	—	99,289
	John Deere Owner Trust	1.5% 15 Jun 2021	—	1,081,565
	JP Morgan Chase & Co	3.625% 13 May 2024	—	481,736
	JP Morgan Chase Commercial Mortgage	5.42% 15 Jan 2049	—	1,326,579
	JP MBB Commercial Mortgage Secu	2.878% 15 Feb 2047	—	1,843,721
	JP Morgan Chase & Co	6.0% 15 Jan 2018	—	966,257
	JP Morgan Chase & Co	4.4% 22 Jul 2020	—	299,778
	JP Morgan Chase & Co	6.0% 15 Jan 2018	—	434,273
	JP Morgan Chase Commercial Mortgage	1.0% 12 Jun 2043	—	596,544
	JP Morgan Chase Commercial Mortgage	5.439% 15 Jan 2049	—	1,029,730
	JP Morgan Chase Commercial Mortgage	1.0% 12 Feb 2051	—	—
	JP Morgan Chase Commercial Mortgage	2.7493% 15 Nov 2043	—	266,783
	Kinder Morgan	5.95% 15 Feb 2018	—	439,228
	Kinder Morgan	6.85% 15 Feb 2020	—	691,043
	Kinder Morgan	4.15% 01 Mar 2022	—	596,499
	Kinder Morgan	4.15% 01 Mar 2022	—	191,662
	Kinder Morgan	3.95% 01 Sep 2022	—	360,816
	KLA Tencor Corp	4.65% 01 Nov 2024	—	472,147
	Korea Finance Corp	2.25% 07 Aug 2017	—	882,263
	Korea National Oil Corp	3.125% 03 Apr 2017	—	492,853
	Kroger Co	2.95% 01 Nov 2021	—	226,165
	LB UBS Commercial Mortgage	5.3% 15 Nov 2038	—	299,980
	Liberty Property LP	5.5% 15 Dec 2016	—	72,931
	Liberty Property LP	6.625% 01 Oct 2017	—	43,495
	Life Technologies Corp	6.0% 01 Mar 2020	—	604,192
	Lincoln National Corp	8.75% 01 Jul 2019	—	123,675
	Lloyds Banking Group Plc	4.5% 04 Nov 2024	—	303,562
	Lorillard Tobacco Co	8.125% 23 Jun 2019	—	688,194
	Lyondellbasell Ind	5.0% 15 Apr 2019	—	910,258
	Macquarie Bank Ltd	5.0% 22 Feb 2017	—	96,255
	Macquarie Group Ltd	4.875% 10 Aug 2017	—	199,219
	Macys Retail Hldgs Inc	3.875% 15 Jan 2022	—	423,599
	Magna International Inc	3.625% 15 Jun 2024	—	325,737
	Marathon Petroleum Corp	5.125% 01 Mar 2021	—	162,279
	Mckesson Corp	3.25% 01 Mar 2016	—	630,887
	Medtronic Inc	2.5% 15 Mar 2020	—	870,755
	Medtronic Inc	3.5% 15 Mar 2025	—	317,650
	Medtronic Inc	3.15% 15 Mar 2022	—	456,940
	Mercedes Benz Auto Lease Trust	0.59% 15 Feb 2016	—	207,289
	Merrill Lynch Mortgage	1.0% 12 Aug 2043	—	327,992
	Methanex Corp	3.25% 15 Dec 2019	—	230,929
*	Met Life Inc	7.717% 15 Feb 2019	—	138,752
*	Met Life Inc	6.817% 15 Aug 2018	—	417,744
*	Met Life Inc	6.75% 01 Jun 2016	—	319,075

Baxter International Inc. and Subsidiaries

Incentive Investment Plan

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

Employer Identification Number: 36-0781620 and Plan Number 023

December 31, 2014

Identity of Issue	Description of Investment	Cost (1)	Current Value
Mizuho Bank Ltd	2.45% 16 Apr 2019	—	462,745
ML CFC Commercial Mortgage Trust	1.0% 12 Mar 2051	—	1,172,007
ML CFC Commercial Mortgage Trust	5.166% 12 Dec 2049	—	1,216,564
ML CFC Commercial Mortgage Trust	5.7% 12 Sep 2049	—	776,573
Morgan Stanley	5.5% 24 Jul 2020	—	303,258
Morgan Stanley	3.875% 29 Apr 2024	—	253,886
Morgan Stanley	5.5% 28 Jul 2021	—	343,590
Morgan Stanley	5.625% 23 Sep 2019	—	567,388
Morgan Stanley	5.55% 27 Apr 2017	—	215,920
Morgan Stanley	5.95% 28 Dec 2017	—	749,365
Morgan Stanley	6.625% 01 Apr 2018	—	1,409,233
Morgan Stanley	6.625% 01 Apr 2018	—	828,960
Morgan Stanley BAML Trust	3.669% 15 Feb 2047	—	925,427
Morgan Stanley Capital I	4.89% 12 Jun 2047	—	771,365
Morgan Stanley Capital I	1.0% 11 Jun 2042	—	559,819
Motel 6 Trust	1.9483% 05 Oct 2025	—	493,302
Murray St Inv Trust I	1.0% 08 Mar 2017	—	47,110
Mylan Inc	4.2% 29 Nov 2023	—	955,430
Mylan Inc	2.6% 24 Jun 2018	—	466,946
Mylan Inc	2.55% 28 Mar 2019	—	744,312
Nabors Industries Inc	5.1% 15 Sep 2023	—	159,388
Nabors Industries Inc	5.0% 15 Sep 2020	—	581,369
Natl Grid PLC	6.3% 01 Aug 2016	—	523,730
NCUA Guaranteed Notes	1.0% 07 Oct 2020	—	666,631
NCUA Guaranteed Notes	1.0% 08 Dec 2020	—	2,473,165
NCUA Guaranteed Notes	2.9% 29 Oct 2020	—	707,426
Nevada Power Co	6.5% 01 Aug 2018	—	281,078
Nisource Finance Corp	6.8% 15 Jan 2019	—	421,508
Nisource Finance Corp	5.25% 15 Sep 2017	—	371,389
Nisource Finance Corp	6.8% 15 Jan 2019	—	580,997
Nisource Finance Corp	6.125% 01 Mar 2022	—	471,596
Nissan Auto Lease Trust	0.57% 15 Jan 2016	—	290,276
Noble Energy Inc	3.9% 15 Nov 2024	—	230,174
Noble Energy Inc	8.25% 01 Mar 2019	—	403,690
Noble Energy Inc	3.9% 15 Nov 2024	—	238,806
Noble Holding Intl Ltd	4.9% 01 Aug 2020	—	33,642
Noble Holding Intl Ltd	3.95% 15 Mar 2022	—	114,763
Nomura Holdings Inc	2.0% 13 Sep 2016	—	481,271
Norfolk Southern Corp	5.75% 01 Apr 2018	—	212,349
Occidental Petroleum Corp	1.75% 15 Feb 2017	—	941,804
Oceaneering Intl Inc	4.65% 15 Nov 2024	—	346,800
Omnicom Group Inc	3.625% 01 May 2022	—	166,361
Orix Corp	4.71% 27 Apr 2015	—	288,683
Owens Corning Inc	6.5% 01 Dec 2016	—	12,687
Perrigo Finance Plc	3.5% 15 Dec 2021	—	377,948
Perrigo Finance Plc	3.5% 15 Dec 2021	—	200,264
Petroleos Mexicanos	3.5% 18 Jul 2018	—	263,309

Baxter International Inc. and Subsidiaries

Incentive Investment Plan

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

Employer Identification Number: 36-0781620 and Plan Number 023

December 31, 2014

Identity of Issue		Description of Investment	Cost (1)	Current Value
	Petronas Capital Ltd	5.25% 12 Aug 2019	—	424,579
	Philip Morris Intl Inc	5.65% 16 May 2018	—	27,331
	Philip Morris Intl Inc	2.9% 15 Nov 2021	—	113,238
	Plains Exploration & Pro	6.875% 15 Feb 2023	—	863,625
	PNC Bank NA	2.4% 18 Oct 2019	—	901,359
	PNC Bank NA	2.2% 28 Jan 2019	—	412,622
	Pride International Inc	8.5% 15 Jun 2019	—	218,369
*	Prudential Financial Inc	3.5% 15 May 2024	—	922,224
*	Prudential Financial Inc	4.5% 15 Nov 2020	—	299,090
	Quest Diagnostic Inc	4.75% 30 Jan 2020	—	350,597
	Quest Diagnostics Inc	4.7% 01 Apr 2021	—	131,332
	Regency Centers LP	5.25% 01 Aug 2015	—	60,657
	Regency Centers LP	5.875% 15 Jun 2017	—	154,766
	Reliance Steel & Alum	4.5% 15 Apr 2023	—	80,836
	Republic Services Inc	3.8% 15 May 2018	—	13,346
	Residential Asset Securities	1.0% 25 May 2033	—	6,850
	Reynolds American Inc	3.25% 01 Nov 2022	—	219,281
	Rio Tinto Fin USA Ltd	3.5% 02 Nov 2020	—	342,319
	Rio Tinto Fin USA PLC	3.5% 22 Mar 2022	—	451,094
	Rio Tinto Fin USA PLC	2.25% 14 Dec 2018	—	430,739
	Rockwell Collins Inc	1.0% 15 Dec 2016	—	179,547
	Ross Stores Inc	3.375% 15 Sep 2024	—	592,447
	Rowan Companies Inc	5.0% 01 Sep 2017	—	358,948
	Royal Bank of Canada	1.25% 16 Jun 2017	—	917,854
	Royal Bank of Canada	1.4% 13 Oct 2017	—	435,236
	Royal Bk of Scotland PLC	6.125% 11 Jan 2021	—	445,950
	Royal Bk Scotlnd Grp PLC	2.55% 18 Sep 2015	—	548,845
	Santander Drive Auto	0.64% 17 Apr 2017	—	59,385
	Santander Drive Auto	1.15% 15 Jan 2019	—	329,423
	Santander Holdings USA	4.625% 19 Apr 2016	—	131,408
	SCSLC 2010	1.0% 25 Jul 2025	—	1,711,222
	Sempra Energy	4.05% 01 Dec 2023	—	503,015
	Sempra Energy	6.5% 01 Jun 2016	—	307,404
	Sinopec Grp	4.375% 17 Oct 2023	—	492,658
	Sky Plc	2.625% 16 Sep 2019	—	893,068
	SLM Student Loan Trust	1.0% 25 Sep 2019	—	1,298,427
	Smart Trust	1.25% 14 Aug 2018	—	1,054,924
	Snap On Inc	4.25% 15 Jan 2018	—	329,136
	Societe Generale	5.0% 17 Jan 2024	—	307,341
	Southern Cal Edison	5.5% 15 Aug 2018	—	437,282
	Southern Co	1.95% 01 Sep 2016	—	923,561
	Southwest Airlines	5.75% 15 Dec 2016	—	157,265
	Spectra Energy Capital	8.00% 01 Oct 2019	—	132,690
	Spectra Energy Partners	2.95% 15 Aug 2018	—	442,905
	Spectra Energy Partners	2.95% 25 Sep 2018	—	99,307
	Standard Chartered PLC	1.0% 12 Jul 2022	—	493,144
	Staples Inc	2.75% 12 Jan 2018	—	450,749

Baxter International Inc. and Subsidiaries

Incentive Investment Plan

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

Employer Identification Number: 36-0781620 and Plan Number 023

December 31, 2014

Identity of Issue		Description of Investment	Cost (1)	Current Value
*	State Street Corp	3.7% 20 Nov 2023	—	198,807
*	State Street Corp	3.3% 16 Dec 2024	—	581,072
	Stryker Corp	2.0% 30 Sep 2016	—	927,502
	Svenska Handelsbanken AB Bank	2.875% 04 Apr 2017	—	250,735
	Synchrony Financial	3.0% 15 Aug 2019	—	416,918
	Talent Yield Investments	4.5% 25 Apr 2022	—	502,849
	Talisman Energy	3.75% 01 Feb 2021	—	309,664
	Teck Resources Limited	4.5% 15 Jan 2021	—	541,006
	Teck Resources Limited	4.5% 15 Jan 2021	—	626,428
	Telefonica Emisiones Sau	5.462% 16 Feb 2021	—	178,522
	Thermo Fisher Scientific	4.15% 01 Feb 2024	—	181,130
	Time Warner Cable Inc	5.0% 01 Feb 2020	—	128,319
	Time Warner Inc	4.875% 15 Mar 2020	—	555,216
	Time Warner Inc	3.55% 01 Jun 2024	—	642,782
	Time Warner Inc	4.75% 29 Mar 2021	—	434,204
	Time Warner Inc	2.1% 01 Jun 2019	—	697,887
	Total Capital Intl	2.75% 19 Jun 2021	—	462,648
	Total System Services	2.375% 01 Jun 2018	—	136,612
	Transocean Inc	6.5% 15 Nov 2020	—	155,554
	Transocean Inc	2.5% 15 Oct 2017	—	373,163
	Transocean Inc	6.37% 15 Dec 2021	—	711,615
	Transocean Inc	6.37% 15 Dec 2021	—	1,790
	Travelers Cos Inc	5.75% 15 Dec 2017	—	400,682
	Trust F/1401	5.25% 15 Dec 2024	—	389,834
	Tyson Foods Inc	4.5% 15 Jun 2022	—	535,807
	Tyson Foods Inc	2.65% 15 Aug 2019	—	87,149
	Tyson Foods Inc	3.95% 15 Aug 2024	—	287,886
	UBS AG	5.875% 15 Jul 2016	—	555,416
	Unicredito Luxem Fin	6.0% 31 Oct 2017	—	237,761
	UnitedHealth Group Inc	2.875% 15 Dec 2021	—	897,987
	Unum Group	5.625% 15 Sep 2020	—	415,216
	Vale Overseas Limited	5.625% 15 Sep 2019	—	872,453
	Valero Energy Corp	6.125% 01 Feb 2020	—	289,432
	Verizon Communications	3.5% 01 Nov 2024	—	293,642
	Verizon Communications	3.65% 14 Sep 2018	—	1,317,654
	Verizon Communications	5.15% 15 Sep 2023	—	658,979
	Verizon Communications	5.15% 15 Sep 2023	—	663,265
	Viacom Inc	3.875% 01 Apr 2024	—	156,830
	Viacom Inc	5.625% 15 Sep 2019	—	70,836
	Vodafone Group	2.95% 19 Feb 2023	—	416,215
	Volkswagen Auto Loan	0.91% 22 Oct 2018	—	537,061
	Wachovia Bank Commercial Mortgage	1.0% 15 Jan 2045	—	907,783
	Wachovia Bank Commercial Mortgage	1.0% 15 May 2043	—	—
	Walgreen Co	1.8% 15 Sep 2017	—	825,216
	Walgreens Boots Alliance	3.8% 18 Nov 2024	—	465,148
	Waste Management Inc	6.1% 15 Mar 2018	—	301,960
	Waste Management Inc	4.75% 30 Jun 2020	—	446,724

Baxter International Inc. and Subsidiaries

Incentive Investment Plan

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

Employer Identification Number: 36-0781620 and Plan Number 023

December 31, 2014

Identity of Issue		Description of Investment	Cost (1)	Current Value
	Wells Fargo & Company	1.0% 15 Jun 2016	—	473,082
	Wells Fargo & Company	3.5% 08 Mar 2022	—	663,508
	Wells Fargo & Company	2.1% 08 May 2017	—	912,802
	Western Union Co	3.65% 22 Aug 2018	—	458,061
	Western Union Co	3.35% 22 May 2019	—	238,544
	WF RBS Commercial Mortgage	3.337% 15 Jun 2046	—	457,808
	WF RBS Commercial Mortgage	2.921% 15 Dec 2046	—	554,277
	WF RBS Commercial Mortgage Trust	3.66% 15 Mar 2047	—	635,649
	Williams Partners LP	5.25% 15 Mar 2020	—	716,284
	Williams Partners LP	3.9% 15 Jan 2025	—	265,790
	Williams Partners LP	4.0% 15 Nov 2021	—	330,732
	Williams Partners LP	7.25% 01 Feb 2017	—	347,606
	World Financial Network	3.14% 17 Jan 2023	—	1,452,703
	World Financial Network	1.76% 17 May 2021	—	317,140
	World Financial Network	1.61% 15 Dec 2021	—	248,018
	World Financial Network Credit	1.0% 15 Dec 2019	—	417,421
	WPP Finance	4.75% 21 Nov 2021	—	205,834
	Wyndham Worldwide Corp	2.5% 01 Mar 2018	—	494,041
	Xerox Corporation	5.625% 15 Dec 2019	—	458,038
	Yamana Gold Inc	4.95% 15 Jul 2024	—	370,298

			—	213,638,021

Separate Investment Contract

*	Metropolitan Life Insurance Company	Separate Account	—	167,682,833

Benefit Responsive Interest Rate Wrapper Contracts

*	Metropolitan Life Insurance Company	Open Ended Maturity	—	(190,692)
*	Prudential Financial Inc	Open Ended Maturity	—	(84,500)
*	Transamerica Inc.	Open Ended Maturity	—	(173,467)

			—	(448,659)

	Synthetic Guaranteed Investment Contracts (contract value equals $671,061,967)		—	$712,934,033

Commingled Investments:

*	SSgA Daily EAFE Fund	Commingled Investments	—	104,083,254
*	Daily Emer Mkts Index Ser State Str Bk & Tr Co Invt	Commingled Investments	—	8,723,434
*	Northern Trust S&P 400 Ind Fnd Tier 3	Commingled Investments	—	23,637,744
*	SSgA S&P 500 Flagship Fund	Commingled Investments	—	335,741,094
	Vanguard Target Retirement 2010	Commingled Investments	—	7,283,289
	Vanguard Target Retirement 2015	Commingled Investments	—	33,912,603
	Vanguard Target Retirement 2020	Commingled Investments	—	58,287,846
	Vanguard Target Retirement 2025	Commingled Investments	—	69,326,736

Baxter International Inc. and Subsidiaries

Incentive Investment Plan

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

Employer Identification Number: 36-0781620 and Plan Number 023

December 31, 2014

Identity of Issue		Description of Investment	Cost (1)	Current Value
	Vanguard Target Retirement 2030	Commingled Investments	—	74,434,598
	Vanguard Target Retirement 2035	Commingled Investments	—	86,217,208
	Vanguard Target Retirement 2040	Commingled Investments	—	74,846,576
	Vanguard Target Retirement 2045	Commingled Investments	—	54,603,063
	Vanguard Target Retirement 2050	Commingled Investments	—	54,830,491
	Vanguard Target Retirement Income	Commingled Investments	—	22,917,119
*	SSgA US Small Cap Index Futures Fd	Commingled Investments	—	138,789,169

	Commingled Investments		—	$1,147,634,224

Registered Investment Companies:

	Aberdeen Intl Eqty Fd	Registered Investment Company	—	5,504
	Aberdeen Select Intl Eqty Fd	Registered Investment Company	—	13,004
	Acadian Emerging Mkts Port Instl Cl	Registered Investment Company	—	5,206
	Advisorshares Trust	Registered Investment Company	—	8,778
	Aegis Value Fund	Registered Investment Company	—	4,936
	Akre Focus Fd Retail	Registered Investment Company	—	12,694
	Alliance World Dlr Govt Fd	Registered Investment Company	—	9,978
	Alps Trust ETF	Registered Investment Company	—	19,571
	Alps Trust ETF	Registered Investment Company	—	1,797
	Alps Trust ETF	Registered Investment Company	—	3,990
	Amana Developing World Fd Inv	Registered Investment Company	—	5,772
	Amana Growth Fund Inv	Registered Investment Company	—	6,285
	Amana Income Fund Inv	Registered Investment Company	—	57,139
	America Europacific Growth Fd	Registered Investment Company	—	13,165
	American Beacon Largecap Val Inv	Registered Investment Company	—	3,462
	American Century Equity Income Fd In	Registered Investment Company	—	27,199
	American Century Heritage Fund Inv	Registered Investment Company	—	2,984
	American Century Zero Coupon 2020 In	Registered Investment Company	—	11,659
	American Fd Cap Incm Bldr	Registered Investment Company	—	41,783
	American Fd Europacific Gr Fd	Registered Investment Company	—	10,352
	American Fd High Income Trust	Registered Investment Company	—	13,992
	American Fd Income Fund	Registered Investment Company	—	52,270
	American Fd Income Fund of America	Registered Investment Company	—	9,753
	American Fd New Economy Fd	Registered Investment Company	—	11,961
	American Fd Small Cap Wrld Fd	Registered Investment Company	—	10,866
	American Fundamental Investors	Registered Investment Company	—	11,340
	American Funds American Mutual	Registered Investment Company	—	11,242
	American Funds New Perspective	Registered Investment Company	—	10,279
	Amg Managers Brandywine Blue Fd	Registered Investment Company	—	12,486
	Amg Managers Emrg Oppty Fd Svc	Registered Investment Company	—	6,387
	Amg Managers Interm Duration Govt Fd	Registered Investment Company	—	24,934
	Amg Managers Skyline Special Eq Fund	Registered Investment Company	—	13,766
	Amg Southernsun Small Cap Inv	Registered Investment Company	—	8,222
	Amg Yacktman Fd Svc	Registered Investment Company	—	265,728
	Amg Yacktman Focused Fd Svc	Registered Investment Company	—	60,061

Baxter International Inc. and Subsidiaries

Incentive Investment Plan

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

Employer Identification Number: 36-0781620 and Plan Number 023

December 31, 2014

Identity of Issue	Description of Investment	Cost (1)	Current Value
Apollo Investment Corp	Registered Investment Company	—	8,140
Aqr Core Eqty R6	Registered Investment Company	—	11,706
Ariel Appreciation Fund Inv	Registered Investment Company	—	31,920
Ariel Fund Inv	Registered Investment Company	—	18,056
Artisan Global Eqty Fd Inv	Registered Investment Company	—	22,405
Artisan International Fund Inv	Registered Investment Company	—	14,256
Artisan International Value Fund	Registered Investment Company	—	15,418
Babson Cap Partn Invs Tr	Registered Investment Company	—	26,460
Baird Core Plus Bd Inv	Registered Investment Company	—	20,381
Barclays Bank Ipath	Registered Investment Company	—	13,549
Barclays Bank Ipath Etn	Registered Investment Company	—	11,144
Barclays Bank Ipath Etn	Registered Investment Company	—	211
Barclays Bank Plc	Registered Investment Company	—	906
Baron Partners Fund Retail	Registered Investment Company	—	22,078
Beck Mack And Oliver	Registered Investment Company	—	2,334
Berkshire Focus Fund	Registered Investment Company	—	4,394
Blackrock Equity Dividend Cl I	Registered Investment Company	—	55,660
Blackrock Global Allocation Fd Inst	Registered Investment Company	—	29,421
Blackrock Strat Incm Oppty Port Inst	Registered Investment Company	—	31,336
Bridgeway Aggressive Investors 1	Registered Investment Company	—	222,783
Buffalo Mid Cap Fund	Registered Investment Company	—	9,028
Buffalo Small Cap Fund	Registered Investment Company	—	3,210
Calvert Global Water Fd	Registered Investment Company	—	1,806
Clipper Fund	Registered Investment Company	—	13,511
Columbia Acorn Int’L Fd	Registered Investment Company	—	12,047
Columbia Acorn Intl Select Fd	Registered Investment Company	—	19,098
Columbia Contrarian Core A	Registered Investment Company	—	25,558
Columbia Dividend Income Fd	Registered Investment Company	—	14,042
Columbia Dividend Oppty A	Registered Investment Company	—	25,023
Columbia Marsico Intl Oppty Fd	Registered Investment Company	—	5,257
Columbia Real Estate Equity Fd	Registered Investment Company	—	79,359
Columbia Small Cap Core Fd	Registered Investment Company	—	3,910
Columbia Strategic Income Fd	Registered Investment Company	—	7,468
Columbia Value And Restructuring	Registered Investment Company	—	9,028
Credit Suisse Asset Mgmt Income Fd	Registered Investment Company	—	5,922
Crm Mid Cap Value Fund Investor	Registered Investment Company	—	12,595
Dbx Trackers Msci Et	Registered Investment Company	—	141
Delafield Fund	Registered Investment Company	—	2,685
Delaware Small Cap Value A	Registered Investment Company	—	25,536
Deutsche Alternative Asset Alloc	Registered Investment Company	—	9,332
Deutsche Real Estate Securities	Registered Investment Company	—	4,486
Deutsche S&P 500 Index Fund	Registered Investment Company	—	9,306
Deutsche Select Alternative Alloc	Registered Investment Company	—	7,380
DFA Emerg Mkts Core Eqty Port Instl	Registered Investment Company	—	41,604
DFA Global Real Estate Sec Port	Registered Investment Company	—	10,279
DFA Inflation Protect Sec Port Instl	Registered Investment Company	—	6,060
DFA Interm Govt Fixed Inc Port Instl	Registered Investment Company	—	12,441

Baxter International Inc. and Subsidiaries

Incentive Investment Plan

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

Employer Identification Number: 36-0781620 and Plan Number 023

December 31, 2014

Identity of Issue	Description of Investment	Cost (1)	Current Value
DFA Intl Core Eqty Port Instl	Registered Investment Company	—	5,231
DFA Intl Real Estate Sec Port Instl	Registered Investment Company	—	2,048
DFA Intl Small Cap Value Port Instl	Registered Investment Company	—	7,453
DFA Intl Small Co Port Instl	Registered Investment Company	—	53,635
DFA Intl Value Port Instl	Registered Investment Company	—	7,478
DFA Real Estate Securities Port Inst	Registered Investment Company	—	2,639
DFA Two Yr Glbl Fixed Inc Port Instl	Registered Investment Company	—	38,952
DFA US Core Eqty 2 Port Instl	Registered Investment Company	—	4,899
DFA US Large Cap Value Port Instl	Registered Investment Company	—	4,826
DFA US Micro Cap Port Instl	Registered Investment Company	—	33,985
DFA US Small Cap Value Port Instl	Registered Investment Company	—	36,515
DFA US Vector Eqty Port Instl	Registered Investment Company	—	11,836
Direxion Monthly Latin America Bull	Registered Investment Company	—	—
Direxion Shares ETF	Registered Investment Company	—	134
Direxion Shs ETF	Registered Investment Company	—	2,310
Direxion Shs ETF	Registered Investment Company	—	3,801
Direxion Shs ETF	Registered Investment Company	—	1,500
Direxion Shs ETF	Registered Investment Company	—	1,217
Direxion Shs ETF	Registered Investment Company	—	5,260
Direxion Shs ETF	Registered Investment Company	—	20,656
Dodge & Cox Income Fd	Registered Investment Company	—	103,878
Dodge & Cox Intl Stock Fd	Registered Investment Company	—	105,228
Dodge & Cox Stock Fund	Registered Investment Company	—	152,449
Doubleline Core Fixed Incm Fd	Registered Investment Company	—	30,025
Doubleline Fds Tr	Registered Investment Company	—	30,564
Doubleline Total Return Bd Fd	Registered Investment Company	—	16,089
Doubleline Total Returnbd Fd	Registered Investment Company	—	26,595
Dreyfus Opportunistic Midcap Value A	Registered Investment Company	—	18,770
Dreyfus Premier Greater China I	Registered Investment Company	—	924
Driehaus Emerging Mkts Growth Fd	Registered Investment Company	—	879
Driehaus International Discovery Fd	Registered Investment Company	—	12,194
Eagle Small Cap Growth Fd	Registered Investment Company	—	10,597
Eaton Vance Sr Fl Rt Tr	Registered Investment Company	—	28,864
Eaton Vance Tax Mgd Sml Cap Fd	Registered Investment Company	—	16,324
Eaton Vance Worldwide Hlth Science	Registered Investment Company	—	4,165
Etfs Phys Platinum	Registered Investment Company	—	7,608
Fairholme Fund	Registered Investment Company	—	4,359
Fam Value Fund Inx	Registered Investment Company	—	139,466
Fidelity Adv New Insights Fd	Registered Investment Company	—	45,824
Fidelity Advisor Ser Vii	Registered Investment Company	—	11,824
Fidelity Canada Fund	Registered Investment Company	—	3,328
Fidelity Cap Apprec Fund	Registered Investment Company	—	31,900
Fidelity Cap Tr Focused Stk Fd	Registered Investment Company	—	2,442
Fidelity Capital & Income Fund	Registered Investment Company	—	88,166
Fidelity Contra Fund	Registered Investment Company	—	242,609
Fidelity Convertible Securities Fund	Registered Investment Company	—	15,657
Fidelity Discovery Growth Fund	Registered Investment Company	—	2,589

Baxter International Inc. and Subsidiaries

Incentive Investment Plan

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

Employer Identification Number: 36-0781620 and Plan Number 023

December 31, 2014

Identity of Issue	Description of Investment	Cost (1)	Current Value
Fidelity Diversified Intl Fund	Registered Investment Company	—	69,431
Fidelity Dividend Growth	Registered Investment Company	—	36,750
Fidelity Emerging Markets Fd	Registered Investment Company	—	49,509
Fidelity Freedom 2025 Fund	Registered Investment Company	—	8,669
Fidelity Growth Strategies Fund	Registered Investment Company	—	3,466
Fidelity High Income Fund	Registered Investment Company	—	64,394
Fidelity International Discovery Fd	Registered Investment Company	—	65,111
Fidelity Intl Real Estate Fund	Registered Investment Company	—	17,901
Fidelity Large Cap Stock Fd	Registered Investment Company	—	5,036
Fidelity Latin Amer Fund	Registered Investment Company	—	17,467
Fidelity Leveraged Company Stock Fd	Registered Investment Company	—	4,584
Fidelity Low Priced Stock	Registered Investment Company	—	182,054
Fidelity Mid Cap Value	Registered Investment Company	—	6,723
Fidelity New Mkts Income Fd	Registered Investment Company	—	79,182
Fidelity Select Energy Services	Registered Investment Company	—	7,286
Fidelity Select Health Care	Registered Investment Company	—	16,904
Fidelity Select Medical Delivery	Registered Investment Company	—	78,168
Fidelity Select Nat Res	Registered Investment Company	—	8,613
Fidelity Select Portfolios	Registered Investment Company	—	3,279
Fidelity Slct Biotech	Registered Investment Company	—	59,307
Fidelity Slct Chemicalsport	Registered Investment Company	—	13,191
Fidelity Slct Energy	Registered Investment Company	—	16,488
Fidelity Slct It Service Port	Registered Investment Company	—	3,230
Fidelity Slct Technology	Registered Investment Company	—	4,222
Fidelity Spartan Tot Mkt Idx Fid Adv	Registered Investment Company	—	52,155
Fidelity Strategic Income Fund	Registered Investment Company	—	25,936
Fidelity Value Fund	Registered Investment Company	—	3,008
Fideltiy Advisor Mid Cap Ii I	Registered Investment Company	—	4,117
First Eagle Fds of America Cl A	Registered Investment Company	—	4,323
First Tr Exchange-Traded Fd	Registered Investment Company	—	10,465
Fmi Intl Fd	Registered Investment Company	—	36,797
Forward Emerging Markets Inst Cl	Registered Investment Company	—	728
Forward Intl Dividend Fd Inv Cl	Registered Investment Company	—	3,943
Fpa Crescent Fd Inst Cl Shares	Registered Investment Company	—	82,758
Franklin Biotechnology Discovery Fd	Registered Investment Company	—	1,159
Franklin Inc Fd	Registered Investment Company	—	19,673
Franklin Rising Div Fund	Registered Investment Company	—	20,538
Franklin Utilities Advisor Class	Registered Investment Company	—	11,251
Fund X Upgrader Fund	Registered Investment Company	—	23,169
Gabelli Utils Fd	Registered Investment Company	—	8,389
Gamco Growth Fund	Registered Investment Company	—	11,780
Glenmede Large Cap Gwth	Registered Investment Company	—	63,753
Global X ETF	Registered Investment Company	—	1,510
Global X ETF	Registered Investment Company	—	14,996
Global X Exch Traded Fd	Registered Investment Company	—	4,593
Global X Exch Traded Fd	Registered Investment Company	—	3,339
Goldman Sachs Tr	Registered Investment Company	—	13,567

Baxter International Inc. and Subsidiaries

Incentive Investment Plan

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

Employer Identification Number: 36-0781620 and Plan Number 023

December 31, 2014

Identity of Issue	Description of Investment	Cost (1)	Current Value
Goldman Sachs Tr Mid Cap Eq Svc Shs	Registered Investment Company	—	5,489
Greenspring Fund	Registered Investment Company	—	22,675
Growth Fund of America	Registered Investment Company	—	11,514
Hancock Horizon Funds	Registered Investment Company	—	183,713
Hancock John Pfd Eqty Fd	Registered Investment Company	—	65,312
Harbor Bond Fund Inst	Registered Investment Company	—	96,399
Harbor International Fd Investor	Registered Investment Company	—	67,021
Harbor International Fund Instl	Registered Investment Company	—	90,565
Harding Loevner Emerging Markets	Registered Investment Company	—	17,580
Hartford Small Cap Growth	Registered Investment Company	—	239
Heartland Value Fund Inv	Registered Investment Company	—	24,848
Hennessy Focus Fd Inv	Registered Investment Company	—	3,591
Hennessy Gas Utility Index Fd	Registered Investment Company	—	20,509
Hodges Fund	Registered Investment Company	—	2,573
Hugoton Royalty Tr Sbi	Registered Investment Company	—	1,667
Hussman Invt Tr	Registered Investment Company	—	10,197
Hussman Strategic Growth	Registered Investment Company	—	11,216
Hussman Strategic Total Return Fd	Registered Investment Company	—	12,342
Icon Healthcare Fd	Registered Investment Company	—	10,346
Invesco Comstock	Registered Investment Company	—	25,447
Invesco Eqty And Incm	Registered Investment Company	—	20,350
Invesco Eqty And Incm	Registered Investment Company	—	25,363
Invesco European Growth Fd Investor	Registered Investment Company	—	1,067
Invesco Insd Mun Incm Tr Sbi	Registered Investment Company	—	70,231
Invesco Van Kampen Sr Incm Tr	Registered Investment Company	—	21,529
Ishares Core S&P ETF Midcap	Registered Investment Company	—	40,110
Ishares DJ US Transn Idx	Registered Investment Company	—	28,220
Ishares Gold Trust	Registered Investment Company	—	7,665
Ishares Intl ETF Developed R/E	Registered Investment Company	—	1,502
Ishares Morningstar Fund	Registered Investment Company	—	39,609
Ishares Msci Aus Idx Fd	Registered Investment Company	—	133
Ishares Msci Bric Idx Fd	Registered Investment Company	—	14,958
Ishares Msci Emerging Mkts Indx Fd	Registered Investment Company	—	37,483
Ishares Msci ETF	Registered Investment Company	—	15,778
Ishares Msci ETF	Registered Investment Company	—	9,315
Ishares Msci ETF	Registered Investment Company	—	40,177
Ishares Msci ETF	Registered Investment Company	—	14,569
Ishares Msci Hk Idx Fd	Registered Investment Company	—	6,984
Ishares Msci S F Indx Fd	Registered Investment Company	—	2,787
Ishares Msci Singapore	Registered Investment Company	—	40,688
Ishares S&P Euro 350	Registered Investment Company	—	10,960
Ishares S&P Midcap 400 Value Index	Registered Investment Company	—	100,448
Ishares S&P U S Pfd Fund	Registered Investment Company	—	22,717
Ishares Silver Trust Index Fund	Registered Investment Company	—	17,078
Ishares Tr	Registered Investment Company	—	7,917
Ishares Tr Cohen & Steer Reit ETF	Registered Investment Company	—	47,645
Ishares Tr Goldman Sachs	Registered Investment Company	—	7,664

Baxter International Inc. and Subsidiaries

Incentive Investment Plan

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

Employer Identification Number: 36-0781620 and Plan Number 023

December 31, 2014

Identity of Issue		Description of Investment	Cost (1)	Current Value
	Ishares Tr Gs Investop	Registered Investment Company	—	59,108
	Ishares Tr Lehman 1-3 Yr Treasury Bd	Registered Investment Company	—	28,966
	Ishares Tr Lehman Aggregate Bd Fd	Registered Investment Company	—	37,991
	Ishares Tr Lehman Bond Fund	Registered Investment Company	—	16,621
	Ishares Tr Lehman Tips Bond Fund	Registered Investment Company	—	34,051
	Ishares Tr Msci Eafe ETF	Registered Investment Company	—	68,993
	Ishares Tr Nasdaq Biotech Index Fd	Registered Investment Company	—	6,067
	Ishares Trust Iboxx $ High Yield	Registered Investment Company	—	13,619
	Ishares Trust S&P 500 Index	Registered Investment Company	—	17,420
	Ivy Asset Strategy Fund Cl R	Registered Investment Company	—	6,149
	Ivy Global Natural	Registered Investment Company	—	3,713
	Ivy Mid Cap Growth I	Registered Investment Company	—	10,740
	James Balanced Golden Rainbow Fund	Registered Investment Company	—	9,897
	Janus Balanced Fund	Registered Investment Company	—	80,422
	Janus Contrarian Fund	Registered Investment Company	—	26,140
	Janus Fund	Registered Investment Company	—	8,396
	Janus Global Life Sciences	Registered Investment Company	—	83,298
	Janus Global Research Fd	Registered Investment Company	—	10,445
	Janus Overseas Fd	Registered Investment Company	—	12,884
	Janus Research Fund Class	Registered Investment Company	—	2,401
	Janus Triton Fund	Registered Investment Company	—	36,862
	Janus Triton Fund	Registered Investment Company	—	73,462
	Janus Venture Fund	Registered Investment Company	—	8,409
	Jensen Quality Growth Fd	Registered Investment Company	—	105,570
	Jpmorgan Chase & Co	Registered Investment Company	—	9,190
	Jpmorgan Equity Income	Registered Investment Company	—	63,540
	Jpmorgan Strategic Income Oppty Sel	Registered Investment Company	—	46,613
	Kinetics Small Cap Opportunities Fd	Registered Investment Company	—	4,181
	Laudus Mondrian Em Mkt	Registered Investment Company	—	18,110
	Lazard Developing Mkts Equity Open	Registered Investment Company	—	1,570
	Lazard Intl Strategic	Registered Investment Company	—	19,033
	Lazard Us Realty Incm Port Open	Registered Investment Company	—	25,429
*	Loomis Sayles Bond	Registered Investment Company	—	58,186
*	Loomis Sayles Bond Fund	Registered Investment Company	—	82,353
*	Loomis Sayles Glbl Bd Fd	Registered Investment Company	—	8,896
*	Loomis Sayles Ltd Term Govt Agency	Registered Investment Company	—	4,993
*	Loomis Sayles Sr Floating Rate	Registered Investment Company	—	19,737
	Manning & Napier Equity Series	Registered Investment Company	—	70,277
	Manning & Napier Overseas Series	Registered Investment Company	—	3,277
	Manning & Napier Problend Maximum	Registered Investment Company	—	1,318
	Market Vectors ETF	Registered Investment Company	—	9,572
	Market Vectors ETF	Registered Investment Company	—	10,800
	Market Vectors ETF	Registered Investment Company	—	8,456
	Market Vectors ETF	Registered Investment Company	—	8,124
	Marsico Intl Opportunities Fd	Registered Investment Company	—	16,829
	Matthews Asia Dividend Fund	Registered Investment Company	—	13,839
	Matthews China Investor	Registered Investment Company	—	1,976

Baxter International Inc. and Subsidiaries

Incentive Investment Plan

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

Employer Identification Number: 36-0781620 and Plan Number 023

December 31, 2014

Identity of Issue	Description of Investment	Cost (1)	Current Value
Matthews India Inv Fund	Registered Investment Company	—	6,854
Matthews Pacific Tiger Fd Inv	Registered Investment Company	—	554
Merger Fund	Registered Investment Company	—	64,609
Meridian Growth Fund Legacy	Registered Investment Company	—	47,912
Merk Hard Currency Fund Inv Shares	Registered Investment Company	—	9,944
Metropolitan West Total Return Bd M	Registered Investment Company	—	37,410
Mutual Global Discovery Fd	Registered Investment Company	—	20,251
Nb Socially Responsive Fd	Registered Investment Company	—	3,239
Neuberger Berman Focus Fd	Registered Investment Company	—	5,979
Neuberger Berman Real Estate Fd Trst	Registered Investment Company	—	36,897
New Ireland Fund Inc	Registered Investment Company	—	8,985
Nicholas Fund	Registered Investment Company	—	8,879
Northern Small Cap Core Fd	Registered Investment Company	—	16,492
Nuveen Qual Pfd Inc Fd	Registered Investment Company	—	137,950
Oakmark Equity Income Fd	Registered Investment Company	—	303,769
Oakmark Fund	Registered Investment Company	—	178,673
Oakmark Global Fund	Registered Investment Company	—	33,296
Oakmark International Fund	Registered Investment Company	—	154,760
Oakmark Intl Small Cap Fd	Registered Investment Company	—	4,509
Oakmark Select Fd	Registered Investment Company	—	25,243
Oppenheimer Developing Mkts	Registered Investment Company	—	7,976
Oppenheimer Developing Mkts Fd	Registered Investment Company	—	25,982
Oppenheimer Developing Mkts	Registered Investment Company	—	6,695
Oppenheimer Steelpath Mlp Alpha	Registered Investment Company	—	29,063
Pacific Financial Core Eqty Fd	Registered Investment Company	—	20,669
Pacific Financial Explorer Fd Inv	Registered Investment Company	—	1,933
Pacific Financial Strat Cons Inv	Registered Investment Company	—	14,825
Parkway Pptys Inc	Registered Investment Company	—	10,469
Parnassus Core Eqty Fd Inv	Registered Investment Company	—	159,847
Parnassus Endeavor Fd	Registered Investment Company	—	3,507
Parnassus Fund	Registered Investment Company	—	7,693
Parnassus Small-Cap Fd	Registered Investment Company	—	2,492
Perkins Mid Cap Value Fund	Registered Investment Company	—	10,645
Permanent Portfolio	Registered Investment Company	—	168,008
Permian Basin Royalty Tr	Registered Investment Company	—	3,343
Pimco All Asset Fund	Registered Investment Company	—	10,981
Pimco All Asset Fund Instl	Registered Investment Company	—	52,874
Pimco ETF	Registered Investment Company	—	65,338
Pimco Global Advantage Strat Bd Inst	Registered Investment Company	—	14,333
Pimco Incm Fd Inst Cl	Registered Investment Company	—	27,063
Pimco Income D	Registered Investment Company	—	45,956
Pimco Real Estate Real	Registered Investment Company	—	20,397
Pimco Real Return Fd Cl D	Registered Investment Company	—	68,188
Pimco Stocksplus Ar Short Strat A	Registered Investment Company	—	8,915
Pimco Total Return Fd Cl D	Registered Investment Company	—	13,542
Pimco Total Return Fund Cl A	Registered Investment Company	—	38,009
Powershares ETF Fd T	Registered Investment Company	—	8,636

Baxter International Inc. and Subsidiaries

Incentive Investment Plan

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

Employer Identification Number: 36-0781620 and Plan Number 023

December 31, 2014

Identity of Issue		Description of Investment	Cost (1)	Current Value
	Powershares Exch Trad Fd Tr	Registered Investment Company	—	9,620
	Powershares Exch Trad Fd Tr	Registered Investment Company	—	6,237
	Powershares Exch Trad Fd Tr	Registered Investment Company	—	28,681
	Powershares Exch Trad Fd Tr	Registered Investment Company	—	64,092
	Powershares Exch Trad Fd Tremrg Mkt	Registered Investment Company	—	30,131
	Powershares Qqq Trust Ser 1	Registered Investment Company	—	597,732
	Powershs Db Commdty	Registered Investment Company	—	1,882
	Powershs Db Multi Sector	Registered Investment Company	—	3,485
	Primecap Odyssey Aggr Growth Fd	Registered Investment Company	—	3,247
	Principal Fds Inc	Registered Investment Company	—	5,664
	Principal Large Cap Growth I	Registered Investment Company	—	122
	Profunds Biotechnology Svc	Registered Investment Company	—	12,393
	Proshares Short High Yld	Registered Investment Company	—	23,512
	Proshares Tr Ultra Oil & Gas	Registered Investment Company	—	5,131
	Proshares Ultrapro E	Registered Investment Company	—	13,411
	Proshares Utra Qqq	Registered Investment Company	—	110,349
	Proshs Ultra Finl Ne	Registered Investment Company	—	63,993
	Proshs Ultrapro ETF	Registered Investment Company	—	74,600
	Proshs Ultrasht ETF	Registered Investment Company	—	100
*	Prudential Invt Portfolio 16	Registered Investment Company	—	18,091
*	Prudential Jennison Nat Rescl R	Registered Investment Company	—	5,269
	Putnam Capital Spectrum Fd	Registered Investment Company	—	52,641
	Putnam Diversified Income Trust	Registered Investment Company	—	19,703
	Putnam High Income Secs Fd	Registered Investment Company	—	20,275
	Rivernorth Dbline Strat Incm Fd	Registered Investment Company	—	167,073
	Robeco Boston Partner	Registered Investment Company	—	117,793
	Rowe T Price Emerging	Registered Investment Company	—	39,679
	Rowe T Price Intl Fds Incemrgn Mkts	Registered Investment Company	—	28,243
	Royce Low Priced Stock Fd	Registered Investment Company	—	95,041
	Royce Opportunity Fd Investment Sh	Registered Investment Company	—	4,596
	Royce Pennsylvania Mutual Fd Invesmt	Registered Investment Company	—	228,592
	Royce Premier Fd Investment	Registered Investment Company	—	70,866
	Royce Special Equity Fd Inv	Registered Investment Company	—	20,895
	Royce Total Return Fd Inv	Registered Investment Company	—	47,106
	Rs Global Natural Resources Fd	Registered Investment Company	—	6,899
	Rs Invt Tr	Registered Investment Company	—	3,176
	Rs Value Fund A	Registered Investment Company	—	29,392
	Rydex Biotechnology Fd Inv Class	Registered Investment Company	—	8,783
	Rydex ETF Tr	Registered Investment Company	—	21,836
	Rydex ETF Trust	Registered Investment Company	—	998
	Rydex Health Care Fund	Registered Investment Company	—	4,934
	Rydex Utilities Fd Investor	Registered Investment Company	—	19,057
	San Juan Basin Royal	Registered Investment Company	—	2,537
	Sch US Div Equity Et	Registered Investment Company	—	4,012
	Sch US Mid-Cap ETF	Registered Investment Company	—	31,242
	Sch US Tips ETF	Registered Investment Company	—	59,772
	Schroder Emrg Mkt Eqty Adv	Registered Investment Company	—	52,580

Baxter International Inc. and Subsidiaries

Incentive Investment Plan

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

Employer Identification Number: 36-0781620 and Plan Number 023

December 31, 2014

Identity of Issue		Description of Investment	Cost (1)	Current Value
	Schwab 1000 Index Fund	Registered Investment Company	—	27,125
	Schwab Cap Tr	Registered Investment Company	—	30,209
	Schwab Intermediate-Term Bond Fund	Registered Investment Company	—	5,022
	Schwab Intl Eq ETF	Registered Investment Company	—	23,012
	Schwab Monthly Income Enh Payout	Registered Investment Company	—	28,903
	Schwab Total Stk Mkt Index	Registered Investment Company	—	1,111
	Schwab Us Broad Market ETF	Registered Investment Company	—	13,109
	Schwab Us Scap ETF	Registered Investment Company	—	26,458
	Sector Spdr Fincl Select	Registered Investment Company	—	4,946
	Sector Spdr Tr	Registered Investment Company	—	6,429
	Sector Spdr Tr Con Svcs	Registered Investment Company	—	55,251
	Selected Intl Fd	Registered Investment Company	—	4,925
	Selected Intl Fd	Registered Investment Company	—	4,947
	Shelton S&P Midcap Index Fd	Registered Investment Company	—	17,843
	Spdr Barclays ETF	Registered Investment Company	—	392
	Spdr DJ Wilshire Large Cap Growth	Registered Investment Company	—	9,684
	Spdr DJ Wilshire Small Cap Value	Registered Investment Company	—	15,227
	Spdr Dow Jones Reit ETF	Registered Investment Company	—	55,358
	Spdr Gold Trust Spdr Gold Shares	Registered Investment Company	—	196,834
	Spdr Index Shs Fds S & P Emktsc ETF	Registered Investment Company	—	52,986
	Spdr S&P 400 Mid Cap Value ETF	Registered Investment Company	—	15,437
	Spdr S&P 400 Mid Capgrowth ETF	Registered Investment Company	—	15,526
	Spdr S&P 600 Small Cap Growth	Registered Investment Company	—	15,486
	Spdr S&P Emerging Europe	Registered Investment Company	—	3,305
	Spdr S&P Pharmaceuticals	Registered Investment Company	—	16,626
	Spdr Trust Unit	Registered Investment Company	—	45,630
	Sprott Phys Sil Tr E	Registered Investment Company	—	6,027
*	SSgA Emerging Markets Fund Instl	Registered Investment Company	—	26,551
*	SSgA Intl Stock Selection Fund Instl	Registered Investment Company	—	8,489
	Sunamerica Focused	Registered Investment Company	—	25,181
	T Rowe Price Capital Appreciation Fd	Registered Investment Company	—	768,467
	T Rowe Price Corporate Income Fund	Registered Investment Company	—	130,207
	T Rowe Price Emrg Europe Fd	Registered Investment Company	—	1,727
	T Rowe Price Equity Income Fund	Registered Investment Company	—	32,764
	T Rowe Price Growth Stk Adv	Registered Investment Company	—	4,812
	T Rowe Price Health Sciences Fd	Registered Investment Company	—	113,756
	T Rowe Price International Bond Fund	Registered Investment Company	—	8,331
	T Rowe Price Intl Discovery Fund	Registered Investment Company	—	97,687
	T Rowe Price Latin America Fund	Registered Investment Company	—	7,774
	T Rowe Price Media & Telecom Fund	Registered Investment Company	—	5,034
	T Rowe Price Mid Cap Value	Registered Investment Company	—	31,599
	T Rowe Price Mid-Cap Growth Fund	Registered Investment Company	—	24,179
	T Rowe Price New Horizons Fund	Registered Investment Company	—	57,911
	T Rowe Price Retirement 2015 Adv	Registered Investment Company	—	28,922
	T Rowe Price Retirement 2025 Adv	Registered Investment Company	—	31,570
	T Rowe Price Retirement 2040 Fd	Registered Investment Company	—	6,946
	T Rowe Price Value Fund	Registered Investment Company	—	37,398

Baxter International Inc. and Subsidiaries

Incentive Investment Plan

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

Employer Identification Number: 36-0781620 and Plan Number 023

December 31, 2014

Identity of Issue	Description of Investment	Cost (1)	Current Value
T Rowe Retirement 2040 Fd Advisor Cl	Registered Investment Company	—	6,941
TCW Emerging Markets Inc Fund	Registered Investment Company	—	7,800
TCW Relative Value Div Appr Fd	Registered Investment Company	—	35,975
TCW Total Return Bond Fd	Registered Investment Company	—	64,352
TCW Total Return Bond Fd	Registered Investment Company	—	81,103
Tekia Healthcare Inv	Registered Investment Company	—	16,036
Templeton Emerg Mkts Income	Registered Investment Company	—	2,268
Templeton Emrg Mkts Small Cap Fd	Registered Investment Company	—	6,731
Templeton Global Bd	Registered Investment Company	—	49,329
Templeton Global Bond Fd Advisor	Registered Investment Company	—	6,686
Templeton Global Bond Fund	Registered Investment Company	—	38,169
Templeton Global Bond Fund Cl A	Registered Investment Company	—	9,889
Templeton Global Income Fd Inc	Registered Investment Company	—	1,438
Templeton Global Total	Registered Investment Company	—	19,561
Teton Westwood Equity Fund	Registered Investment Company	—	1,563
Teton Westwood Mighty Mites Fund	Registered Investment Company	—	41,960
Third Avenue Value Fund Instl	Registered Investment Company	—	5,743
Thompson Largecap Fund	Registered Investment Company	—	191
Touchstone Sands Capital Instl Growt	Registered Investment Company	—	16,258
Touchstone Small Cap Value	Registered Investment Company	—	14,190
Tributary Growth Opps Inst	Registered Investment Company	—	6,029
Turkish Invt Fd Inc	Registered Investment Company	—	19,148
Tweedy Browne Global Value Fd	Registered Investment Company	—	105,401
UBS Ag Jersey Brh	Registered Investment Company	—	2,287
UBS E-Tracs Shs	Registered Investment Company	—	2,143
Undiscovered Mgrsbehavioral Value	Registered Investment Company	—	16,230
United St Nat Gas Fd	Registered Investment Company	—	6,189
United States Oil Fund	Registered Investment Company	—	2,749
United Sttaes Gas Fd ETF	Registered Investment Company	—	3,415
US Global Inv Global Res	Registered Investment Company	—	1,192
US Global Inv World Precious Minrls	Registered Investment Company	—	237
US Global Investors Emerg Europe Fd	Registered Investment Company	—	1,683
Value Line Sm Cap Opportunities Fd	Registered Investment Company	—	45,837
Vanguard 500 Index Fd Investor Shs	Registered Investment Company	—	237,190
Vanguard Balanced Index Fund Inv	Registered Investment Company	—	9,478
Vanguard Bd Index Fd	Registered Investment Company	—	21,932
Vanguard Bd Index Fund	Registered Investment Company	—	17,462
Vanguard Capital Value Investor	Registered Investment Company	—	3,779
Vanguard Corp Bond ETF Short Term	Registered Investment Company	—	27,552
Vanguard Developed Mkts Index Inv	Registered Investment Company	—	39,449
Vanguard Div Appr Vipers	Registered Investment Company	—	60,440
Vanguard Dividend Growth Fund	Registered Investment Company	—	72,253
Vanguard Emerging Mkts Stock Index	Registered Investment Company	—	14,190
Vanguard Energy Fund Inv	Registered Investment Company	—	201,224
Vanguard Equity Inc Fd Admiral Shs	Registered Investment Company	—	14,223
Vanguard Ftse Emerging Mkts ETF	Registered Investment Company	—	95,248
Vanguard Global Equity Fd Investor	Registered Investment Company	—	29,262

Baxter International Inc. and Subsidiaries

Incentive Investment Plan

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

Employer Identification Number: 36-0781620 and Plan Number 023

December 31, 2014

Identity of Issue		Description of Investment	Cost (1)	Current Value
	Vanguard GNMA Fund Admiral Shrs	Registered Investment Company	—	6,371
	Vanguard GNMA Fund Investor Shs	Registered Investment Company	—	5
	Vanguard Growth Index Fd	Registered Investment Company	—	11,794
	Vanguard Health Care Fund Inv	Registered Investment Company	—	95,021
	Vanguard High Div Yield Index Inv	Registered Investment Company	—	21,033
	Vanguard High-Yield Corporate Fd Inv	Registered Investment Company	—	37,316
	Vanguard Index Funds	Registered Investment Company	—	6,498
	Vanguard Index Funds	Registered Investment Company	—	40,112
	Vanguard Index Funds	Registered Investment Company	—	26,411
	Vanguard Inflation Protected Sec Fd	Registered Investment Company	—	67,861
	Vanguard Inter Term Bond Index Fd I	Registered Investment Company	—	82,781
	Vanguard Inter Term Tax Exmpt Fd Inv	Registered Investment Company	—	1,490
	Vanguard Interm Term Inv Grd Fund	Registered Investment Company	—	30,508
	Vanguard Interm-Term Inv Grd Adm Shs	Registered Investment Company	—	30,101
	Vanguard Intl Equity Index Fd	Registered Investment Company	—	5,241
	Vanguard Long Term Treasury Fd Inv	Registered Investment Company	—	48,068
	Vanguard Mid Cap Index Fd Inv	Registered Investment Company	—	154,644
	Vanguard Mid Cap Value	Registered Investment Company	—	7,362
	Vanguard Mid-Cap Value Index Inv	Registered Investment Company	—	10,714
	Vanguard Pacific Stock Index Fd Inv	Registered Investment Company	—	7,030
	Vanguard Precious Metals Mining Inv	Registered Investment Company	—	2,600
	Vanguard Reit	Registered Investment Company	—	11,988
	Vanguard Reit Index Fund Inv	Registered Investment Company	—	180,429
	Vanguard Short Term	Registered Investment Company	—	148,618
	Vanguard Short Term Trea Admiral Shs	Registered Investment Company	—	6,294
	Vanguard Sh-Term ETF Inf Pro Secs	Registered Investment Company	—	45,828
	Vanguard Small Cap Growth Index Fd	Registered Investment Company	—	66,193
	Vanguard Small Cap Value	Registered Investment Company	—	12,911
	Vanguard Small-Cap Index Fund	Registered Investment Company	—	106,514
	Vanguard Strategic Equity Fund Inv	Registered Investment Company	—	31,771
	Vanguard Target Retirement 2040 Fd I	Registered Investment Company	—	6,797
	Vanguard Total Intl ETF	Registered Investment Company	—	30,315
	Vanguard Total Intl Stk Index Fd Inv	Registered Investment Company	—	6,842
	Vanguard Total Stock Markt Indx Fd I	Registered Investment Company	—	56,992
	Vanguard Total Stock Mkt	Registered Investment Company	—	165,619
	Vanguard Total Stock Mkt Indx Fd Adm	Registered Investment Company	—	78,613
	Vanguard Value Index Fund	Registered Investment Company	—	18,450
	Vanguard Wellington Fund Inv	Registered Investment Company	—	138,611
	Vanguard Windsor II Portfolio Inv	Registered Investment Company	—	66,522
	Vanguard World Funds	Registered Investment Company	—	18,592
	Vanguard World Funds	Registered Investment Company	—	4,179
	Vanguard World Funds	Registered Investment Company	—	11,162
	Vanguard World Funds	Registered Investment Company	—	22,210
	Vanguard World Funds	Registered Investment Company	—	11,691
*	Voya Prime Rate Trust	Registered Investment Company	—	7,946
	Wasatch Hoisington US Treas Fd Inv	Registered Investment Company	—	14,597
	Wasatch Micro Cap Value Fund Inv	Registered Investment Company	—	3,734

Baxter International Inc. and Subsidiaries

Incentive Investment Plan

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

Employer Identification Number: 36-0781620 and Plan Number 023

December 31, 2014

Identity of Issue		Description of Investment	Cost (1)	Current Value
	Wells Fargo Adv Premier Lg Co Gr Adm	Registered Investment Company	—	67,883
	Wells Fargo Advtg Prem Lrg Co Gr Inv	Registered Investment Company	—	42,801
	Wells Fargo Advtg Spcl Sml Cp Val A	Registered Investment Company	—	16,516
	Wisdomtree Diefa Hi Yld	Registered Investment Company	—	22,972
	Wisdomtree ETF	Registered Investment Company	—	9,341
	Wisdomtree Eur Smcap Div	Registered Investment Company	—	257
	Wisdomtree Trust	Registered Investment Company	—	4,216

	Registered Investment Companies		—	$16,920,862

*	Notes Receivables from Participants	Interest rates range from 3.25% to 10.5%		$50,453,884

	Collateral Held on Loaned Securities
	*SSgA Quality D Short-term Investment Fund		—	$12,903,200

	Total Investments		—	$2,568,496,054

*	Party-in-interest
**	These investments include securities that were loaned to brokers under the securities lending program with the Trustee.
(1)	Cost information not required for participant-directed investments.

SIGNATURE

Pursuant to the requirements of the Securities and Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

BAXTER INTERNATIONAL INC. AND SUBSIDIARIES
INCENTIVE INVESTMENT PLAN

Date: June 19, 2015	By:	/s/ Robert J. Hombach
Robert J. Hombach
Member of the Administrative Committee